As filed with the Securities and Exchange Commission on October 22, 2010

Registration No. 333-169831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KRONOS WORLDWIDE, INC.

(Exact Name of registrant as specified in its charter)

Delaware	2810	76-0294959
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Three Lincoln Centre

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240-2697

(972) 233-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert D. Graham

Executive Vice President and General Counsel

Kronos Worldwide, Inc.

Three Lincoln Centre

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240-2697

(972) 233-1700

(972) 448-1445 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Don M. Glendenning Toni Weinstein Locke Lord Bissell & Liddell LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 (214) 740-8000 (214) 740-8800 (facsimile)	Copies to: Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4135 (212) 701-5135 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 22, 2010

7,800,000 Shares

Common Stock

Kronos Worldwide, Inc. is offering 7,800,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “KRO.” On October 21, 2010, the last sale price of our common stock reported on the New York Stock Exchange was $37.60 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total
Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Kronos Worldwide, Inc.	$	$

We have granted the underwriters an option to purchase up to 1,170,000 additional shares of our common stock to cover over-allotment, if any, exercisable at any time until 30 days of the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2010.

Joint Book-Running Managers

Wells Fargo Securities	Deutsche Bank Securities	Stephens Inc.

Co-Managers

BB&T Capital Markets	Oppenheimer & Co.

Prospectus dated                            , 2010

We have not authorized anyone to provide any information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Kronos,” “we,” “us” and “our” refer to Kronos Worldwide, Inc., including its consolidated subsidiaries.

About Kronos

We are one of the leading global producers and marketers of titanium dioxide pigments, or TiO2, a base industrial product used in a wide range of applications. Our TiO2 products are sold under the widely recognized Kronos™ brand name and are utilized in a diverse range of customer applications and end-use markets, including coatings, plastics, paper, food, cosmetics, inks, textile fibers, rubber, pharmaceuticals, glass, ceramics and other industrial and consumer markets. Our broad range of over 40 TiO2 pigment products are “quality-of-life” products that significantly enhance the key characteristics of our customers’ end-products by imparting whiteness, brightness, opacity and durability. We believe that there are no effective substitutes for TiO2. In addition, the TiO2 industry is characterized by high barriers to entry consisting of high capital costs, proprietary technology and significant lead times required to construct new facilities or expand existing capacity. We are committed to producing TiO2 pigments and related products as our core business. We believe our focused management team and business strategy have enabled us to develop considerable expertise and efficiency in the manufacture, sale and service of our products.

We serve over 4,000 customers located in over 100 countries. In Europe and North America, our primary markets, we estimate our current market share at 22% and 18%, respectively. We believe our strong competitive position is the result of our industry experience, reputation for high quality products, outstanding process technology, highly recognized brand name, vertical integration with respect to our sulfate process and experienced management team. In addition, we believe our high level of technical service and ability to satisfy our customers’ specific technical needs helps us to maintain strong customer relationships.

The following charts show our approximate sales volume by geographic region and end use:

We conduct our operations through six strategically-located manufacturing facilities, four in Europe and two in North America, which includes our 50% interest in a joint venture in the United States. We believe our production processes are among the most efficient in the industry, primarily resulting from our high operating rates, proprietary chloride process technology, technical expertise, ongoing debottlenecking programs and strict cost controls. In addition, we believe we have a significant competitive advantage by operating the only ilmenite ore mines in Western Europe, which supply this key raw material for all of our European sulfate operations and also produce ore for sale to third party customers.

We produced 258,000 metric tons of TiO2 in the first half of 2010, up 71% from 151,000 metric tons in the first half of 2009. We implemented production curtailments during the first half of 2009 in order to decrease our inventory levels and improve our liquidity from 2008. Consequently, our average production capacity utilization rates were approximately 58% during the first half of 2009, but increased to 94% during the second half of 2009. Our average production capacity utilization was at near full capacity during the first half of 2010, and we expect to continue to operate at such utilization rates for the remainder of 2010.

Our consolidated results for the year ended December 31, 2009 were significantly impacted by the production curtailments we implemented in the first half of the year. Our consolidated results for the first six months ended June 30, 2009 included net sales of $530.1 million and a net loss of $48.4 million, compared to net sales of $612.0 million and net income of $13.7 million in the period from July 1, 2009 through December 31, 2009. Our operating results in the first half of 2009 were negatively impacted by the approximately $80 million of unabsorbed fixed production costs that were charged directly to cost of sales as a result of the production curtailments. With the continued improvement in our operating results for the six months ended June 30, 2010, we reported net sales of $699.8 million and net income of $62.1 million for such period. Please see “Selected Historical Consolidated Financial and Operating Data” and “Business.”

TiO2 Industry

TiO2 is a white pigment used in a wide range of products for its exceptional ability to impart whiteness, brightness, opacity and durability. TiO2 is a critical component of everyday applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics. TiO2 is widely considered to be superior to other alternative white pigments in large part due to its hiding power, which is the ability to cover or mask other materials effectively. Pigment extenders, such as kaolin clays, calcium carbonate and polymeric opacifiers, are used in a number of end-use markets as white pigments; however, we believe that there are no effective substitutes for TiO2 because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. TiO2 is designed, marketed and sold based on specific end-use applications. Two commercial process technologies are available to produce TiO2, the chloride and sulfate processes.

As of December 31, 2009, the end markets for TiO2 industry had consumption of approximately 4.7 million metric tons per annum, or mtpa. The top five TiO2 producers account for approximately 63% of the world’s production capacity. We believe that the industry dynamics for TiO2 are improving due to strong demand and higher selling prices. Since TiO2 is not a traded commodity, its pricing is largely a product of negotiation between suppliers and their respective customers. Over the last two years, several TiO2 manufacturers have permanently reduced capacity at facilities with high operating costs, in part in connection with environmental-related issues. Decreased capacity, along with the decline in customer inventory which occurred in the first half of 2009, has lead to industry-wide tightness in TiO2 inventories. As a result of these factors, TiO2 selling prices began to increase in the second half of 2009, and continued to increase during the first half of 2010. Further increases in TiO2 selling prices are expected to be implemented in the second half of 2010 and into 2011. We believe the decreased capacity, higher demand and improved pricing should result in improved operating rates and product margins for TiO2 producers.

Per capita consumption of TiO2 in the United States and Western Europe far exceeds that in other areas of the world, and these regions are expected to continue to be the largest consumers of TiO2. We believe that North America and Western Europe account for approximately 29% and 33% of global TiO2 consumption, respectively. Markets for TiO2 are emerging in Eastern Europe, the Far East and China and we believe could become significant as economies in these regions continue to develop and quality-of-life products, including TiO2, experience greater demand.

TiO2 is produced in two crystalline forms: rutile and anatase. Rutile TiO2 is manufactured using both a chloride production process and a sulfate production process, whereas anatase TiO2 is only produced using a sulfate production process. Although many end-use applications can use either form, especially during periods of industry tightness such as we currently experiencing, the chloride process is the preferred form for use in coatings and plastics, the two largest end-use markets. Due to environmental factors and customer considerations, the proportion of TiO2 industry sales represented by chloride process pigments has increased relative to sulfate process pigments and, in 2009, chloride process production facilities represented approximately 60% of industry capacity. The sulfate process represents a much smaller percentage of annual global TiO2 production and is preferred for use in selected paper products, ceramics, rubber tires, man-made fibers, food and cosmetics.

Chloride Process. The chloride process is a continuous process in which chlorine is used to extract rutile TiO2. The chloride process typically has lower manufacturing costs than the sulfate process due to higher yield, less waste, lower energy requirements and lower labor costs. This process has also gained share over the sulfate process because of the relatively lower upfront capital investment in plant and equipment required. The chloride process produces less waste than the sulfate process because much of the chlorine is recycled and feedstock bearing higher titanium content is used. The chloride process produces an intermediate base pigment with a wide range of properties.

Sulfate Process. The feedstocks used in this process include ilmenite and titanium slag. The sulfate process is a batch process, whereby the ilmenite or titanium slag is digested with sulfuric acid to form a mixture of soluble sulfates. After filtration and concentration, the soluble sulfate is hydrolyzed to an insoluble hydrous TiO2 that precipitates out after seeding crystals are added to the solution. The precipitate is collected, filtered, bleached, washed and calcined to yield a TiO2 ready for finishing treatment.

The chart below highlights primary end-use applications for TiO2:

Our Competitive Strengths

Highly attractive industry conditions and significant barriers to entry.  The chloride process is the primary TiO2 production process in the industry, representing approximately 60% of TiO2 produced annually and approximately 75% of our TiO2 production capacity. The closely-held nature of this technology poses a significant barrier to entry for new entrants into the TiO2 industry as substantially all of the chloride process technology is held by the five largest producers. In addition, adding new TiO2 production capacity by constructing greenfield plants requires significant capital expenditures that we estimate to cost between $5,000 and $6,000 per metric ton, or an aggregate of $750 million to $900 million for a 150,000 metric ton facility, the smallest facility size we believe would be economically feasible. Lead times of between three to five years before initial production due to permitting and construction also pose significant barriers to entry in the industry. We built the last chloride plant in the Western hemisphere, which commenced operation in 1993.

Diverse product offerings, with superior product traits.  We believe we have one of the broadest product offerings in the TiO2 industry. We offer over 40 different TiO2 grades, including rutile, anatase and non-pigmentary grades. We manufacture several key grades that we believe possess superior performance characteristics relative to the products of most of our competitors. For example, we have a significant share of the European PVC profile market, where we supply a TiO2 product grade that has more than 30 years of proven performance. Other TiO2 applications that we believe provide us with an advantage over many of our competitors include chloride grades for engineering plastics and paper laminate applications and sulfate grades for food, pharmaceutical, cosmetics and textile fiber applications. TiO2 is expected to remain the leading product in its industry as there are essentially no other economically viable substitutes with comparable opacifying power.

Leading market positions focusing on TiO2.  Based on current operating capacities, we are the largest producer of TiO2 in Europe and the third largest producer worldwide. We believe our strong competitive position is the result of our industry experience, reputation for high quality products, outstanding process technology, highly recognized brand name and experienced management team. The production and sale of TiO2 is our core business. We believe this focus, combined with our long history and experience, help to make our operations among the most efficient in the industry.

Long-standing relationships across attractive and diverse end-use markets.  We serve over 4,000 customers across a diverse range of end-use markets and market segments in over 100 countries worldwide with the majority of sales in Europe and North America. We have strong sales penetration in the two largest TiO2 end-use markets, coatings and plastics, and participate in a diverse range of other end-use markets and market segments. We work closely with our customers to optimize their formulations, thereby enhancing the use of TiO2 in their production processes. We believe this consistent dialogue assists us in developing and maintaining strong customer relationships. We sell the majority of our products through a direct sales force that we believe has contributed to our customer retention rate and strengthened our competitive position. Our top ten customers represented approximately 28% of net sales in 2009, with no single customer accounting for more than 10% of our 2009 net sales.

Global integrated infrastructure with high operating efficiency.  Our business is geographically diversified, with manufacturing operations in North America and Western Europe, and has a worldwide distribution, sales and technical support network. We believe this diversification minimizes the potential impact of volatility from any one customer, industry or geographic region. We believe our manufacturing facilities are among the most efficient in the industry. All of our manufacturing facilities are ISO 9001 or ISO 14001 certified and our chloride production facilities use the same proprietary technology, equipment and process control systems, achieving implementation efficiencies with regard to production enhancements. We have achieved operating efficiencies through the standardization of equipment across our manufacturing facilities, employee training, innovative technology changes, and processing by-products to sell as co-products into the marketplace. Due in part to ongoing debottlenecking programs, our production capacity has increased by approximately 30% over the past ten years with only moderate capital investment. In addition, our research and development and process technology efforts focus on improving production processes and yields and product grades and quality.

We operate additional businesses that are related to our TiO2 business, which we believe further enhance our operational efficiencies. We operate two ilmenite mines in Norway that supply all of the feedstock for our European sulfate operations, which reduces our production costs at these plants. We also sell ilmenite to third parties. We manufacture and sell iron-based chemicals, which are co-products and processed co-products of TiO2 pigment production. Our co-products business provides important efficiencies and cost savings to our production process. We also manufacture and sell specialty titanium chemicals. Our ilmenite mines, chemicals co-product and specialty titanium chemical businesses represented approximately 10% of our 2009 net sales.

Strong track record through industry cycles.  We have generated positive cash flows from operating activities for 17 consecutive years, throughout various industry cycles. Through ongoing process improvements we have reduced labor and other manufacturing costs and have added production capacity with moderate disciplined capital investment, resulting in a reduction in fixed costs, a significant improvement in margins and high free cash flow. We continue to focus on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs and improve margins. We also seek to increase margins by focusing our sales efforts on particular end-use and geographic markets where we believe we can realize relatively higher selling prices.

State-of-the-art R&D and technological innovation.  We employ customer and end-use market feedback, technological expertise and fundamental research to create next-generation products and processes. Our technology development efforts include building value-added properties into our TiO2 to enhance its performance in our customers’ end-use applications. Our research and development teams support our future business strategies, and we manage those teams using disciplined project management tools and a team approach to technological development. We have a strong focus on new product development as a result of the increasingly global market place.

Experienced management team.  Each member of our senior operating management team has over 25 years of experience in the TiO2 and related industries and an average of 25 years of experience with us. This team is responsible for developing and executing our strategy, which has generated a track record of production growth, high operating rates, cost reductions, steady sales volume growth, strong customer relationships and significant cash flows. In addition to our strong senior operating management team, we have an experienced group of employees who work to maintain our market position by developing and maintaining customer relationships, expanding our product offerings and implementing innovative technological enhancements.

Our Business Strategy

Enhance operating efficiencies and improve margins.  We are continually evaluating our business to identify opportunities to increase operational efficiency. We intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs and improve our margins.

Expand global leadership.  We plan to continue to capitalize on our strong global market position and drive profitable growth by enhancing existing customer relationships, providing high quality products and offering technical expertise to our customers. Our broad product offering allows us to participate in a variety of end-use markets, and pursue those market segments that we believe have attractive growth prospects and profit margins. Our operations position us to participate in markets in Eastern Europe, Asia and North Africa, which we expect to provide attractive growth opportunities as these areas develop. We also seek to increase margins by focusing our sales efforts on those end-use and geographic markets where we believe we can realize relatively higher selling prices than in alternate markets. We believe our global commercial organization, distribution infrastructure, and local fulfillment capabilities will enable us to continue to pursue global growth.

Pursue technology-driven growth.  We intend to continue to improve our competitive position by developing new products for coatings, plastics and other applications that increase sales volumes and drive higher margins. As an example, we recently developed a new coatings grade that has improved performance in certain coating applications, from interior water-based house paints to high gloss solvent-based industrial or original equipment manufacturer applications. We are also developing innovative TiO2 products for applications in the growing catalyst markets, to be used in water purification and pollution reduction markets. We believe these developments will help to maintain or improve our market position.

Pursue a disciplined acquisition strategy.  We believe we are well positioned to capitalize on growth initiatives. We plan to continue to evaluate and pursue opportunities that improve our existing business and to seek acquisition opportunities that increase our production capacity, enhance our product portfolio, expand our market presence or provide operational synergies and cost savings.

Recent Developments

On October 22, 2010, we filed with the SEC our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. This Quarterly Report has been incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Our Risks

Our business and our ability to execute our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors”:

•	Demand for, and prices of, certain of our products are influenced by changing market conditions for our products, which may result in reduced earnings or operating losses.

•	The TiO2 industry is concentrated and highly competitive and we face price pressures in the markets in which we operate, which may result in reduced earnings or operating losses.

•

Higher costs or limited availability of our raw materials may reduce our earnings and decrease our liquidity. In addition, many of our raw material contracts contain fixed quantities we are required to purchase.

•	Our leverage may impair our financial condition or limit our ability to operate our businesses.

•	Global climate change legislation could negatively impact our financial results or limit our ability to operate our businesses.

•	We are currently party to, and may in the future be party to, certain related party transactions. Such transactions could involve potential conflicts of interest.

•	We are subject to changes in our effective tax rate and may have exposure to additional tax liabilities.

•	Failure to protect our intellectual property rights or claims by others that we infringe their intellectual property rights could substantially harm our business.

•

The market price of our common stock could be adversely affected by sales of our common stock in this offering, subsequent sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future offerings.

•	Our stock price may be volatile.

•	It may be difficult for a third party to acquire us, which could discourage or prevent a change of control or merger transaction.

Ownership

On October 15, 2010, our common stock was owned 4% by unaffiliated stockholders and 96% by Harold C. Simmons and related persons and entities, including the following:

•	Valhi, Inc., or Valhi (one of our two principal publicly-held parent corporations), which is a diversified holding company with principal investments in NL Industries, Inc., or NL, and us; and

•

NL (our other principal publicly-held parent company), which is a diversified holding company with principal investments in CompX International Inc., or CompX (one of our publicly-held sister corporations that manufactures security products, furniture components and performance marine components), and us.

Valhi and NL are each subsidiaries of Contran Corporation, or Contran. Each of Contran, Valhi, NL and us may be deemed to be controlled by Mr. Simmons. Following completion of this offering, assuming no exercise of the underwriters’ over-allotment option, our common stock will be owned 17.1% by unaffiliated stockholders and 82.9% by Mr. Simmons and related persons and entities (including Valhi and NL), and Mr. Simmons may continue to be deemed to control us. See “Principal Stockholders and Ownership of Management.”

See “Risk Factors—The market price of our common stock could be adversely affected by sales of our common stock in this offering, subsequent sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future offerings” and “—We are currently party to, and may in the future be party to, certain related party transactions. Such transactions could involve potential conflicts of interest.”

Company Information

We were incorporated in Delaware in 1989. Our principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240, and our telephone number is (972) 233-1700. We maintain an internet web site at www.kronosww.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be part of this prospectus.

Kronos™ is the trademark of Kronos Worldwide, Inc. This prospectus contains trademarks and service marks of other companies.

Our Corporate Structure

The following chart summarizes our corporate structure (ownership is 100% unless otherwise noted):

(a)	.3% of Kronos France is held by minority shareholders.

(b)	50% of Louisiana Pigment Company is owned by Huntsman International LLC, or Huntsman. See “Business—TiO2 Manufacturing Joint Venture.”

The Offering

Common stock offered	7,800,000 shares (or 8,970,000 shares if the underwriters’ over-allotment option is exercised in full).

Common stock to be outstanding after this offering	56,777,549 shares of common stock (57,947,549 shares of common stock if the underwriters exercise their over-allotment option in full), approximately 82.9% of which (approximately 81.2% if the underwriters exercise their over-allotment option in full) will be owned by Harold C. Simmons and related persons and entities. See “Risk Factors—The market price of our common stock could be adversely affected by sales of our common stock in this offering, subsequent sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future offerings” and “—We are currently party to, and may in the future be party to, certain related party transactions. Such transactions could involve potential conflicts of interest.”

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, which may include possible acquisitions of additional TiO2 facilities that may become available in the future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to purchase any shares of our common stock.

NYSE symbol	KRO

The number of shares of common stock to be outstanding after this offering is based on 48,977,549 shares outstanding as of October 15, 2010, and excludes 115,500 shares available for future grant under our long-term incentive plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 1,170,000 shares of common stock to cover over-allotments, if any.

Summary Historical Consolidated Financial and Operating Data

The following summary historical financial data with respect to the years ended December 31, 2007, 2008 and 2009 is derived from our audited consolidated financial statements included in this prospectus. The summary historical financial data for the six months ended June 30, 2009 and 2010, and as of June 30, 2010, is derived from our unaudited condensed consolidated financial statements included in this prospectus. Such unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and we have made, in our opinion, all necessary adjustments (which include only normal recurring adjustments) in order to state fairly, in all material respects, our consolidated financial position, results of operations and cash flows as of and for such interim dates presented. Our results of operations for the interim period ended June 30, 2010 may not be indicative of our operating results for the full year. The TiO2 operating statistics data is unaudited for each period presented. You should read this data together with our consolidated financial statements and related notes and the information under “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(in millions, except per share data)
				(unaudited)
Statement of Income Data:
Net sales	$1,310.3	$1,316.9	$1,142.0	$530.1	$699.8

Gross profit	$251.4	$220.6	$130.3	$18.3	$145.7
Selling, general and administrative expenses	162.1	167.4	148.2	69.0	81.4
Other income (expense), net (1)	(4.4)	(6.0)	2.2	2.5	(3.8)

Income (loss) from operations	84.9	47.2	(15.7)	(48.2)	60.5

Interest income	2.5	1.0	.2	.1	-
Interest expense	(39.4)	(42.2)	(41.4)	(20.0)	(20.1)

Income before income taxes	48.0	6.0	(56.9)	(68.1)	40.4

Provision for income taxes (benefit)	114.7	(3.0)	(22.2)	(19.7)	(21.7)

Net income (loss)	$(66.7)	$9.0	$(34.7)	$(48.4)	$62.1

Net income (loss) per basic and diluted share	$(1.36)	$.18	$(.71)	$(.99)	$1.27

Cash dividends per share (2)	$1.00	$1.00	$-	$-	$-
Basic and diluted weighted average common shares outstanding	49.0	49.0	49.0	49.0	49.0

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(In millions, except TiO2 operating statistics)
				(unaudited)
Other operating data:
Cash flows provided by (used in):
Operating activities	$90.0	$2.7	$86.3	$44.5	$(3.4)
Investing activities	(47.4)	(68.1)	(23.7)	(14.2)	(15.0)
Financing activities	(39.8)	10.3	(49.8)	27.7	24.5
Depreciation and amortization expense	48.9	51.3	47.0	22.3	22.6
Capital expenditures	47.3	68.1	23.7	14.7	15.4

Kronos TiO2 operating statistics (unaudited):
Sales volumes*	519	478	445	211	270
Production volumes*	512	514	402	151	258
Production capacity at beginning of period*	525	532	532	266	266
Production rate as a percentage of capacity	98%	97%	76%	58%	97%

June 30, 2010
(In millions)
(unaudited)
Balance sheet data:
Cash and cash equivalents	$34.1
Working capital (3)	331.7
Total assets	1,262.4
Total debt, including current maturities	550.8
Common stockholders’ equity	362.1

*	Metric tons in thousands

(1)	Other income (expense), net, includes currency transaction gains (losses), gains and losses from the disposition of property and equipment, corporate expense and other operating income and expense.

(2)	On October 7, 2010, our board of directors determined to resume our regular quarterly dividend, and declared a cash dividend of $.25 per share, payable on December 23, 2010 to holders of record at the close of business on December 10, 2010. As a result, purchasers of stock in this offering will be entitled to receive this dividend to the extent they continue to hold the stock on December 10, 2010.

(3)	Total current assets less total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Demand for, and prices of, certain of our products are influenced by changing market conditions for our products, which may result in reduced earnings or operating losses.

Approximately 90% of our revenues are attributable to sales of TiO2. Pricing within the global TiO2 industry over the long term is cyclical and changes in economic conditions, especially in Western industrialized nations, can significantly impact our earnings and operating cash flows. Historically, the markets for many of our products have experienced alternating periods of increasing and decreasing demand. Relative changes in the selling prices for our products are one of the main factors that affect the level of our profitability. In periods of increasing demand, our selling prices and profit margins generally will tend to increase, while in periods of decreasing demand our selling prices and profit margins generally tend to decrease. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of TiO2 in advance of anticipated price increases or defer purchases of TiO2 in advance of anticipated price decreases. As we have completed most of our identified debottlenecking initiatives, our ability to further increase capacity without additional investment in greenfield or brownfield capacity increases may be limited and as a result, our profitability may become even more dependent upon the selling prices of our products.

The demand for TiO2 during a given year is also subject to annual seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year. This is due in part to the increase in paint production in the spring to meet demand during the spring and summer painting season.

The TiO2 industry is concentrated and highly competitive and we face price pressures in the markets in which we operate, which may result in reduced earnings or operating losses.

The global market in which we operate our business is concentrated with the top five TiO2 producers accounting for 63% of the world’s production capacity and is highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products because their costs are lower than our costs. In addition, some of our competitors’ financial, technological and other resources may be greater than our resources and such competitors may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Further, consolidation of our competitors or customers may result in reduced demand for our products or make it more difficult for us to compete with our competitors. The occurrence of any of these events could result in reduced earnings or operating losses.

Higher costs or limited availability of our raw materials may reduce our earnings and decrease our liquidity. In addition, many of our raw material contracts contain fixed quantities we are required to purchase.

The number of sources for and availability of certain raw materials is specific to the particular geographical region in which a facility is located. For example, titanium-containing feedstocks suitable for use in our TiO2 facilities are available from a limited number of suppliers around the world. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. If our worldwide vendors were unable to meet their contractual obligations and we were unable to obtain necessary raw materials, we could incur higher costs for raw materials or may be required to reduce production levels. In addition, we may also experience higher operating costs such as energy costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher costs or reduced production levels, which could reduce our earnings and decrease our liquidity.

We have long-term supply contracts that provide for our TiO2 feedstock requirements that currently expire in 2010 through 2014, some of which we may be able to renew. We may not be successful in renewing these contracts or in obtaining long-term extensions to these contracts prior to expiration. The agreements require us to purchase certain minimum quantities of feedstock with minimum purchase commitments aggregating approximately $549 million at December 31, 2009. In addition, we have other long-term supply and service contracts that provide for various raw materials and services. These agreements require us to purchase certain minimum quantities or services with minimum purchase commitments aggregating approximately $176 million at December 31, 2009. Our commitments under these contracts could adversely affect our financial results if we significantly reduce our production and were unable to modify the contractual commitments.

Our leverage may impair our financial condition or limit our ability to operate our businesses.

We currently have a significant amount of debt. As of June 30, 2010, our total consolidated debt was approximately $550.8 million, which relates to our senior secured notes, a revolving credit facility of certain wholly-owned subsidiaries of Kronos International, Inc., or KII, which is one of our wholly-owned subsidiaries with operations in Europe, and a revolving credit facility of our U.S. subsidiary. Our level of debt could have important consequences to our stockholders and creditors, including:

•	making it more difficult for us to satisfy our obligations with respect to our liabilities;

•	increasing our vulnerability to adverse general economic and industry conditions;

•

requiring that a portion of our cash flows from operations be used for the payment of interest on our debt, which reduces our ability to use our cash flow to fund working capital, capital expenditures, dividends on our common stock, acquisitions or general corporate requirements;

•	limiting the ability of our subsidiaries to pay dividends to us;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage relative to other less leveraged competitors.

In addition to our indebtedness, we are party to various lease and other agreements pursuant to which, along with our indebtedness, we are committed to pay approximately $383.2 million in 2010. Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our future ability to generate cash flow. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds under our subsidiaries’ credit facilities in the future will, in some instances, depend in part on these subsidiaries’ ability to maintain specified financial ratios and satisfy certain financial covenants contained in the applicable credit agreement.

Our business may not generate cash flows from operating activities sufficient to enable us to pay our debts when they become due and to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our debt before maturity. We may not be able to refinance any of our debt in a timely manner on favorable terms, if at all, in the current credit markets. Any inability to generate sufficient cash flows or to refinance our debt on favorable terms could have a material adverse effect on our financial condition.

Global climate change legislation could negatively impact our financial results or limit our ability to operate our businesses.

We operate production facilities in several countries. In many of the countries in which we operate, legislation has been passed, or proposed legislation is being considered, to limit greenhouse gases through various means, including emissions permits and/or energy taxes. In several of our production facilities, we consume large amounts of energy, primarily electricity and natural gas. To date, the permit system in effect in the various countries in which we operate has not had a material adverse effect on our financial results. However, if further greenhouse gas legislation were to be enacted in one or more countries, it could negatively impact our future results from operations through increased costs of production, particularly as it relates to our energy requirements or our need to obtain emissions permits. If such increased costs of production were to materialize, we may be unable to pass price increases onto our customers to compensate for increased production costs, which may decrease our liquidity, operating income and results of operations.

We are currently party to, and may in the future be party to, certain related party transactions. Such transactions could involve potential conflicts of interest.

Certain of our directors or executive officers also serve as directors or executive officers of certain of our affiliates. Such relationships may lead to possible conflicts of interest under circumstances in which the affiliated companies may have adverse interests. In addition, from time to time we engage in transactions with affiliated companies. It is not a violation of our code of business conduct and ethics to enter into such a transaction if, in our opinion, such transaction is no less favorable to us than could be obtained from unrelated parties, or the transaction, in the absence of stockholder ratification or approval by our independent directors, is fair to all companies involved. Our executive officers are responsible for applying this policy to related parties. No specific procedures are in place that govern the treatment of transactions among us and our related entities. In certain instances, our executive officers may seek the approval or ratification of such transactions by our independent directors, but there is no quantified threshold for seeking this approval.

We have entered into various related party transactions. For example, we and Contran participate in a combined risk management program. Pursuant to the program, Contran and certain of its subsidiaries and related entities, including us and certain of our subsidiaries and related entities, as a group purchase insurance policies and risk management services. With respect to certain of such jointly owned insurance policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, Contran and certain of its subsidiaries or related companies, including us, have entered into a loss sharing agreement under which any uninsured loss is shared by those companies who have submitted claims under the relevant policy.

See “Certain Relationships and Related Party Transactions.”

We are subject to changes in our effective tax rate and may have exposure to additional tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. Although we believe that our tax estimates are reasonable, the final determination of tax audits or tax disputes may not be resolved in our favor due to the inherent uncertainties involved in settlement initiatives and court and tax proceedings.

As discussed under “Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations—Executive Summary,” our net income in certain prior periods takes into account income tax benefits related to certain events, including a favorable resolution of tax issues in Germany and a decrease in our reserve for uncertain tax positions. These events may not occur again in the future or, if these or similar events do occur, they may not contribute to our net income, if any.

We record a valuation allowance to reduce our deferred income tax assets to the amount that we believe is more-likely-than-not to be realized. In the future, our expectation may change regarding whether it is more-likely-than-not that we would be able to utilize all or a portion of our deferred income tax assets, in which case it may be necessary to impose (or adjust) a valuation allowance on our deferred income tax assets. For example, as discussed under “Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates,” we have substantial net operating loss carryforwards in Germany (the equivalent of $941 million for German corporate purposes and $288 million for German trade tax purposes at December 31, 2009) that are not currently subject to a valuation allowance. Prior to the complete utilization of these carryforwards, it is possible that we might conclude the benefit of these carryforwards no longer meets the more-likely-than-not criteria, at which point we would be required to recognize a valuation allowance on all or a portion of the then-remaining deferred income tax asset associated with such carryforwards.

Failure to protect our intellectual property rights or claims by others that we infringe their intellectual property rights could substantially harm our business.

We rely on patent, trademark and trade secret laws in the United States and similar laws in other countries to establish and maintain our intellectual property rights in our technology. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. Others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Further, there can be no assurance that any of our pending trademark or patent applications will be approved. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights. In addition, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our technology adequately against unauthorized third party use, which could adversely affect our competitive position.

Third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend and distract management’s and technical staff’s attention and resources. Claims of intellectual property infringement also might require us to redesign affected technology, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our technology. If we cannot or do not license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, our business could be adversely impacted.

Risks Related to This Offering and an Investment in Our Stock

The market price of our common stock could be adversely affected by sales of our common stock in this offering, subsequent sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future offerings.

As of October 15, 2010, 1,925,594 shares of our common stock not owned by Harold C. Simmons and related persons and entities were outstanding, representing approximately 4% of our outstanding common stock. The sale of shares in this offering could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock.

Upon the completion of this offering, we will have 56,777,549 shares of common stock outstanding (57,947,549 shares if the underwriters’ over-allotment option is exercised in full), approximately 82.9% of which (approximately 81.2% if the underwriters exercise their over-allotment option in full) will be owned by Harold C. Simmons and related persons and entities. These persons and our other affiliates will be free to sell shares, subject to the limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Of the shares of our common stock owned by Harold C. Simmons and related persons and entities, an aggregate of approximately 82.1% of our common stock (approximately 80.4% if the underwriters’ over-allotment option is exercised in full) immediately following this offering will be held by Valhi and NL, and some or all of such stock, by pledge of such stock or otherwise, may be subject to rights of creditors of Valhi or NL. Should either Valhi or NL experience a need for liquidity or a creditor of Valhi or NL exercise rights to such stock, some or all of our common stock may be sold in the open market or otherwise, which could adversely affect the market price for our common stock.

We cannot predict when any of our affiliates may sell their shares or in what volumes. The market price of our common stock could decline significantly if any of our affiliates sells a large number of shares into the public market after this offering or if the market believes that these sales may occur. In connection with this offering, we, along with our executive officers, directors and certain of our stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for days after the date of this prospectus without the consent of Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc.

In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in exploiting the properties or integrating the businesses we acquire and other factors.

The public offering price of our common stock in this offering may not be indicative of the market price of our common stock after this offering and our stock price may be volatile.

During the third quarter of 2010, the average daily trading volume for our common stock as reported by the New York Stock Exchange, or the NYSE, was approximately 23,000 shares. A more active market for our common stock may not develop or may not be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the public offering price. You may not be able to resell your shares at or above the public offering price. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, revenues, cash flow per share and cash flow from operations;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	sales of our common stock by our major stockholders;

•	conditions generally affecting the TiO2 industry;

•	general market conditions, including fluctuations in TiO2 prices; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Since our common stock became publicly traded in December 2003, certain of our affiliates have purchased our common stock in open market transactions from time to time, as disclosed in public filings with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, which disclose purchases in material amounts, and such purchases may have impacted the historical market price for our stock. Such affiliates have ceased any further open market transactions in our common stock as of October 1, 2010, and will not effect any such transactions until the completion of this offering. Thereafter, such affiliates may continue purchases or make sales of our common stock in open market transactions, which may impact the market price for our stock in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

It may be difficult for a third party to acquire us, which could discourage or prevent a change of control or merger transaction.

After the completion of this offering, Harold C. Simmons and related persons and entities will own approximately 82.9% of the voting power of our common stock (or approximately 81.2% if the underwriters exercise their over-allotment option in full). For as long as our affiliates own a majority of our common stock, a takeover of our company will require their approval.

In addition, provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risk and uncertainties, include, among others discussed in the “Risk Factors” section of this prospectus:

•	future supply and demand for our products;

•	the extent of the dependence of certain of our businesses on certain market sectors;

•	the cyclicality of our businesses;

•

customer inventory levels (such as the extent to which our customers may, from time to time, accelerate purchases of titanium dioxide, or TiO2, in advance of anticipated price increases or defer purchases of TiO2 in advance of anticipated price decreases);

•	changes in raw material and other operating costs (such as energy costs);

•	general global economic and political conditions (such as changes in the level of gross domestic product in various regions of the world and the impact of such changes on demand for TiO2);

•	competitive products and substitute products;

•	customer and competitor strategies;

•	potential consolidation or solvency of our competitors;

•	the impact of pricing and production decisions;

•	competitive technology positions;

•	our ability to protect our intellectual property rights in our technology;

•	the introduction of trade barriers;

•	possible disruption of our business or increases in the cost of doing business resulting from terrorist activities or global conflicts;

•	fluctuations in currency exchange rates (such as changes in the exchange rate between the U.S. dollar and each of the euro, the Norwegian krone and the Canadian dollar);

•	operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime and transportation interruptions);

•	our ability to renew or refinance credit facilities;

•	our ability to maintain sufficient liquidity;

•	the ultimate outcome of income tax audits, tax settlement initiatives or other tax matters;

•	our ability to utilize income tax attributes, the benefits of which have been recognized under the more-likely-than-not recognition criteria;

•	environmental matters (in particular those requiring compliance with emission and discharge standards for existing and new facilities);

•	government laws and regulations and possible changes therein;

•	the ultimate resolution of pending litigation, such as the class action described under “Business—Legal Proceedings”; and

•	possible future litigation.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual results may differ materially from what we expect and from those expressed or implied by our forward-looking statements. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

We have obtained some of the market data that we use in this prospectus from independent industry sources. Market data obtained in this manner include the size and growth rates for TiO2 products and markets. We have not independently verified that data. Other data including market share, ranking and similar such information contained in this prospectus is based either on management’s own estimates, industry publications or other published independent sources but, in each case, are believed by management to be reasonable estimates. Data of this nature is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $             million (or $             million in the event of the exercise of the over-allotment option in full), after deducting underwriting commissions and expenses.

We intend to use the net proceeds of this offering for general corporate purposes, which may include possible acquisitions of additional TiO2 facilities that may become available in the future.

DIVIDEND POLICY

Prior to 2009, we paid a regular quarterly dividend to stockholders of $.25 per share. In February 2009, our board of directors decided to suspend our quarterly dividend after considering the uncertainties in the global economy and credit markets. On October 7, 2010, our board of directors determined to resume our regular quarterly dividend, and declared a cash dividend of $.25 per share, payable on December 23, 2010 to holders of record at the close of business on December 10, 2010. As a result, purchasers of stock in this offering will be entitled to receive this dividend to the extent they continue to hold the stock on December 10, 2010. In determining to resume the dividend, the board considered our results of operations, financial condition, cash requirements for our business, the current long-term outlook for our business and other factors deemed relevant by the board. The declaration and payment of future dividends is discretionary, and the amount, if any, will be dependent upon such factors. There are currently no restrictions on our ability to pay dividends.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NYSE under the symbol “KRO.” As of October 15, 2010, there were approximately 3,000 holders of record of common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock, as reported on the NYSE Composite Tape:

	High	Low
2008
First Quarter	$24.57	$15.74
Second Quarter	31.42	15.39
Third Quarter	17.20	11.46
Fourth Quarter	14.08	8.05

2009
First Quarter	$17.00	$5.25
Second Quarter	8.90	6.50
Third Quarter	10.31	5.85
Fourth Quarter	17.34	9.59

2010
First Quarter	$17.20	$13.56
Second Quarter	20.25	14.65
Third Quarter	39.84	18.15
Fourth Quarter (through October 21)	40.70	37.35

On October 21, 2010, the closing price of our common stock according to the NYSE Composite Tape was $37.60.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to our sale of 7,800,000 shares of common stock in this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This information should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
	Actual	Pro forma
	(In millions of dollars)
	(unaudited)
Cash and cash equivalents	$34.1

Noncurrent liabilities:
Long-term debt	$530.3	$530.3

Stockholders’ equity:
Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 60,000,000 shares authorized, 48,977,549 shares issued and outstanding actual; shares issued and outstanding pro forma	.5
Additional paid-in capital	1,062.0
Retained deficit	(540.5)	(540.5)
Accumulated other comprehensive loss:
Currency translation	(80.3)	(80.3)
Postretirement benefit (OPEB) plans	(1.1)	(1.1)
Defined benefit pension plans	(78.5)	(78.5)

Total stockholders’ equity	362.1

Total capitalization	$892.4

The number of shares of our common stock to be outstanding after the offering does not include 115,500 shares available for future grant under our long-term incentive plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the balance sheet data as of December 31, 2008 and 2009, have been derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2005 and 2006, and the balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited Consolidated Financial Statements not separately presented herein. The statement of operations data for the six months ended June 30, 2009 and 2010, and the balance sheet data as of June 30, 2010 have been derived from our unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus. The balance sheet data as of June 30, 2009 has been derived from our unaudited Condensed Consolidated Financial Statements not separately presented herein. In our opinion, we have made all necessary adjustments (which include only normal recurring adjustments) in order to state fairly, in all material respects, our consolidated financial position, results of operations and cash flows as of and for such interim dates presented. Our results of operations for the interim period ended June 30, 2010 may not be indicative of our operating results for the full year. The TiO2 operating statistics data is unaudited for each period presented. The selected financial and other data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,					Six months ended June 30,
	2005	2006(2)	2007	2008	2009	2009	2010
	(in millions, except per share data and TiO2 operating statistics)
						(unaudited)
STATEMENTS OF OPERATIONS DATA:
Net sales	$1,196.7	$1,279.4	$1,310.3	$1,316.9	$1,142.0	$530.1	$699.8
Gross margin	327.5	310.5	251.4	220.6	130.3	18.3	145.7
Income (loss) from operations	176.0	143.2	84.9	47.2	(15.7)	(48.2)	60.5
Net income (loss)	71.5	82.0	(66.7)	9.0	(34.7)	(48.4)	62.1
Net income (loss) per basic and diluted share	1.46	1.67	(1.36)	.18	(.71)	(.99)	1.27
Cash dividends per share (1)	1.00	1.00	1.00	1.00	-	-	-

BALANCE SHEET DATA:
Total assets	$1,298.9	$1,421.5	$1,455.0	$1,358.7	$1,325.0	$1,337.6	$1,262.4
Notes payable and long-term debt including current maturities	465.3	536.2	606.2	638.5	613.2	672.0	550.8
Common stockholders’ equity	412.5	448.4	411.0	317.9	312.5	281.0	362.1

STATEMENTS OF CASH FLOW DATA:
Net cash provided by (used in):
Operating activities	$97.8	$71.9	$90.0	$2.7	$86.3	$44.5	$(3.4)
Investing activities	(39.7)	(50.9)	(47.4)	(68.1)	(23.7)	(14.2)	(15.0)
Financing activities	(44.8)	(35.0)	(39.8)	10.3	(49.8)	27.7	24.5

	Years ended December 31,					Six months ended June 30,
	2005	2006(2)	2007	2008	2009	2009	2010
	(in millions, except per share data and TiO2 operating statistics)
						(unaudited)
TiO2 OPERATING STATISTICS (unaudited):
Sales volume(3)	478	511	519	478	445	211	270
Production volume(3)	492	516	512	514	402	151	258
Production capacity at beginning of year(3)	495	516	525	532	532	266	266
Production rate as a percentage of capacity	99%	Full	98%	97%	76%	58%	97%

(1)	On October 7, 2010, our board of directors determined to resume our regular quarterly dividend, and declared a cash dividend of $.25 per share, payable on December 23, 2010 to holders of record at the close of business on December 10, 2010. As a result, purchasers of stock in this offering will be entitled to receive this dividend to the extent they continue to hold the stock on December 10, 2010.

(2)	We adopted the asset and liability recognition provisions of Accounting Standard Codification Topic 715, Compensation – Retirement Benefits, effective December 31, 2006. See Note 10 to our Consolidated Financial Statements.

(3)	Metric tons in thousands.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Executive Summary

The factors having the most impact on our reported operating results are:

•	Our TiO2 sales and production volumes;

•	TiO2 selling prices;

•	Currency exchange rates (particularly the exchange rate for the U.S. dollar relative to the euro, Norwegian krone and the Canadian dollar); and

•	Manufacturing costs, particularly raw materials, maintenance and energy-related expenses.

Our key performance indicators are our TiO2 average selling prices and our level of TiO2 sales and production volumes. TiO2 selling prices generally follow industry trends and prices will increase or decrease generally as a result of competitive market pressures.

We reported a net loss of $34.7 million, or $.71 per diluted share for 2009, compared to net income of $9.0 million, or $.18 per diluted share for 2008. Our diluted earnings per share decreased from 2008 to 2009 due primarily to the net effects of (i) lower income (loss) from operations in 2009 resulting principally from lower sales and production volumes and (ii) an income tax benefit we recognized in 2008. In late 2008, as a result of the sharp decline in global demand, we experienced a build up in our inventory levels. In order to decrease our inventory levels and improve our liquidity, we implemented production curtailments during the first half of 2009. In addition, throughout all of 2009 we implemented cost controls and reduced our capital spending. Through these actions we successfully reduced our inventory and increased our liquidity, although the resulting curtailments led to a net loss in 2009 due to the large amount of unabsorbed fixed production costs we charged to expense as incurred.

We reported net income of $9.0 million, or $.18 per diluted share for 2008, compared to a net loss of $66.7 million, or $1.36 per diluted share for 2007. Our diluted earnings per share increased from 2007 to 2008 due primarily to the net effects of (i) an income tax benefit we recognized in 2008, (ii) lower income from operations in 2008 resulting principally from lower sales volumes and higher raw material and energy costs and (iii) the unfavorable effect of certain provisions for income taxes recognized in 2007.

For the first six months of 2010, we reported net income of $62.1 million, or $1.27 per diluted share, compared to a net loss of $48.4 million, or $.99 per diluted share, in the first six months of 2009. Our diluted earnings per share increased in the first six months of 2010 as compared to the same period of 2009 primarily due to (i) the net effects of higher income from operations in 2010 resulting principally from higher sales and production volumes in the 2010 periods and (ii) a non-cash deferred income tax benefit of $35.2 million (or $.72 per diluted share) recognized in the first quarter of 2010.

Net income for the first six months of 2010 includes a $35.2 million income tax benefit ($.72 per diluted share) related to a European Court ruling that resulted in the favorable resolution of certain German income tax issues.

Net income for 2009 includes a $4.7 million income tax benefit ($.10 per diluted share) related to a net decrease in our reserve for uncertain tax positions.

Net income for 2008 includes a $7.2 million income tax benefit ($.15 per diluted share) related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

Net loss for 2007 includes (i) a non-cash charge of $90.8 million ($1.85 per diluted share) relating to a decrease in our net deferred income tax asset in Germany resulting from the reduction of the German income tax rates, (ii) a non-cash charge of $8.7 million ($.18 per diluted share) related to the adjustment of certain German income tax attributes and (iii) a $2.0 million income tax benefit ($.04 per diluted share) resulting from a net reduction in our reserve for uncertain tax positions.

We currently expect improved results from operations in 2010 compared to 2009 primarily as a result of higher sales volumes, higher average selling prices and lower production costs as compared to 2009. We currently expect to report net income in 2010 as compared to reporting a net loss in 2009 due to higher expected income from operations in 2010 as well as the impact of the $35.2 million non-cash income tax benefit recognized in the first quarter of 2010, as discussed above.

We believe the analyses presented in the following tables are useful in understanding the comparability of our results of operations for the periods presented. Each of these items are more fully discussed below in the applicable sections of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” or elsewhere in this prospectus.

Net Sales, Gross Margin and Income From Operations

	Six months ended June 30,
	2009	2010	% Change
	(In millions, except volumes)
Net sales	$530.1	$699.8	32%
Cost of sales	511.8	554.1	8%

Gross margin	18.3	145.7	696%

Selling, general and administrative expense	(69.0)	(81.4)
Currency transaction gains (losses), net	6.5	(0.5)
Other operating expense, net	(4.0)	(3.3)

Income (loss) from operations	$(48.2)	$60.5	225%

TiO2 operating statistics:
Sales volumes*	211	270	28%
Production volumes*	151	258	71%

Percent change in net sales:
TiO2 product pricing			3%
TiO2 sales volumes			28
TiO2 product mix			-
Changes in currency exchange rates			1

Total			32%

Net Sales, Gross Margin and Income From Operations

	Years ended December 31,			% Change
	2007	2008	2009	2007-08	2008-09
	(In millions, except volumes)
Net sales	$1,310.3	$1,316.9	$1,142.0	1%	(13)%
Cost of sales	1,058.9	1,096.3	1,011.7	4%	(8)%

Gross margin	251.4	220.6	130.3	(12)%	(40)%

Selling, general and administrative expense	(162.1)	(167.4)	(148.2)
Currency transaction gains (losses), net	0.2	.6	9.9
Other operating expense, net	(4.6)	(6.6)	(7.7)

Income (loss) from operations	$84.9	$47.2	$(15.7)	(44)%	(133)%

TiO2 operating statistics:
Sales volumes*	519	478	445	(8)%	(7)%
Production volumes*	512	514	402	-%	(22)%
Percent change in net sales:
TiO2 product pricing				2%	(1)%
TiO2 sales volumes				(8)	(7)
TiO2 product mix				2	(2)
Changes in currency exchange rates				5	(3)

Total				1%	(13)%

* Thousands of metric tons

Critical Accounting Policies and Estimates

The accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. On an on-going basis, we evaluate our estimates, including those related to the recoverability of long-lived assets, pension and other post-retirement benefit obligations and the underlying actuarial assumptions related thereto, the realization of deferred income tax assets and accruals for litigation, income tax and other contingencies. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from previously-estimated amounts under different assumptions or conditions.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

•

Long-lived assets. We recognize an impairment charge associated with our long-lived assets, including property and equipment, whenever we determine that recovery of such long-lived asset is not probable. Such determination is made in accordance with the applicable GAAP requirements of Accounting Standard Codification (or ASC) Topic 360-10-35 Property, Plant and Equipment and is based upon, among other things, estimates of the amount of future net cash flows to be generated by the long-lived asset and estimates of the current fair value of the asset.

Significant judgment is required in estimating such cash flows. Adverse changes in such estimates of future net cash flows or estimates of fair value could result in an inability to recover the carrying value of the long-lived asset, thereby possibly requiring an impairment charge to be recognized in the future. We do not assess our property and equipment for impairment unless certain impairment indicators specified in ASC Topic 360-10-35 are present. We did not evaluate any long-lived assets for impairment during 2009 because no such impairment indicators were present.

•

Benefit plans. We maintain various defined benefit pension plans and postretirement benefits other than pensions (or OPEB). The amounts recognized as defined benefit pension and OPEB expenses and the reported amounts of pension asset and accrued pension and OPEB costs are actuarially determined based on several assumptions, including discount rates, expected rates of returns on plan assets and expected health care trend rates. Variances from these actuarially assumed rates will result in increases or decreases, as applicable, in the recognized pension and OPEB obligations, pension and OPEB expenses and funding requirements. These assumptions are more fully described below under “—Defined Benefit Pension Plans” and “—OPEB Plans.”

•

Income taxes. We recognize deferred taxes for future tax effects of temporary differences between financial and income tax reporting in accordance with the recognition criteria of ASC Topic 740 Income Taxes. We record a valuation allowance to reduce our deferred income tax assets to the amount that is believed to be realized under the more-likely-than-not recognition criteria. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, it is possible that in the future we may change our estimate of the amount of the deferred income tax assets that would more-likely-than-not be realized in the future, resulting in an adjustment to the deferred income tax asset valuation allowance that would either increase or decrease, as applicable, reported net income in the period such change in estimate was made. For example, we have substantial net operating loss carryforwards in Germany (the equivalent of $941 million for German corporate purposes and $288 million for German trade tax purposes at December 31, 2009). At December 31, 2009, we have concluded that no deferred income tax asset valuation allowance is required to be recognized with respect to such carryforwards, principally because (i) such carryforwards have an indefinite carryforward period, (ii) we have utilized a portion of such carryforwards during the most recent three-year period and (iii) we currently expect to utilize the remainder of such carryforwards over the long term. However, prior to the complete utilization of such carryforwards, particularly if the economic recovery were to be short-lived or we were to generate losses in our German operations for an extended period of time, it is possible that we might conclude the benefit of such carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point we would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards.

•

Reserve for uncertain tax positions. We record a reserve for uncertain tax positions in accordance with ASC Topic 740 Income Taxes, for tax positions where we believe it is more-likely-than-not our position will not prevail with the applicable tax authorities. It is possible that in the future we may change our assessment regarding the probability that our tax positions will prevail that would require an adjustment to the amount of our reserve for uncertain tax positions that could either increase or decrease, as applicable, reported net income in the period the change in assessment was made.

•	Undistributed earnings. In addition, we evaluate at the end of each reporting period as to whether or not some or all of the undistributed earnings of our non-U.S. subsidiaries are permanently reinvested (as that term is defined in GAAP). While we may have concluded in the past that some of such undistributed earnings are permanently reinvested, facts and circumstances can change in the future and it is possible that a change in facts and circumstances, such as a change in the expectation regarding the capital needs of our non-U.S. subsidiaries or a change in tax law, could result in a conclusion that some or all of such undistributed earnings are no longer permanently reinvested. In such an event, we would be required to recognize a deferred income tax liability in an amount equal to the estimated incremental U.S. income tax and withholding tax liability that would be generated if all of such previously-considered permanently reinvested undistributed earnings were distributed to the U.S.

•

Contingencies.  We record accruals for legal and other contingencies when estimated future expenditures associated with such contingencies and commitments become probable and the amounts can be reasonably estimated. However, new information may become available or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

Income from operations is impacted by certain of these significant judgments and estimates, such as allowance for doubtful accounts, reserves for obsolete or unmarketable inventories, impairment of equity method investments and long-lived assets, defined benefit pension plans and loss accruals. In addition, net income (loss) is impacted by the significant judgments and estimates for deferred income tax asset valuation allowances and loss accruals.

Results of Operations

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Net Sales.  Net sales increased 32% or $169.7 million compared to the six months ended June 30, 2009 primarily due to a 28% increase in sales volumes along with a 3% increase in average TiO2 selling prices and the positive impact of currency exchange rates. We estimate the favorable effect of changes in currency exchange rates increased our net sales by approximately $4 million, or 1%, as compared to the same period in 2009. TiO2 selling prices will increase or decrease generally as a result of competitive market pressures and changes in the relative level of supply and demand. We currently expect average selling prices in the second half of 2010 to be higher than the average selling prices in the first six months of 2010.

Record sales volumes in the six months ended June 30, 2010 increased 28% as compared to the same period in 2009 due to higher demand across all market segments resulting from the improvement in current economic conditions. We expect demand will continue to remain above 2009 levels for the remainder of the year.

Cost of Sales.  Cost of sales increased $42.3 million or 8% in the six months ended June 30, 2010 compared to the same period in 2009 due to the net impact of a 28% increase in sales volumes, a 71% increase in TiO2 production volumes, lower raw material costs of $7.4 million, lower utility costs of $11.7 million and an increase in maintenance costs of $10.9 million. In addition, cost of sales in the first six months of 2010 was negatively impacted by approximately $8 million as a result of higher production costs in 2010 at our ilmenite mines in Norway. Cost of sales as a percentage of net sales decreased to 79% in the first six months of 2010 compared to 96% in the same period 2009 primarily due to the significantly higher production volumes in 2010, as we implemented temporary plant curtailments during the first half of 2009 in order to reduce our finished goods inventories to an appropriate level and due to higher selling prices in 2010. Such temporary plant curtailments resulted in approximately $80 million of unabsorbed fixed production costs which were charged directly to cost of sales in the first six months of 2009.

Income (Loss) from Operations.  Income (loss) from operations increased by $108.7 million from an operating loss of $48.2 million in the first six months of 2009 to operating income of $60.5 million in the first six months of 2010. Income (loss) from operations as a percentage of net sales increased to 9% in the first six months of 2010 from (9)% in the same period for 2009. This increase is driven by the improvement in gross margin, which increased to 21% for the first six months of 2010 compared to 4% for the first six months of 2009. Our gross margin has increased primarily because of higher sales volumes, higher selling prices and lower manufacturing costs per ton resulting from higher production volumes. However, changes in currency exchange rates have negatively affected our gross margin and income (loss) from operations. We estimate that changes in currency exchange rates decreased income (loss) from operations by approximately $20 million in the first six months of 2010 as compared to the same period in 2009.

Interest Expense.  Interest expense for the first six months of 2010 was comparable to the same period for 2009 as the effect of higher interest rates on our European credit facility was offset by decreased average borrowings under our revolving credit facilities. The interest expense we recognize will vary with fluctuations in the euro exchange rate.

Income Tax Benefit.  Our income tax benefit was $21.7 million in the first six months of 2010 compared to an income tax benefit of $19.7 million in the same period last year. Our income tax benefit in 2010 includes a $35.2 million income tax benefit related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards. See Note 9 to our Condensed Consolidated Financial Statements for a tabular reconciliation of our statutory income tax benefit to our actual tax benefit.

Effects of Currency Exchange Rates.  We have substantial operations and assets located outside the United States (primarily in Germany, Belgium, Norway and Canada). The majority of our sales from non-U.S. operations are denominated in currencies other than the U.S. dollar, principally the euro, other major European currencies and the Canadian dollar. A portion of our sales generated from our non-U.S. operations is denominated in the U.S. dollar. Certain raw materials used worldwide, primarily titanium-containing feedstocks, are purchased in U.S. dollars, while labor and other production costs are purchased primarily in local currencies. Consequently, the translated U.S. dollar value of our non-U.S. sales and operating results are subject to currency exchange rate fluctuations which may favorably or unfavorably impact reported earnings and may affect the comparability of period-to-period operating results. In addition to the impact of the translation of sales and expenses over time, our non-U.S. operations also generate currency transaction gains and losses which primarily relate to the difference between the currency exchange rates in effect when non-local currency sales or operating costs are initially accrued and when such amounts are settled with the non-local currency.

Overall, we estimate that fluctuations in currency exchange rates had the following effects on our sales and income (loss) from operations for the periods indicated.

Impact of Changes in Currency Exchange Rates Six months ended June 30, 2010 vs. June 30, 2009
	Transaction gains/(losses) recognized			Translation gain/loss- impact of rate changes	Total currency impact 2009 vs. 2010
	2009	2010	Change
	(in millions)
Impact on:
Net sales	$-	$-	$-	$4	$4
Income (loss) from operations	7	(1)	(8)	(12)	(20)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales.  Net sales decreased 13% or $174.9 million for 2009 compared to 2008, primarily due to a 7% decrease in sales volumes and a 1% decrease in average selling prices. Variations in grades of products sold unfavorably impacted net sales by 2%. In addition, we estimate the unfavorable effect of changes in currency exchange rates decreased our net sales by approximately $35 million, or 3%, as compared to the same period in 2008. TiO2 selling prices generally follow industry trends and prices will increase or decrease generally as a result of competitive market pressures. As a result of these market pressures our average TiO2 prices in 2009 were 1% lower than the prior year. During the first half of 2009, our average selling prices were generally declining, as we faced weak demand and excessive inventory levels. Beginning in mid-2009, we and our competitors announced various price increases. A portion of these price increase announcements were implemented during the third and fourth quarters of 2009, and as a result our average selling price at the end of the second half of 2009 was 3% higher than at the end of the first half of 2009.

Our 7% decrease in sales volumes in 2009 is primarily due to lower sales volumes in Europe and North America as a result of a global weakening of demand due to poor overall economic conditions, principally in the first half of 2009.

Cost of Sales.  Cost of sales decreased 8% or $84.6 million for 2009, compared to 2008, primarily due to the net impact of a 7% decrease in sales volumes, lower raw material costs of $11.6 million, a decrease in maintenance costs of $29.8 million as part of our efforts to reduce operating costs where possible and currency fluctuations (primarily the euro). The cost of sales as a percentage of net sales increased to 89% in the year ended December 31, 2009 compared to 83% in the same period of 2008 primarily due to the unfavorable effects of the significant amount of unabsorbed fixed production costs resulting from reduced production volumes during the first six months of 2009. TiO2 production volumes decreased due to temporary plant curtailments during the first six months of 2009 that resulted in approximately $80 million of unabsorbed fixed production costs which were charged directly to cost of sales in the first six months of 2009.

Income (Loss) From Operations.  Income (loss) from operations declined by $62.9 million from income from operations of $47.2 million in 2008 to a loss from operations of $15.7 million in 2009. Income (loss) from operations as a percentage of net sales declined to (2%) in 2009 from 4% in 2008. This decrease is driven by the decline in gross margin, which fell to 11% for 2009 compared to 17% for 2008. Our gross margin has decreased primarily because of the significant amount of unabsorbed fixed production costs resulting from the production curtailments we implemented during the first six months of 2009 as well as the effect of lower sales volumes. However, changes in currency rates have positively affected our gross margin and income (loss) from operations. We estimate that changes in currency exchange rates increased income (loss) from operations by approximately $40 million in 2009 as compared to 2008.

As a percentage of net sales, selling, general and administrative expenses were relatively constant at approximately 13% for both 2008 and 2009.

Other Non-Operating Income and Expense, Net.  Interest expense decreased $.8 million from $42.2 million in 2008 to $41.4 million in 2009 due to changes in currency exchange rates which offset the effect of increased average borrowings under our revolving credit facilities and higher interest rates on our European credit facility. The interest expense we recognize will vary with fluctuations in the euro exchange rate.

Income Tax Benefit.  Our income tax benefit was $22.2 million in 2009 compared to $3.0 million in 2008. See Note 9 to our Consolidated Financial Statements for a tabular reconciliation of our statutory income tax benefit to our actual tax benefit. Some of the more significant items impacting this reconciliation are summarized below.

•

Our income tax benefit for 2009 includes a non-cash benefit of $4.7 million related to a net decrease in our reserve for uncertain tax positions, primarily as a result of the resolution of tax audits in Belgium and Germany in the third and fourth quarters.

•

Our income tax benefit for 2008 includes a non-cash benefit of $7.2 million relating to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Sales. Net sales increased 1% or $6.6 million for 2008 compared to 2007, primarily due to favorable currency exchange rates, which we estimate increased our net sales for 2008 by approximately $61 million, or 5%, compared to the same period in 2007. Variations in grades of products sold favorably impacted net sales by 2%, along with a 2% increase in average TiO2 selling prices. TiO2 selling prices generally follow industry trends and prices will increase or decrease generally as a result of competitive market pressures. During the early part of 2008, our average selling prices were generally flat. During the second and third quarters of 2008, we and our competitors announced various price increases and surcharges in response to higher operating costs. A portion of these increase announcements were implemented during the second, third and fourth quarters of 2008. The positive impact of currency, product mix and pricing in 2008 were substantially offset by an 8% decrease in sales volumes.

Our 8% decrease in sales volumes in 2008 is primarily due to lower sales volumes in all markets as a result of a global weakening of demand due to poor overall economic conditions.

Cost of Sales. Cost of sales increased 4% or $37.4 million for 2008, compared to 2007, due to the impact of a 22% or approximately $27 million increase in utility costs (primarily energy costs), a 10% or approximately $35 million increase in raw material costs and currency fluctuations (primarily the euro). The cost of sales as a percentage of net sales increased to 83% in the year ended December 31, 2008 compared to 81% in the same period of 2007 primarily due to the net effects of higher operating costs and slightly higher average selling prices.

Income From Operations. Income from operations in 2008 declined by 44% to $47.2 million compared to 2007; income from operations as a percentage of net sales decreased to 4% in 2008 from 6% for 2007. The decline in income from operations is driven by the decline in gross margin, which decreased to 17% in 2008 compared to 19% in 2007. While our average TiO2 selling prices were higher in 2008, our gross margin decreased primarily because of lower sales volumes and higher manufacturing costs, which more than offset the impact of higher sales prices. Changes in currency rates have also negatively affected our gross margin. We estimate the negative effect of changes in currency exchange rates decreased income from operations by approximately $4 million when comparing 2008 to 2007.

As a percentage of net sales, selling, general and administrative expenses were relatively consistent at approximately 12% for 2007 and approximately 13% for 2008.

Other Non-Operating Income and Expense, Net. Interest expense increased $2.8 million from $39.4 million for 2007 to $42.2 million for 2008 due to unfavorable changes in currency exchange rates in 2008 compared to 2007 and increased borrowings in 2008 (primarily under our European credit facility).

Provision (Benefit) for Income Taxes. Our benefit for income taxes was $3.0 million in 2008 compared to an income tax provision of $114.7 million for 2007. See Note 9 to our Consolidated Financial Statements for a tabular reconciliation of our statutory income tax expense to our actual tax expense. Some of the more significant items impacting this reconciliation are summarized below.

•

Our income tax benefit for 2008 includes a non-cash benefit of $7.2 million relating to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

•	Our income tax expense in 2007 includes a non-cash charge of $90.8 million relating to a decrease in our net deferred income tax asset in Germany resulting from the reduction in its income tax rates;

•	a non-cash charge of $8.7 million relating to the adjustment of certain German income tax attributes; and

•	a non-cash income tax benefit of $2.0 million resulting from a net reduction in our reserve for uncertain tax positions.

Effects of Currency Exchange Rates.  We have substantial operations and assets located outside the United States (primarily in Germany, Belgium, Norway and Canada). The majority of our sales from non-U.S. operations are denominated in currencies other than the U.S. dollar, principally the euro, other major European currencies and the Canadian dollar. A portion of our sales generated from our non-U.S. operations is denominated in the U.S. dollar. Certain raw materials used worldwide, primarily titanium-containing feedstocks, are purchased in U.S. dollars, while labor and other production costs are purchased primarily in local currencies. Consequently, the translated U.S. dollar value of our non-U.S. sales and operating results are subject to currency exchange rate fluctuations which may favorably or unfavorably impact reported earnings and may affect the comparability of period-to-period operating results. In addition to the impact of the translation of sales and expenses over time, our non-U.S. operations also generate currency transaction gains and losses which primarily relate to the difference between the currency exchange rates in effect when non-local currency sales or operating costs are initially accrued and when such amounts are settled with the non-local currency.

Overall, we estimate that fluctuations in currency exchange rates had the following effects on our sales and income (loss) from operations for the periods indicated.

Impact of Changes in Foreign Currency - 2008 vs. 2009

	Transaction gains/(losses) recognized			Translation gain/loss- impact of rate changes	Total currency impact 2008 vs. 2009
	2008	2009	Change
	(in millions)
Impact on:
Net sales	$-	$-	$-	$(35)	$(35)
Income (loss) from operations	1	10	9	31	40

Impact of Changes in Foreign Currency - 2007 vs. 2008

	Transaction gains/(losses) recognized			Translation gain/loss- impact of rate changes	Total currency impact 2007 vs. 2008
	2007	2008	Change
	(in millions)
Impact on:
Net sales	$-	$-	$-	$61	$61
Income (loss) from operations	-	1	1	(5)	(4)

The positive impact on income (loss) from operations for the 2008 versus 2009 comparison is due to increased currency transaction gains in 2009 as compared to 2008 which were a function of the timing of currency exchange rate changes and the settlement of non-local currency receivables and payables. The net impact on operations of changes in currency rates from 2007 to 2008 was not significant.

Outlook

During 2009 and to-date in 2010, we have announced various TiO2 price increases, a portion of which were implemented during the second half of 2009 and the first six months of 2010, with portions of the remainder expected to be implemented during the second half of 2010. Our average TiO2 selling prices were 3% higher in the first half of 2010 as compared to the first half of 2009, and our average selling prices at the end of the first half of 2010 were 5% higher as compared to the end of 2009. Based on an expected continuation of strong demand levels, we anticipate our average selling prices will continue to increase during the remainder of 2010.

In response to the worldwide economic slowdown and weak consumer confidence, we reduced our production volumes during the first half of 2009 in order to reduce our finished goods inventory, improve our liquidity and match production to market demand. Overall industry pigment demand has been and is expected to continue to be higher in 2010 as compared to 2009 as a result of improving worldwide economic conditions. While we operated our facilities at approximately 58% of capacity during the first half of 2009, we increased our capacity utilization to approximately 94% during the second half of 2009. We operated our plants at near full capacity utilization during the first half of 2010 and we currently expect to continue to operate our facilities at near full capacity levels during the remainder of 2010. Our expected capacity utilization levels could be adjusted upwards or downwards to match changes in demand for our products. We also expect relative increases in our raw material, energy and freight costs during the remainder of 2010 and a portion of any future price increases would compensate for such increases in our operating costs.

We expect income from operations will be higher in 2010 as compared to 2009, as the favorable effects of the worldwide economic recovery and improving consumer confidence will continue to improve demand in all of our key market segments. The expected increase in our sales volumes for 2010 should allow us to maintain our near full capacity utilization for the remainder of the year. With such improved capacity utilization levels and higher expected selling prices, we expect to report improved operating and financial performance in 2010.

Overall, we expect to report net income in 2010 as compared to reporting a net loss in 2009 due to higher expected income from operations in 2010 as well as the impact of the $35.2 million non-cash income tax benefit recognized in the first quarter of 2010, as discussed above.

Our expectations as to the future of the TiO2 industry are based upon a number of factors beyond our control, including worldwide growth of gross domestic product, competition in the marketplace, solvency and continued operation of competitors, unexpected or earlier than expected capacity additions or reductions and technological advances. If actual developments differ from our expectations, our results of operations could be unfavorably affected.

Related Party Transactions

We are a party to certain transactions with related parties. See “Certain Relationships and Related Transactions” and Note 13 to our Consolidated Financial Statements. It is our policy to engage in transactions with related parties on terms, in our opinion, no less favorable to us than could be obtained from unrelated parties.

Recently Adopted Accounting Principles

See Note 16 to our Consolidated Financial Statements.

Defined Benefit Pension Plans

We maintain various defined benefit pension plans in the U.S., Europe and Canada. See Note 10 to our Consolidated Financial Statements.

Under defined benefit pension plan accounting, defined benefit pension plan expense and prepaid and accrued pension costs are each recognized based on certain actuarial assumptions, principally the assumed discount rate, the assumed long-term rate of return on plan assets and the assumed increase in future compensation levels. We recognize the full funded status of our defined benefit pension plans as either an asset (for overfunded plans) or a liability (for underfunded plans) in our Consolidated Balance Sheet.

We recognized consolidated defined benefit pension plan expense of $22.4 million in 2007, $8.8 million in 2008 and $22.3 million in 2009. In the fourth quarter of 2008, we recognized a $6.9 million pension adjustment in connection with the correction of our pension expense previously recognized for 2006 and 2007. See Note 10 to our Consolidated Financial Statements. The amount of funding requirements for these defined benefit pension plans is generally based upon applicable regulations (such as the Employee Retirement Income Security Act, or ERISA, in the U.S.) and will generally differ from pension expense for financial reporting purposes. We made contributions to all of our plans in each of the last three years which aggregated $27.1 million in 2007, $20.8 million in 2008 and $23.1 million in 2009.

The discount rates we use for determining defined benefit pension expense and the related pension obligations are based on current interest rates earned on long-term bonds that receive one of the two highest ratings given by recognized rating agencies in the applicable country where the defined benefit pension benefits are being paid. In addition, we receive third-party advice about appropriate discount rates, and these advisors may in some cases use their own market indices. We adjust these discount rates as of each December 31 valuation date to reflect then-current interest rates on such long-term bonds. We use these discount rates to determine the actuarial present value of the pension obligations as of December 31 of that year. We also use these discount rates to determine the interest component of defined benefit pension expense for the following year.

At December 31, 2009, approximately 63%, 17%, 13% and 3% of the projected benefit obligations related to our plans in Germany, Canada, Norway and the U.S., respectively. We use several different discount rate assumptions in determining our consolidated defined benefit pension plan obligation and expense. This is because we maintain defined benefit pension plans in several different countries in Europe and North America and the interest rate environment differs from country to country.

We used the following discount rates for our defined benefit pension plans:

	Discount rates used for:
	Obligations at December 31, 2007 and expense in 2008	Obligations at December 31, 2008 and expense in 2009	Obligations at December 31, 2009 and expense in 2010
Germany	5.5%	5.8%	5.5%
Canada	5.3%	6.5%	6.0%
Norway	5.5%	5.8%	5.3%
U.S.	6.1%	6.1%	5.7%

The assumed long-term rate of return on plan assets represents the estimated average rate of earnings expected to be earned on the funds invested or to be invested in the plans’ assets provided to fund the benefit payments inherent in the projected benefit obligations. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual short-term performance of the plan assets in any given year. Defined benefit pension expense each year is based upon the assumed long-term rate of return on plan assets for each plan, the actual fair value of the plan assets as of the beginning of the year and an estimate of the amount of contributions to and distributions from the plan during the year. Differences between the expected return on plan assets for a given year and the actual return are deferred and amortized over future periods based either upon the expected average remaining service life of the active plan participants (for plans for which benefits are still being earned by active employees) or the average remaining life expectancy of the inactive participants (for plans for which benefits are not still being earned by active employees).

At December 31, 2009, approximately 54%, 22%, 18% and 4% of the plan assets related to our plans in the Germany, Canada, Norway and the U.S., respectively. We use several different long-term rates of return on plan asset assumptions in determining our consolidated defined benefit pension plan expense. This is because the plan assets in different countries are invested in a different mix of investments and the long-term rates of return for different investments differ from country to country.

In determining the expected long-term rate of return on plan asset assumptions, we consider the long-term asset mix (i.e., equity vs. fixed income) for the assets for each of our plans and the expected long-term rates of return for such asset components. In addition, we receive advice about appropriate long-term rates of return from our third-party actuaries. Such assumed asset mixes are summarized below:

•	In Germany, the composition of our plan assets is established to satisfy the requirements of the German insurance commissioner.

•

In Canada, we currently have a plan asset target allocation of 55% to equity securities, 45% to fixed income securities and the remainder primarily to cash and liquid investments. We expect the long-term rate of return for such investments to average approximately 125 basis points above the applicable equity or fixed income index.

•

In Norway, we currently have a plan asset target allocation of 14% to equity securities, 72% to fixed income securities, and the remainder primarily to cash and liquid investments. The expected long-term rate of return for such investments is approximately 9.0%, 5.0%, and 4.0%, respectively.

•

In the U.S. substantially all of the assets were invested in The Combined Master Retirement Trust, or the CMRT, a collective investment trust sponsored by Contran to permit the collective investment by certain master trusts which fund certain employee benefits plans sponsored by Contran and certain of its affiliates. Harold C. Simmons is the sole trustee of the CMRT and is a member of the CMRT investment committee. The CMRT’s long-term investment objective is to provide a rate of return exceeding a composite of broad market equity and fixed income indices (including the S&P 500 and certain Russell indices), while utilizing both third-party investment managers as well as investments directed by Mr. Simmons. During the history of the CMRT from its inception in 1988 through December 31, 2009, the average annual rate of return has been 11%.

Our pension plan weighted average asset allocations by asset category were as follows:

	December 31, 2009
	Germany	Canada	Norway	CMRT
Equity securities and limited partnerships	18%	58%	18%	68%
Fixed income securities	61	40	80	31
Real estate	12	-	-	1
Cash, cash equivalents and other	9	2	2	-

Total	100%	100%	100%	100%

	December 31, 2008
	Germany	Canada	Norway	CMRT
Equity securities and limited partnerships	24%	53%	14%	53%
Fixed income securities	52	39	83	43
Real estate	12	-	-	-
Cash, cash equivalents and other	12	8	3	4

Total	100%	100%	100%	100%

We regularly review our actual asset allocation for each plan and will periodically rebalance the investments in each plan to more accurately reflect the targeted allocation when considered appropriate.

Our assumed long-term rates of return on plan assets for 2007, 2008 and 2009 were as follows:

	2007	2008	2009
Germany	5.8%	5.3%	5.3%
Canada	6.8%	6.3%	6.0%
Norway	5.5%	6.1%	5.8%
U.S.	10.0%	10.0%	10.0%

We currently expect to use the same long-term rate of return on plan asset assumptions in 2010 as we used in 2009 for purposes of determining the 2010 defined benefit pension plan expense.

To the extent that a plan’s particular pension benefit formula calculates the pension benefit in whole or in part based upon future compensation levels, the projected benefit obligations and the pension expense will be based in part upon expected increases in future compensation levels. For all of our plans for which the benefit formula is so calculated, we generally base the assumed expected increase in future compensation levels upon average long-term inflation rates for the applicable country.

In addition to the actuarial assumptions discussed above, the amount of recognized defined benefit pension expense and the amount of net pension asset and net pension liability will vary based upon relative changes in currency exchange rates.

A reduction in the assumed discount rate generally results in an actuarial loss, as the actuarially-determined present value of estimated future benefit payments will increase. Conversely, an increase in the assumed discount rate generally results in an actuarial gain. In addition, an actual return on plan assets for a given year that is greater than the assumed return on plan assets results in an actuarial gain, while an actual return on plan assets that is less than the assumed return results in an actuarial loss. Other actual outcomes that differ from previous assumptions, such as individuals living longer or shorter than assumed in mortality tables, which are also used to determine the actuarially-determined present value of estimated future benefit payments, changes in such mortality table themselves or plan amendments, will also result in actuarial losses or gains. These amounts are recognized in other comprehensive income. In addition, any actuarial gains generated in future periods would reduce the negative amortization effect of any cumulative unrecognized actuarial losses, while any actuarial losses generated in future periods would reduce the favorable amortization effect of any cumulative unrecognized actuarial gains.

During 2009, all of our defined benefit pension plans generated a combined net actuarial gain of approximately $2.8 million. This actuarial gain resulted primarily from the net effects of (i) the overall return on plan assets being in excess of the assumed return and (ii) the general reduction in discount rates from December 31, 2008 to December 31, 2009.

Based on the actuarial assumptions described above and our current expectation for what actual average currency exchange rates will be during 2010, we expect our defined benefit pension expense will approximate $24.3 million in 2010. In comparison, we expect to be required to contribute approximately $23.9 million to such plans during 2010.

As noted above, defined benefit pension expense and the amounts recognized as accrued pension costs are based upon the actuarial assumptions discussed above. We believe all of the actuarial assumptions used are reasonable and appropriate. However, if we had lowered the assumed discount rate by 25 basis points for all plans as of December 31, 2009, our aggregate projected benefit obligations would have increased by approximately $14 million at that date and our defined benefit pension expense would be expected to increase by approximately $1 million during 2009. Similarly, if we lowered the assumed long-term rate of return on plan assets by 25 basis points for all of our plans, our defined benefit pension expense would be expected to increase by approximately $.8 million during 2009.

OPEB Plans

Certain subsidiaries of ours in the U.S. and Canada currently provide certain health care and life insurance benefits for eligible retired employees. See Note 10 to our Consolidated Financial Statements. Under accounting for other postretirement employee benefits, OPEB expense and accrued OPEB costs are based on certain actuarial assumptions, principally the assumed discount rate and the assumed rate of increases in future health care costs. We recognize the full unfunded status of our OPEB plans as a liability.

We recognized consolidated OPEB cost of approximately $.9 million in each of 2007 and 2008 and $.6 million in 2009. Similar to defined benefit pension benefits, the amount of funding will differ from the expense recognized for financial reporting purposes and contributions to the plans to cover benefit payments aggregated $.4 million in each of 2007, 2008 and 2009. Substantially all of our accrued OPEB cost relates to benefits being paid to current retirees and their dependents and no material amount of OPEB benefits are being earned by current employees. Due to continued increases in healthcare costs, it is expected that our OPEB expense for financial reporting purposes will be consistent with the past two years. Our expected OPEB benefit payments for 2010 are expected to be similar to 2009 amounts.

The discount rates we use for determining OPEB expense and the related OPEB obligations are based on current interest rates earned on high-quality bond yields in the applicable country where the benefits are being paid. In addition, we receive third-party advice about appropriate discount rates, and these advisors may in some cases use their own market indices. We adjust these discount rates as of each valuation date to reflect then-current interest rates on such bonds. We use these discount rates to determine the actuarial present value of the OPEB obligations as of December 31 of that year. We also use these discount rates to determine the interest component of OPEB expense for the following year.

In estimating the health care cost trend rate, we consider our actual health care cost experience, future benefit structures, industry trends and advice from our third-party actuaries. During each of the past three years, we have assumed that the relative increase in health care costs will generally trend downward over the next several years, reflecting, among other things, assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. For example, at December 31, 2009, the expected rate of increase in future health care costs ranges from 8.0% in 2010, declining to 5.0% in 2015 and thereafter.

Based on the actuarial assumptions described above and our current expectation for what actual average currency exchange rates will be during 2010, we expect our consolidated OPEB expense will approximate $1.3 million in 2010. In comparison, we expect to be required to make approximately $.8 million of contributions to such plans during 2010.

We believe that all of the actuarial assumptions used are reasonable and appropriate. However, a 25 basis point change in assumed discount rates would have the following effects:

	25 basis point increase	25 basis point decrease
	(In millions)
Effect on net OPEB cost during 2009	$(.1)	$.1
Effect at December 31, 2009 on postretirement obligation	(.6)	.6

Assumed health care cost trend rates have a significant effect on the amounts we report for health care plans. A one percent change in assumed health care trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on net OPEB cost during 2009	$(.2)	$.2
Effect at December 31, 2009 on postretirement obligation	(2.7)	2.2

Liquidity and Capital Resources

Consolidated Cash Flows

Our consolidated cash flows for 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010 are presented below:

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
	(In millions)
Operating activities	$90.0	$2.7	$86.3	$44.5	$(3.4)
Investing activities	(47.4)	(68.1)	(23.7)	(14.2)	(15.0)
Financing activities	(39.8)	10.3	(49.8)	27.7	24.5

Net cash provided by (used in) operating, investing and financing activities	$2.8	$(55.1)	$12.8	$58.0	$6.1

Operating Activities

The TiO2 industry is cyclical and changes in economic conditions within the industry significantly impact our earnings and operating cash flows. Cash flow from operations is considered our primary source of liquidity. Changes in TiO2 pricing, production volume and customer demand, among other things, could significantly affect our liquidity. Trends in cash flows from operating activities (excluding the impact of significant asset dispositions and relative changes in assets and liabilities) are generally similar to trends in our earnings. However, certain items included in the determination of net income are non-cash, and therefore such items have no impact on cash flows from operating activities. Non-cash items included in the determination of net income include depreciation and amortization expense, deferred income taxes and non-cash interest expense. Non-cash interest expense consists of amortization of deferred financing costs.

Certain items included in the determination of net income have an impact on cash flows from operating activities, but the impact of such items on cash will differ from their impact on net income. For example, the amount of income or expense recorded for pension and OPEB assets and obligations (which depend upon a number of factors, including actuarial assumptions used to value obligations) will generally differ from the outflows of cash for such benefits. See Note 10 to our Consolidated Financial Statements.

Relative changes in assets and liabilities generally result from the timing of production, sales, purchases and income tax payments. Such relative changes can significantly impact the comparability of cash flow from operations from period to period, as the income statement impact of such items may occur in a different period from when the underlying cash transaction occurs. For example, raw materials may be purchased in one period, but the payment for such raw materials may occur in a subsequent period. Similarly, inventory may be sold in one period, but the cash collection of the receivable may occur in a subsequent period.

Our cash used in operating activities was $3.4 million in the first six months of 2010 compared to cash provided by $44.5 million in the first six months of 2009. This $47.9 million increase in the amount of cash used was primarily due to the net effects of the following items:

•	Higher income from operations in 2010 of $108.7 million;

•	Higher net cash used from relative changes in our inventories, receivables, payables and accruals of $154.2 million in the first six months of 2010 as compared to the first six months of 2009; and

•	Higher cash paid for income taxes in 2010 of $6.2 million due to our improved earnings.

Cash flows from operating activities provided $86.3 million in 2009 compared to $2.7 million in 2008. This $83.6 million increase was primarily due to the net effects of the following items:

•	lower income (loss) from operations in 2009 of $62.9 million;

•

higher net cash provided by relative changes in our inventories, receivables, payables and accruals of $148.3 million in 2009 as compared to 2008, primarily due to relative changes in our inventory levels, as discussed below; and

•	lower net distributions from our TiO2 joint venture in 2009 of $2.3 million due to related changes in its cash requirements.

Cash flows from operating activities decreased to $2.7 million in 2008 from $90.0 million in 2007. This $87.3 million decrease was due primarily to the net effect of the following items:

•	lower income from operations in 2008 of $37.7 million;

•

higher net cash used by relative changes in our inventories, receivables, payables and accruals of $74.7 million in 2008 as compared to 2007, due primarily to relative changes in our inventory levels, as discussed below;

•	lower cash paid for income taxes in 2008 of $19.7 million, in part due to lower taxable income and the receipt of tax refunds at our European operating units;

•	higher net distributions from our TiO2 joint venture in 2008 of $14.9 million due to related changes in its cash flow;

•

higher cash paid for interest in 2008 of $3.2 million, as a result of increased borrowing and the effects of currency exchange rates on the semiannual interest payments on our 6.5% Senior Secured Notes; and

•	higher depreciation expense of $2.4 million in 2008, primarily as a result of the effects of currency exchange rates.

Changes in working capital are affected by accounts receivable and inventory changes. As shown below:

•	Our average days sales outstanding decreased at December 31, 2009 compared to December 31, 2008 due to the timing of collections on receivable balances;

•	Our average days sales in inventory decreased at December 31, 2009 compared to December 31, 2008, as our TiO2 sales volumes in 2009 exceeded our production volumes;

•	Our average days sales outstanding increased from December 31, 2009 to June 30, 2010 due to the timing of collection on receivable balances; and

•	Our average days sales in inventory decreased from December 31, 2009 to June 30, 2010 due to strong demand which resulted in TiO2 sales volumes in excess of production volumes.

For comparative purposes, we have provided prior year numbers below.

	December 31,			June 30,
	2007	2008	2009	2009	2010
Days sales outstanding	63 days	64 days	56 days	67 days	59 days
Days sales in inventory	59 days	113 days	58 days	42 days	49 days

Investing Activities

Our capital expenditures of $14.7 million and $15.4 million in the six months ended June 30, 2009 and 2010, respectively, were primarily for improvements and upgrades to existing facilities.

Our capital expenditures were $47.3 million in 2007, $68.1 million in 2008 and $23.7 million in 2009. Capital expenditures are primarily for maintenance to existing facilities. Our capital expenditures during the past three years include an aggregate of approximately $21 million ($3.1 million in 2009) for our ongoing environmental protection and compliance programs. We significantly lowered our capital expenditures in 2009 in response to the economic conditions and as part of our efforts to improve our liquidity.

Financing Activities

During the six months ended June 30, 2010, we:

•	had net payments of $16.7 million on our U.S. revolving credit facility;

•	had net borrowings of euro 6 million ($10.3 million when borrowed/repaid) on our European credit facility; and

•	had net borrowings of $31.6 million on our revolving facility with Contran.

During 2009, we:

•	made net borrowings of $3.0 million under our U.S. credit facility;

•	borrowed and repaid $31.5 million under our European credit facility; and

•	made net payments of $19.2 million on our credit facility with our affiliate NL.

During 2008, we:

•	made net payments of $1.7 million on our U.S. credit facility;

•	made net borrowings of $44.4 million on our European credit facility; and

•	made net borrowings of $19.2 million on our credit facility with our affiliate NL.

During 2007, we made net borrowings of $9.0 million under our U.S. credit facility.

During each of 2007 and 2008, we paid a quarterly dividend to our stockholders of $.25 per share for an aggregate dividend $49.0 million in each year. In February 2009, our board of directors suspended the quarterly dividend after considering the uncertainties in the global economy and credit markets.

Outstanding Debt Obligations

At June 30, 2010, our consolidated debt was comprised principally of:

•	euro 400 million principal amount of our 6.5% Senior Secured Notes ($493.3 million) due in 2013;

•	euro 15 million ($18.6 million) under our European revolving credit facility which matures in May 2011;

•	$31.6 million under our revolving facility with Contran which matures in December 2011; and

•	approximately $7.3 million of other indebtedness.

In April 2010, we entered into an unsecured revolving credit facility with Contran pursuant to which we may borrow up to $40 million from Contran. See Note 6 to our Condensed Consolidated Financial Statements.

Our European revolving credit facility currently matures in May 2011. We have commenced discussions with the lenders in such facility regarding an extension of the facility and we expect to have a new agreement of extension in place prior to such maturity date.

Certain of our revolving credit facilities require the respective borrowers to maintain minimum levels of equity, require the maintenance of certain financial ratios, limit dividends and additional indebtedness and contain other provisions and restrictive covenants customary in lending transactions of this type. We are in compliance with all of our debt covenants at June 30, 2010. We believe we will be able to comply with the financial covenants contained in all of our credit facilities through the maturity of the respective facilities; however if future operating results differ materially from our expectations we may be unable to maintain compliance.

Our assets consist primarily of investments in operating subsidiaries and our ability to service parent level obligations, including the Senior Secured Notes, depends in large part upon the distribution of earnings of our subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations or otherwise. None of our subsidiaries have guaranteed the Senior Secured Notes, although KII has pledged 65% of the common stock or other ownership interests of certain of KII’s first-tier operating subsidiaries as collateral for the Senior Secured Notes. The terms of the indenture governing the 6.5% Senior Secured Notes limits KII’s ability to pay dividends and make other restricted payments. At June 30, 2010, the maximum amount of dividends and other restricted payments that KII could make (the restricted payment basket) was $9.2 million. The indenture currently prohibits KII from utilizing the restricted payment basket because KII has not met a specified financial ratio contained in this indenture; such prohibition will continue until such time as KII meets the specified financial ratio.

Liquidity

At June 30, 2010, we and our subsidiaries had current cash and cash equivalents aggregating $34.1 million and current restricted cash equivalents of $1.2 million.

Pricing within the TiO2 industry is cyclical, and changes in industry economic conditions significantly impact earnings and operating cash flows. Changes in TiO2 pricing, production volumes and customer demand, among other things, could significantly affect our liquidity.

We routinely evaluate our liquidity requirements, alternative uses of capital, capital needs and availability of resources in view of, among other things, our dividend policy, our debt service and capital expenditure requirements and estimated future operating cash flows. As a result of this process, we have in the past and may in the future seek to reduce, refinance, repurchase or restructure indebtedness, raise additional capital, repurchase shares of our common stock, modify our dividend policy, restructure ownership interests, sell interests in our subsidiaries or other assets, or take a combination of these steps or other steps to manage our liquidity and capital resources. Such activities have in the past and may in the future involve related companies. In the normal course of our business, we may investigate, evaluate, discuss and engage in acquisition, joint venture, strategic relationship and other business combination opportunities in the TiO2 industry. In the event of any future acquisition or joint venture opportunity, we may consider using then-available liquidity, issuing our equity securities or incurring additional indebtedness.

At June 30, 2010, unused credit available under all of our existing revolving credit facilities was approximately $144.5 million, consisting principally of $80.4 million under our European credit facility, $12.3 million under our Canadian credit facility and $51.8 million under our U.S. credit facility. At June 30, 2010, we could borrow all such amounts without violating any covenants in such facilities. In May 2010 we satisfied certain specified financial covenants in our European revolving credit facility, and as a result the maximum borrowing availability under such facility returned to the full euro 80 million facility size at that time. The amount of unused credit availability under our European credit facility indicated above reflects the full euro 80 million facility size. See Note 6 to our Condensed Consolidated Financial Statements. Based upon our expectation for the TiO2 industry and anticipated demands on cash resources, we expect to have sufficient liquidity to meet our future obligations including operations, capital expenditures and debt service for both the next 12 months and the next five years.

Capital Expenditures

We currently estimate we will invest approximately $46 million in capital expenditures for major improvements and upgrades to our existing facilities during 2010, including the $15.4 million we have spent through June 30, 2010. Compared to 2009, we have increased our planned capital expenditures in 2010 as we had significantly lowered our capital expenditures in 2009 in response to the economic conditions and as part of our efforts to improve our liquidity.

Commitments and Contingencies

See Notes 9 and 14 to our Consolidated Financial Statements for a description of certain income tax examinations underway and certain legal proceedings.

Operations Outside the United States

As discussed above, we have substantial operations located outside the United States for which the functional currency is not the U.S. dollar. As a result, the reported amount of our assets and liabilities related to our non-U.S. operations, and therefore our consolidated net assets, will fluctuate based upon changes in currency exchange rates. At December 31, 2009, we had substantial net assets denominated in the euro, Canadian dollar, Norwegian krone and United Kingdom pound sterling.

Off-Balance Sheet Financing

Other than operating lease commitments disclosed in Note 14 to our Consolidated Financial Statements, we are not party to any material off-balance sheet financing arrangements. As of December 31, 2009, the aggregate amount of future minimum payments of such operating leases was $34.9 million.

Summary of Debt and Other Contractual Commitments

As more fully described in the Notes to our Consolidated Financial Statements, we are a party to various debt, lease and other agreements, which contractually and unconditionally commit us to pay certain amounts in the future. See Notes 8, 13, 14 and 15 to our Consolidated Financial Statements. The timing and amount shown for our commitments in the table below are based upon the contractual payment amount and the contractual payment date for such commitments. The following table summarizes such contractual commitments of ours and our consolidated subsidiaries as of December 31, 2009 by the type and date of payment.

	Payment due date
	2010	2011/2012	2013/2014	2015 and after	Total
	(In millions)
Contractual commitment:
Indebtedness(1)	$2.1	$34.1	$576.3	$.7	$613.2
Interest payments on indebtedness(2)	38.7	75.8	12.6	-	127.1
Operating leases	5.4	6.4	3.1	20.0	34.9
Long-term supply contracts for the purchase of TiO2 feedstock(3)	227.0	208.0	114.0	-	549.0
Long-term service and other supply contracts(4)	87.7	51.4	30.1	7.2	176.4
Fixed asset acquisitions	18.7	-	-	-	18.7
Estimated tax obligations(5)	3.6	-	-	-	3.6

	$383.2	$375.7	$736.1	$27.9	$1,522.9

(1)	A significant portion of the amount shown for indebtedness relates to our 6.5% Senior Secured Notes ($574.6 million at December 31, 2009). Such indebtedness is denominated in euro. See “–Quantitative and Qualitative Disclosures About Market Risk” and Note 8 to the Consolidated Financial Statements. With respect to the revolving credit facilities the amounts shown for indebtedness are based upon the actual amounts outstanding at December 31, 2009.

(2)	The amounts shown for interest for any outstanding variable-rate indebtedness is based upon the December 31, 2009 interest rates and assumes that such variable-rate indebtedness remains outstanding until maturity.

(3)

Our contracts for the purchase of TiO2 feedstock contain fixed quantities that we are required to purchase, although certain of these contracts allow for an upward or downward adjustment in the quantity purchased based on our feedstock requirements. The pricing under these agreements is generally based on a fixed price with price escalation clauses primarily based on consumer price indices, as defined in the respective contracts. The timing and amount shown for our commitments related to the long-term supply contracts for TiO2 feedstock are based upon our current estimate of the quantity of material that will be purchased in each time period shown, the payment that would be due based upon such estimated purchased quantity and an estimate of the effect of the price escalation clause. The actual amount of material purchased and the actual amount that would be payable by us, may vary from such estimated amounts. Our obligation for the purchase of TiO2 feedstock is more fully described in Note 14 to our Consolidated Financial Statements and above in “Business—Raw Materials.”

(4)	The amounts shown for the long-term service and other supply contracts primarily pertain to agreements we have entered into with various providers of products or services which help to run our plant facilities (electricity, natural gas, etc.), utilizing December 31, 2009 exchange rates.

(5)	The amount shown for estimated tax obligations is the consolidated amount of income taxes payable at December 31, 2009, which is assumed to be paid during 2010.

The above table does not reflect:

•

Any amounts we might pay to fund our defined benefit pension plans and OPEB plans, as the timing and amount of any such future fundings are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and actual future retiree medical costs. We expect to be required to contribute approximately $24.7 million to our defined benefit pension plans and OPEB plans during 2010. Such defined benefit pension plans and OPEB plans are discussed below in greater detail. See Note 10 to our Consolidated Financial Statements.

•	Any amounts we might pay related to our asset retirement obligations as the terms and amounts of such future fundings are unknown;

•

Any amounts we might pay to settle any of our uncertain tax positions, as the timing and amount of any such future settlements are unknown and dependent on, among other things, the timing of tax audits. See Notes 9 and 16 to our Consolidated Financial Statements; and

•

Any amounts we might pay to acquire TiO2 from our TiO2 manufacturing joint venture, as the timing and amount of such purchases are unknown and dependent on, among other things, the amount of TiO2 produced by the joint venture in the future and the joint venture’s future cost of producing such TiO2. However, the table does include amounts related to our share of the joint venture’s ore requirements necessary to produce TiO2 for us. See Note 6 to our Consolidated Financial Statements.

We occasionally enter into raw material supply arrangements to mitigate the short-term impact of future increases in raw material costs. While these arrangements do not necessarily commit us to a minimum volume of purchase, they generally provide for stated unit prices based upon achievement of specified volume purchase levels. This allows us to stabilize raw material purchase prices to a certain extent, provided the specified minimum monthly purchase quantities are met.

Quantitative and Qualitative Disclosures About Market Risk

General

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and raw materials prices.

Interest Rates

We are exposed to market risk from changes in interest rates, primarily related to indebtedness. At December 31, 2008 and 2009, the majority of our aggregate indebtedness was comprised of fixed-rate debt instruments. The large percentage of fixed-rate debt instruments minimizes earnings volatility that would result from changes in interest rates. The following table presents principal amounts and weighted average interest rates for our aggregate outstanding indebtedness at December 31, 2009. Information shown below for such non-U.S.

denominated indebtedness is presented in its U.S. dollar equivalent at December 31, 2009 using exchange rates of 1.4412 U.S. dollars per euro. Certain Norwegian krone denominated capital leases totaling $8.9 million in 2009 have been excluded from the table below.

	Amount
Indebtedness	Carrying value	Fair value	Interest rate	Maturity date
	(In millions)
Fixed rate indebtedness:
Senior secured notes	$574.6	$466.2	6.5%	2013

Variable rate indebtedness:
U.S. credit facility – dollar denominated	$16.7	$16.7	3.3%	2011
Europe credit facility – euro denominated	13.0	13.0	3.5%	2011

	$29.7	$29.7

At December 31, 2008, our euro-denominated fixed-rate indebtedness consisted solely of the 6.5% Senior Secured Notes, which aggregated $560.0 million (fair value - $129.4 million) with a weighted-average interest rate of 6.5%. At such date, our variable rate, euro-denominated indebtedness consisted of our Europe credit facility ($42.2 million with a weighted-average interest rate of 4.5%), and our U.S. revolving credit facility ($13.7 million with a weighted-average interest rate of 3.3%) and our revolving note with NL ($19.2 million with a weighted-average interest rate of 1.8%).

Currency Exchange Rates

We are exposed to market risk arising from changes in currency exchange rates as a result of manufacturing and selling our products worldwide. Earnings are primarily affected by fluctuations in the value of the U.S. dollar relative to the euro, the Canadian dollar, the Norwegian krone and the United Kingdom pound sterling.

As described above, at December 31, 2009, we had the equivalent of $587.6 million of outstanding euro-denominated indebtedness (at December 31, 2008 – the equivalent of $602.2 million of euro-denominated indebtedness). The potential increase in the U.S. dollar equivalent of the principal amount outstanding resulting from a hypothetical 10% adverse change in exchange rates at such date would be approximately $60.5 million and $58.9 million at December 31, 2008 and 2009, respectively.

Certain of our sales generated by our non-U.S. operations are denominated in U.S. dollars. We periodically use currency forward contracts to manage a very nominal portion of currency exchange rate risk associated with trade receivables denominated in a currency other than the holder’s functional currency or similar exchange rate risk associated with future sales. We have not entered into these contracts for trading or speculative purposes in the past, nor do we currently anticipate entering into such contracts for trading or speculative purposes in the future. At December 31, 2009, we had currency forward contracts to exchange an aggregate euro 21.4 million for an equivalent value of Norwegian kroner at exchange rates ranging from kroner 8.47 to kroner 9.21 per euro. These contracts with DnB Nor Bank ASA mature from January 2010 through December 2010 and are subject to early redemption provisions at our option. At December 31, 2009, the actual exchange rate was kroner 8.3 per euro.

The estimated fair value of such currency forward contracts at December 31, 2009 was a $1.6 million net asset, which amount is recognized as part of Prepaid Expenses in our Consolidated Balance Sheet and a corresponding $1.6 million currency transaction gain in our Consolidated Statement of Operations. To the extent we held such contracts during 2007, 2008 and 2009, we did not use hedge accounting for any of our contracts.

At June 30, 2010, we had currency forward contracts to exchange:

•

an aggregate of $44.0 million for an equivalent value of Canadian dollars at exchange rates ranging from Cdn. $1.04 to Cdn. $1.08 per U.S. dollar. These contracts with Wachovia Bank, National Association, mature from July 2010 through May 2011 at a rate of $4 million per month, subject to early redemption provisions at our option. At June 30, 2010, the actual exchange rate was Cdn. $1.03 per U.S. dollar;

•

an aggregate $52.1 million for an equivalent value of Norwegian kroner at exchange rates ranging from kroner 5.88 to kroner 6.60 per U.S. dollar. These contracts with DnB Nor Bank ASA mature from July 2010 through July 2011 at a rate of $2.3 million to $5.5 million per month. At June 30, 2010, the actual exchange rate was kroner 6.44 per U.S. dollar; and

•

an aggregate euro 10.6 million for an equivalent value of Norwegian kroner at exchange rates ranging from kroner 8.47 to kroner 9.08 per euro. These contracts with DnB Nor Bank ASA mature from July 2010 through December 2010 at a rate of euro 1.6 million to euro 1.8 million per month, subject to early redemption provisions at our option. At June 30, 2010, the actual exchange rate was kroner 7.97 per euro.

The estimated fair value of our currency forward contracts at June 30, 2010 was a $3.1 million net liability, which is included in our Condensed Consolidated Balance Sheet as (i) $1.2 million recognized as part of Prepaid Expenses and Other Current Assets and (ii) $4.3 million recognized as a part of Accounts Payable and Accrued Liabilities. There is also a corresponding $3.1 million currency transaction loss in our Condensed Consolidated Statements of Operations. We are not currently using hedge accounting for our outstanding currency forward contracts at June 30, 2010, and we did not use hedge accounting for any of such contracts we previously held earlier in 2010 and during 2009.

In addition to the currency forward contracts discussed above, early in the third quarter of 2010 we entered into currency forward contracts to exchange an aggregate of $8 million for an equivalent value of Canadian dollars at an exchange rate of Cdn. $1.06 per U.S. dollar. These contracts with Wachovia Bank, National Association, mature from June 2011 through July 2011 and are subject to early redemption provisions at our option.

See Note 15 to our Consolidated Financial Statements.

Raw Materials

We are exposed to market risk from changes in commodity prices relating to our raw materials. As discussed in “Business—Raw Materials,” we generally enter into long-term supply agreements for certain of our raw material requirements including ore. Many of our raw material contracts contain fixed quantities we are required to purchase, although these contracts allow for an upward or downward adjustment in the quantity purchased. Raw material pricing under these agreements is generally negotiated annually. For certain raw material requirements we do not have long-term supply agreements either because we have assessed the risk of the unavailability of those raw materials and/or the risk of a significant change in the cost of those raw materials to be low, or because long-term supply agreements for those raw materials are generally not available.

Other

We believe there may be a certain amount of incompleteness in the sensitivity analyses presented above. For example, the hypothetical effect of changes in exchange rates discussed above ignores the potential effect on other variables which affect our results of operations and cash flows, such as demand for our products, sales volumes and selling prices and operating expenses. Accordingly, the amounts presented above are not necessarily an accurate reflection of the potential losses we would incur assuming the hypothetical changes in exchange rates were actually to occur.

The above discussion and estimated sensitivity analysis amounts include forward-looking statements of market risk, which assume hypothetical changes in currency exchange rates. Actual future market conditions will likely differ materially from such assumptions. Accordingly, such forward-looking statements should not be considered to be projections by us of future events, gains or losses.

INDUSTRY OVERVIEW

Titanium Dioxide Overview

Titanium dioxide, or TiO2, is a white pigment used in a wide range of products for its exceptional ability to impart whiteness, brightness, opacity and durability. TiO2 is a critical component of everyday applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics. TiO2 is widely considered to be superior to alternative white pigments in large part due to its hiding power, which is the ability to cover or mask other materials effectively and efficiently. TiO2 is designed, marketed and sold based on specific end-use applications. Two commercial process technologies are available to produce TiO2, the chloride and sulfate processes.

Although there are other white pigments on the market, we believe that there are no effective substitutes for TiO2 because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. Pigment extenders such as kaolin clays, calcium carbonate and polymeric opacifiers are used in a number of end-use markets as white pigments. However, the opacity in these products is not able to duplicate the performance characteristics of TiO2 and we believe these products are unlikely to have a significant impact on the use of TiO2.

As of December 31, 2009, the TiO2 industry had consumption of approximately 4.7 million mtpa. Mature industries in the developed world are the primary consumers of TiO2 products. These industries include coatings (approximately 61% of industry sales volume), plastics (approximately 24%) and paper (approximately 10%). Demand for TiO2 has generally been driven by worldwide gross domestic product and has generally increased with rising standards of living in various regions of the world. According to industry estimates, TiO2 consumption, excluding China, has grown at a compound annual growth rate of approximately 2.6% since 1990.

Per capita consumption of TiO2 in the United States and Western Europe far exceeds that in other areas of the world, and these regions are expected to continue to be the largest consumers of TiO2. We believe that North America and Western Europe account for approximately 29% and 33% of global TiO2 consumption, respectively. Markets for TiO2 are emerging in Eastern Europe, the Far East and China and we believe could become significant as economies in these regions continue to develop and quality-of-life products, including TiO2, experience greater demand.

The top five TiO2 producers account for approximately 63% of the world’s production capacity. The following chart shows our estimate of worldwide production capacity in 2010:

Recent TiO2 Industry Developments

Since TiO2 is not a traded commodity, its pricing is largely a product of negotiation between suppliers and their respective customers. Over the last two years, several TiO2 manufacturers have permanently reduced capacity at facilities with high operating costs, in part in connection with environmental-related issues. Decreased capacity, along with the decline in customer inventory which occurred in the first half of 2009, has lead to industry-wide tightness in TiO2 inventories. As a result of these factors, TiO2 selling prices began to increase in the second half of 2009, and continued to increase during the first half of 2010. Further increases in TiO2 selling prices are expected to be implemented in the second half of 2010 and into 2011. We believe the decreased capacity, higher demand and improved pricing should result in improved operating rates and product margins for TiO2 producers.

In recent years, global production capacity for TiO2 has increased modestly due primarily to debottlenecking existing chloride production facilities. However, also the past few years certain producers have closed both sulfate and chloride process production facilities in Europe, North America and China. These closures represent an estimated aggregate of approximately 375,000 metric tons of production capacity.

Manufacturing Process

TiO2 is produced in two crystalline forms: rutile and anatase. Rutile TiO2 is manufactured using both a chloride production process and a sulfate production process, whereas anatase TiO2 is only produced using a sulfate production process. Although many end-use applications can use either form, especially during periods of industry tightness such as we currently experiencing, the chloride process is the preferred form for use in coatings and plastics, the two largest end-use markets. Due to environmental factors and customer considerations, the proportion of TiO2 industry sales represented by chloride process pigments has increased relative to sulfate process pigments and, in 2009, chloride process production facilities represented approximately 60% of industry capacity. The sulfate process represents a much smaller percentage of annual global TiO2 production and is preferred for use in selected paper products, ceramics, rubber tires, man-made fibers, food and cosmetics. Once an intermediate TiO2 pigment has been produced by either the chloride or sulfate process, it is “finished” into products with specific performance characteristics for particular end-use applications through proprietary processes involving various chemical surface treatments and intensive micronizing (milling).

Chloride Process.  The chloride process is a continuous process in which chlorine is used to extract rutile TiO2. The chloride process typically has lower manufacturing costs than the sulfate process due to higher yield, less waste, lower energy requirements and lower labor costs. This process has also gained share over the sulfate process because of the relatively lower upfront capital investment in plant and equipment required. The chloride process produces less waste than the sulfate process because much of the chlorine is recycled and feedstock bearing higher titanium content is used. The chloride process produces an intermediate base pigment with a wide range of properties.

Sulfate Process.  The feedstocks used in this process include ilmenite and titanium slag. The sulfate process is a batch process, whereby the ilmenite or titanium slag is digested with sulfuric acid to form a mixture of soluble sulfates. After filtration and concentration, the soluble sulfate is hydrolyzed to an insoluble hydrous TiO2 that precipitates out after seeding crystals are added to the solution. The precipitate is collected, filtered, bleached, washed and calcined to yield a TiO2 ready for finishing treatment.

BUSINESS

We are one of the leading global producers and marketers of TiO2. Our TiO2 products are sold under the widely recognized Kronos™ brand name and are utilized in a diverse range of customer applications and end-use markets, including coatings, plastics, paper, food, cosmetics, inks, textile fibers, rubber, pharmaceuticals, glass, ceramics and other industrial and consumer markets. Our broad range of over 40 TiO2 pigment products are “quality-of-life” products that significantly enhance the key characteristics of our customers’ end-products by imparting whiteness, brightness, opacity and durability. The TiO2 industry is characterized by high barriers to entry consisting of high capital costs, proprietary technology and significant lead times required to construct new facilities or expand existing capacity. We are committed to producing TiO2 pigments and related products as our core business. We believe our focused management team and business strategy have enabled us to develop considerable expertise and efficiency in the manufacture, sale and service of our products.

We serve over 4,000 customers located in over 100 countries. In Europe and North America, our primary markets, we estimate our current market share at 22% and 18%, respectively. We believe our strong competitive position is the result of our industry experience, reputation for high quality products, outstanding process technology, highly recognized brand name, vertical integration with respect to our sulfate process and experienced management team. In addition, we believe our high level of technical service and ability to satisfy our customers’ specific technical needs helps us to maintain strong customer relationships.

We conduct our operations through six strategically-located manufacturing facilities, four in Europe and two in North America, which includes our 50% interest in a joint venture in the United States. We believe our production processes are among the most efficient in the industry, primarily resulting from our high operating rates, proprietary chloride process technology, technical expertise, ongoing debottlenecking programs and strict cost controls. In addition, we believe we have a significant competitive advantage by operating the only ilmenite ore mines in Western Europe, which supply this key raw material for all of our European sulfate operations and also produce ore for sale to third party customers.

Neither our business as a whole nor that of any of our principal product groups is seasonal to any significant extent. However, TiO2 sales are generally higher in the second and third quarters of the year, due in part to the increase in paint production in the spring to meet demand during the spring and summer painting seasons. We have historically operated our production facilities at near full capacity rates throughout the entire year, which among other things helps to minimize our per-unit production costs. As a result, we normally will build inventories during the first and fourth quarters of each year, in order to maximize our product availability during the higher demand periods normally experienced in the second and third quarters.

Towards the end of 2008, worldwide demand for TiO2 products sharply declined. At that time, it was generally believed that the normal fourth quarter slow down in TiO2 demand was being exaggerated, in part due to a desire by customers to reduce their year-end inventories of raw materials, but that significant inventory restocking by customers would occur in early 2009. Consequently, we continued operating our production facilities at near full capacity rates, and our inventory levels increased as a result. Throughout January 2009, the expected increase in demand for inventory restocking did not occur, and our inventory levels increased further. With the expected increase in demand for inventory restocking that failed to materialize, combined with the now-apparent significant risk for a prolonged global economic downtown and a continuation of the instability in the financial markets for a lengthy period of time, we determined that an appropriate course of action was to significantly reduce our inventory levels and increase our liquidity. We determined that the best approach was to significantly curtail our production rates, so as to avoid a significant disruption in the market by selling additional volume concurrently from production and our inventories. By May 2009, our inventory reduction program was completed and the anticipated increase in customer usage of TiO2 began to develop, although we believe such increased demand was generally a result of demand for end-use products and not as a result of customer inventory restocking. As a result of these developments we returned to production rates at near full capacity at all of our production facilities starting towards the end of the second quarter of 2009. As a result of such temporary production curtailments we implemented, our results of operations in 2009 were negatively impacted by the approximately $80 million of unabsorbed fixed production costs that were charged directly to cost of sales during the first half of the year.

Demand for TiO2 remained strong throughout the second half of 2009, and such strong demand has continued into 2010. With such strong demand, combined with the historic low levels of inventories held by both TiO2 industry producers and customers, industry-wide selling prices for TiO2 started to increase in the second half of 2009. During 2009 and to-date in 2010, we and our major competitors have announced various TiO2 price increases, a portion of which were implemented during the second half of 2009 and the first six months of 2010, with a portion of the remainder expected to be implemented in the second half of 2010. Our average TiO2 selling prices were 3% higher in the first half of 2010 as compared to the first half of 2009, and our average selling prices at the end of the first half of 2010 were 5% higher as compared to the end of 2009. Based on an expected continuation of strong demand levels, we anticipate our average selling prices will continue to increase during the remainder of 2010.

As discussed above, our consolidated results for the year ended December 31, 2009 were significantly impacted by production curtailments we implemented in the first half of the year. For the year ended December 31, 2009, we reported net sales of $1,142.0 million and a net loss of $34.7 million. Because as noted we returned to near full production capacity levels in the second half of 2009, our operational performance for the first and second halves of 2009 varies greatly. Our consolidated results for the first six months ended June 30, 2009 included net sales of $530.1 million and a net loss of $48.4 million, compared to net sales of $612.0 million and net income of $13.7 million in the period from July 1, 2009 through December 31, 2009. With the continuation of the improvement in our operating results for the six months ended June 30, 2010, we reported net sales of $699.8 million and net income of $62.1 million for such period. Please see “Selected Historical Consolidated Financial and Operating Data.”

The following charts show our approximate sales volume by geographic region and end use:

Our Competitive Strengths

Highly attractive industry conditions and significant barriers to entry.  The chloride process is the primary TiO2 production process in the industry, representing approximately 60% of TiO2 produced annually and approximately 75% of our TiO2 production capacity. The closely-held nature of this technology poses a significant barrier to entry for new entrants into the TiO2 industry as substantially all of the chloride process technology is held by the five largest producers. In addition, adding new TiO2 production capacity by constructing greenfield plants requires significant capital expenditures that we estimate to cost between $5,000 and $6,000 per metric ton, or an aggregate of $750 million to $900 million for a 150,000 metric ton facility, the smallest facility size we believe would be economically feasible. Lead times of between three to five years before initial production due to permitting and construction also pose significant barriers to entry in the industry. We built the last chloride plant in the Western hemisphere, which commenced operation in 1993.

Diverse product offerings, with superior product traits.  We believe we have one of the broadest product offerings in the TiO2 industry. We offer over 40 different TiO2 grades, including rutile, anatase and non-pigmentary grades. We manufacture several key grades that we believe possess superior performance characteristics relative to the products of most of our competitors. For example, we have a significant share of the European PVC profile market, where we supply a TiO2 product grade that has more than 30 years of proven performance. Other TiO2 applications that we believe provide us with an advantage over many of our competitors include chloride grades for engineering plastics and paper laminate applications and sulfate grades for food, pharmaceutical, cosmetics and textile fiber applications. TiO2 is expected to remain the leading product in its industry as there are essentially no other economically viable substitutes with comparable opacifying power.

Leading market positions focusing on TiO2.  Based on current operating capacities, we are the largest producer of TiO2 in Europe and the third largest producer worldwide. We believe our strong competitive position is the result of our industry experience, reputation for high quality products, outstanding process technology, highly recognized brand name and experienced management team. The production and sale of TiO2 is our core business. We believe this focus, combined with our long history and experience, help to make our operations among the most efficient in the industry.

Long-standing relationships across attractive and diverse end-use markets.  We serve over 4,000 customers across a diverse range of end-use markets and market segments in over 100 countries worldwide with the majority of sales in Europe and North America. We have strong sales penetration in the two largest TiO2 end-use markets, coatings and plastics, and participate in a diverse range of other end-use markets and market segments. We work closely with our customers to optimize their formulations, thereby enhancing the use of TiO2 in their production processes. We believe this consistent dialogue assists us in developing and maintaining strong customer relationships. We sell the majority of our products through a direct sales force that we believe has contributed to our customer retention rate and strengthened our competitive position. Our top ten customers represented approximately 28% of net sales in 2009, with no single customer accounting for more than 10% of our 2009 net sales.

Global integrated infrastructure with high operating efficiency.  Our business is geographically diversified, with manufacturing operations in North America and Western Europe, and has a worldwide distribution, sales and technical support network. We believe this diversification minimizes the potential impact of volatility from any one customer, industry or geographic region. We believe our manufacturing facilities are among the most efficient in the industry. All of our manufacturing facilities are ISO 9001 or ISO 14001 certified and our chloride production facilities use the same proprietary technology, equipment and process control systems, achieving implementation efficiencies with regard to production enhancements. We have achieved operating efficiencies through the standardization of equipment across our manufacturing facilities, employee training, innovative technology changes, and processing by-products to sell as co-products into the marketplace. Due in part to ongoing debottlenecking programs, our production capacity has increased by approximately 30% over the past ten years with only moderate capital investment. In addition, our research and development and process technology efforts focus on improving production processes and yields and product grades and quality.

We operate additional businesses that are related to our TiO2 business, which we believe further enhance our operational efficiencies. We operate two ilmenite mines in Norway that supply all of the feedstock for our European sulfate operations, which reduces our production costs at these plants. We also sell ilmenite to third parties. We manufacture and sell iron-based chemicals, which are co-products and processed co-products of TiO2 pigment production. Our co-products business provides important efficiencies and cost savings to our production process. We also manufacture and sell specialty titanium chemicals. Our ilmenite mines, chemicals co-product and specialty titanium chemical businesses represented approximately 10% of our 2009 net sales.

Strong track record through industry cycles.  We have generated positive cash flows from operating activities for 17 consecutive years, throughout various industry cycles. Through ongoing process improvements we have reduced labor and other manufacturing costs and have added production capacity with moderate disciplined capital investment, resulting in a reduction in fixed costs, a significant improvement in margins and high free cash flow. We continue to focus on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs and improve margins. We also seek to increase margins by focusing our sales efforts on particular end-use and geographic markets where we believe we can realize relatively higher selling prices.

State-of-the-art R&D and technological innovation.  We employ customer and end-use market feedback, technological expertise and fundamental research to create next-generation products and processes. Our technology development efforts include building value-added properties into our TiO2 to enhance its performance in our customers’ end-use applications. Our research and development teams support our future business strategies, and we manage those teams using disciplined project management tools and a team approach to technological development. We have a strong focus on new product development as a result of an increasingly global market place.

Experienced management team.  Each member of our senior operating management team has over 25 years of experience in the TiO2 and related industries and an average of 25 years of experience with us. This team is responsible for developing and executing our strategy, which has generated a track record of production growth, high operating rates, cost reductions, steady sales volume growth, strong customer relationships and significant cash flows. In addition to our strong senior operating management team, we have an experienced group of employees who work to maintain our market position by developing and maintaining customer relationships, expanding our product offerings and implementing innovative technological enhancements.

Our Business Strategy

Enhance operating efficiencies and improve margins.  We are continually evaluating our business to identify opportunities to increase operational efficiency. We intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to lower unit costs and improve our margins.

Expand global leadership.  We plan to continue to capitalize on our strong global market position and drive profitable growth by enhancing existing customer relationships, providing high quality products and offering technical expertise to our customers. Our broad product offering allows us to participate in a variety of end-use markets, and pursue those market segments that we believe have attractive growth prospects and profit margins. Our operations position us to participate in markets in Eastern Europe, Asia and North Africa, which we expect to provide attractive growth opportunities as these areas develop. We also seek to increase margins by focusing our sales efforts on those end-use and geographic markets where we believe we can realize relatively higher selling prices than in alternate markets. We believe our global commercial organization, distribution infrastructure, and local fulfillment capabilities will enable us to continue to pursue global growth.

Pursue technology-driven growth.  We intend to continue to improve our competitive position by developing new products for coatings, plastics and other applications that increase sales volumes and drive higher margins. As an example, we recently developed a new coatings grade that has improved performance in certain coating applications, from interior water-based house paints to high gloss solvent-based industrial or original equipment manufacturer applications. We are also developing innovative TiO2 products for applications in the growing catalyst markets, to be used in water purification and pollution reduction markets. We believe these developments will help to maintain or improve our market position.

Pursue a disciplined acquisition strategy.  We believe we are well positioned to capitalize on growth initiatives. We plan to continue to evaluate and pursue opportunities that improve our existing business and to seek acquisition opportunities that increase our production capacity, enhance our product portfolio, expand our market presence or provide operational synergies and cost savings.

Products and End-Use Markets

Our titanium dioxide pigments are used for imparting whiteness, brightness, opacity and durability to a wide range of end-use products, including paints, plastics, paper, ink, textiles, ceramics, food and cosmetics. We offer our customers a broad portfolio of products that includes over 40 different TiO2 pigment grades.

Sales of our core TiO2 pigments represented over 90% of our net sales in 2009. We and our agents and distributors primarily sell and provide technical services for our products in three major end-use markets: coatings, plastics and paper. In 2009, our sales volumes in each of these three end-use markets were 52%, 35% and 4%, respectively, of our total sales volume.

Some of the principal applications for our products include the following:

TiO2 for Coatings.  Our TiO2 is used to provide opacity, durability, tinting strength and brightness in industrial coatings, as well as for coatings for home interiors and exteriors, automobiles, aircraft, machines, appliances, traffic paint and other special purpose coatings. The amount of TiO2 used in coatings varies widely depending on the opacity, color and quality desired. Generally, the higher the opacity requirement of the coating, the greater the TiO2 content.

TiO2 for Plastics.  We produce TiO2 pigments that improve the optical and physical properties in plastics, including whiteness and opacity. TiO2 is used to provide opacity in items such as containers and packaging materials, and vinyl products such as windows, door profiles and siding. TiO2 also generally provides hiding power, neutral undertone, brightness and surface durability for housewares, appliances, toys, computer cases and food packages. TiO2’s high brightness, along with its opacity, is used in some engineering plastics to help mask their undesirable natural color. TiO2 is also used in masterbatch, which is a concentrate of TiO2 and other additives and is one of the largest uses for TiO2 in the plastics end-use market. The TiO2 is dispersed at high concentrations into a plastic resin and is then used by manufacturers of plastic containers, bottles and packaging and agricultural films.

TiO2 for Paper.  Our TiO2 is used in the production of several types of paper, including laminate (decorative) paper, filled paper and coated paper, to provide whiteness, brightness, opacity and color stability. Although we sell our TiO2 to all segments of the paper end-use market, our primary focus is on the TiO2 grades used in paper laminates, where several layers of paper are laminated together using melamine resin under high temperature and pressure. The top layer of paper contains TiO2 and is the layer that is printed with decorative patterns. Paper laminates are used to replace materials such as wood and tile for such applications as counter tops, furniture and wallboard. TiO2 is beneficial in these applications because it assists in preventing the material from fading or changing color after prolonged exposure to sunlight and other weathering agents.

TiO2 for Other Applications.  We produce TiO2 to improve the opacity and hiding power of printing inks. TiO2 allows inks to achieve very high print quality while not interfering with the technical requirements of printing machinery, including low abrasion, high printing speed and high temperatures. Our TiO2 is also used in textile applications. TiO2 functions as an opacifying and delustering agent. In man-made fibers such as rayon and polyester, TiO2 corrects an otherwise undesirable glossy and translucent appearance. Without the presence of TiO2, these materials would be unsuitable for use in many textile applications.

We produce high purity sulfate process anatase TiO2 used to provide opacity, whiteness and brightness in a variety of cosmetic and personal care products, such as skin cream, lipstick, eye shadow and toothpaste. Our TiO2 is also found in food products, such as candy and confectionaries, and in pet foods where it is used to obtain uniformity of color and appearance. In pharmaceuticals, our TiO2 is used commonly as a colorant in pill and capsule coatings as well as in liquid medicines to provide uniformity of color and appearance. Kronos purified anatase grades meet the applicable requirements of the CTFA (Cosmetics, Toiletries and Fragrances Association), USP and BP (United States Pharmacopoeia and British Pharmacopoeia) and the FDA (United States Food and Drug Administration).

Related Businesses

Our TiO2 business is enhanced by the following three complementary businesses, which comprised approximately 10% of our net sales in 2009:

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We own and operate two ilmenite mines in Norway pursuant to a governmental concession with an unlimited term. We commenced production from our second mine in 2009. Ilmenite is a raw material used directly as a feedstock by some sulfate-process TiO2 plants, including all of our European sulfate-process plants. We also sell ilmenite ore to third-parties, some of whom are our competitors. The mine has estimated ilmenite reserves that are expected to last at least 60 years.

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We manufacture and sell iron-based chemicals, which are co-products and processed co-products of the sulfate and chloride process TiO2 pigment production. These co-product chemicals are marketed through our Ecochem division and are primarily used as treatment and conditioning agents for industrial effluents and municipal wastewater as well as in the manufacture of iron pigments, cement and agricultural products.

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We manufacture and sell titanium oxychloride and titanyl sulfate, which are side-stream specialty products from the production of TiO2. Titanium oxychloride is used in specialty applications in the formulation of pearlescent pigments, production of electroceramic capacitors for cell phones and other electronic devices. Titanyl sulfate productions are used in pearlescent pigments, natural gas pipe and other specialty applications.

Manufacturing, Operations and Properties

We currently operate four TiO2 plants in Europe (one in each of Leverkusen, Germany; Nordenham, Germany; Langerbrugge, Belgium; and Fredrikstad, Norway). In North America, we have a TiO2 plant in Varennes, Quebec, Canada and, through the manufacturing joint venture described below in “—TiO2 Manufacturing Joint Venture,” a 50% interest in a TiO2 plant in Lake Charles, Louisiana. We operate two ilmenite mines in Hauge i Dalane, Norway pursuant to a governmental concession and also own a TiO2 slurry plant in Lake Charles, Louisiana.

Our production capacity in 2009 was 532,000 metric tons, approximately three-fourths of which was for the chloride production process. The following table presents the division of our 2009 manufacturing capacity by plant location and type of manufacturing process:

Facility	Description	Percent of Capacity by TiO2 Manufacturing Process
		Chloride	Sulfate
Leverkusen, Germany (1)	TiO2 production, chloride and sulfate process, co-products	41%	26%
Nordenham, Germany	TiO2 production, sulfate process, co-products	-	40
Langerbrugge, Belgium	TiO2 production, chloride process, co-products, titanium chemicals products	20	-
Fredrikstad, Norway (2)	TiO2 production, sulfate process, co-products	-	20
Varennes, Canada	TiO2 production, chloride and sulfate process, slurry facility, titanium chemicals products	20	14
Lake Charles, Louisiana (3)	TiO2 production, chloride process	19	-

Total		100%	100%

(1)

The Leverkusen facility is located within an extensive manufacturing complex owned by Bayer AG. We own the Leverkusen facility, which represents about one-third of our current TiO2 production capacity, but we lease the land under the facility from Bayer under a long term agreement which expires in 2050. Lease payments are periodically negotiated with Bayer for periods of at least two years at a time. Bayer or its affiliates provides some raw materials, including chlorine, auxiliary and operating materials, utilities and services necessary to operate the Leverkusen facility under separate supplies and services agreements.

(2)	The Fredrikstad plant is located on public land and is leased until 2013 with an option to extend the lease for an additional 50 years.

(3)	We operate this facility in a 50/50 joint venture with Huntsman. See Note 6 to our Consolidated Financial Statements and “—TiO2 Manufacturing Joint Venture.”

We own the land underlying all of our principle production facilities unless otherwise indicated in the table above.

Our production capacity has increased by approximately 30% over the past ten years due to debottlenecking programs, with only moderate capital expenditures. We believe that our annual attainable production capacity for 2010 is approximately 532,000 metric tons and we currently expect we will operate at near full production capacity for the year.

We also operate two ilmenite mines in Norway pursuant to a governmental concession with an unlimited term. In addition, we operate a rutile slurry manufacturing plant in Lake Charles, Louisiana, which converts dry pigment manufactured at the Lake Charles TiO2 facility into a slurry form that is then shipped to customers.

We have various corporate and administrative offices located in the U.S., Germany and Norway and various sales offices located in the U.S., Canada, Belgium, France, the Netherlands and the U.K.

TiO2 Manufacturing Joint Venture

Kronos Louisiana, Inc., one of our subsidiaries, and Huntsman each own a 50%-interest in a manufacturing joint venture, Louisiana Pigment Company, L.P., or LPC. LPC owns and operates a chloride-process TiO2 plant located in Lake Charles, Louisiana. We and Huntsman share production from the plant equally pursuant to separate offtake agreements.

A supervisory committee directs the business and affairs of the joint venture, including production and output decisions. This committee is composed of four members, two of whom we appoint and two of whom Huntsman appoints. Two general managers manage the operations of the joint venture acting under the direction of the supervisory committee. We appoint one general manager and Huntsman appoints the other.

We are required to purchase one-half of the TiO2 produced by the joint venture. The joint venture is not consolidated in our financial statements, because we do not control it. We account for our interest in the joint venture by the equity method. The joint venture operates on a break-even basis and therefore we do not have any equity in earnings of the joint venture. We share all costs and capital expenditures equally with Huntsman with the exception of raw material and packaging costs for the pigment grades produced. Our share of net costs is reported as cost of sales as the TiO2 is sold. See Notes 6 and 13 to our Consolidated Financial Statements.

Raw Materials

The primary raw materials used in chloride process TiO2 are titanium-containing feedstock (natural rutile ore or purchased slag), chlorine and coke. Chlorine and coke are available from a number of suppliers. Titanium-containing feedstock suitable for use in the chloride process is available from a limited but increasing number of suppliers principally in Australia, South Africa, Canada, India and the United States. We purchase chloride process grade slag from Rio Tinto Iron and Titanium under a long-term supply contract that expires at the end of 2011. We purchase natural rutile ore primarily from Iluka Resources, Limited under a long-term supply contract that expires at the end of 2010. We have in the past been, and expect in the future will continue to be, successful in obtaining long-term extensions to these and other existing supply contracts prior to their expiration. We expect the raw materials purchased under these contracts to meet our chloride process feedstock requirements over the next several years.

The primary raw materials used in sulfate process TiO2 are titanium-containing feedstock, primarily ilmenite or purchased sulfate grade slag and sulfuric acid. Sulfuric acid is available from a number of suppliers. Titanium-containing feedstock suitable for use in the sulfate process is available from a limited number of suppliers principally in Norway, Canada, Australia, India and South Africa. As one of the few vertically-integrated producers of sulfate process TiO2, we operate two rock ilmenite mines in Norway, which provided all of the feedstock for our European sulfate process TiO2 plants in 2009. We expect ilmenite production from our mines to meet our European sulfate process feedstock requirements for the foreseeable future. For our Canadian sulfate process plant, we also purchase sulfate grade slag primarily from Q.I.T. Fer et Titane Inc. (a subsidiary of Rio Tinto Iron and Titanium), under a long-term supply contract that expires at the end of 2014 and Eramet Titanium & Iron ASA (formerly Tinfos Titan and Iron KS) under a supply contract that expires in December 2010. We expect the raw materials purchased under these contracts to meet our sulfate process feedstock requirements over the next several years.

Many of our raw material contracts contain fixed quantities we are required to purchase, although these contracts allow for an upward or downward adjustment in the quantity purchased. The pricing under these agreements is generally negotiated annually.

The following table summarizes our raw materials purchased or mined in 2009.

Production Process/Raw Material	Raw Materials Procured or Mined
(In thousands of metric tons)
Chloride process plants:
Purchased slag or natural rutile ore	351

Sulfate process plants:
Raw ilmenite ore mined & used internally	226
Purchased slag	13

Please see “Risk Factors—Higher costs or limited availability of our raw materials may reduce our earnings and decrease our liquidity. In addition, many of our raw material contracts contain fixed quantities we are required to purchase.”

Sales and Marketing

Our marketing strategy is aimed at developing and maintaining strong customer relationships with new and existing accounts. Because TiO2 is a significant raw material cost for our customers, the purchasing decisions are often made by our customers’ senior management. We work to maintain close relationships with the key decision makers, through in-depth frequent calling on these accounts. We endeavor to extend these commercial and technical relationships to multiple levels within our customers’ organization using our direct sales force and technical service group to accomplish this objective. We believe this has helped build customer loyalty to Kronos and strengthen our competitive position. Close cooperation and strong customer relationships enables us to stay closely attuned to trends in our customers’ businesses. Where appropriate, we work in conjunction with our customers to solve formulation or application problems by modifying specific product properties or developing new pigment grades. We also focus our sales and marketing efforts on those geographic and end-use market segments where we believe we can realize higher selling prices. This focus includes continuously reviewing and optimizing our customer and product portfolios.

Our marketing strategy is also aimed at working directly with customers to monitor the success of our products in their end-use applications, evaluate the need for improvements in product and process technology and identify opportunities to develop new product solutions for our customers. Our marketing staff closely coordinates with our sales force and technical specialists to ensure that all of the needs of our customers are met, and helps develop and commercialize new grades where appropriate.

We sell a majority of our products through our direct sales force comprised of over 30 persons operating from six sales offices in Europe and one sales office in North America. We also utilize sales agents and distributors who are authorized to sell our products in specific geographic areas. In Europe, our sales are made primarily through our direct sales force and our sales agents. Our agents do not sell any TiO2 products other than Kronos® brand products. In North America, our sales are made primarily through our direct sales force and supported by a network of distributors. In addition to our direct sales force and sales agents, many of our sales agents also act as distributors to service our smaller customers in all regions. We offer our customers who purchase our products through distributors the same high level of customer and technical service as we offer to our larger customers.

New Product Development

We have approximately 110 scientists, chemists, process engineers and technicians engaged in research and development, process technology and quality assurance activities in Leverkusen, Germany. They have the responsibility for improving chloride and sulfate production processes, improving product quality and strengthening our competitive position by developing new applications. Our expenditures for these activities were approximately $12 million in each of 2007, 2008 and 2009.

We continually seek to improve the quality of our grades and have been successful at developing new grades for existing and new applications to meet the needs of our customers and increase product life cycles. Since 2004, we have added five new grades for plastics and coatings.

Competition

The TiO2 industry is highly competitive. We compete primarily on the basis of price, product quality, technical service and the availability of high performance pigment grades. Although certain TiO2 grades are considered specialty pigments, the majority of our grades and substantially all of our production are considered commodity pigments with price being one of the most significant competitive factors along with quality and customer service. During 2009, we had an estimated 13% share of worldwide TiO2 sales volume, and based on sales volumes, we believe we are the leading seller of TiO2 in several countries, including Germany.

Our principal competitors are E.I. du Pont de Nemours & Co., or Dupont; Millennium Inorganic Chemicals, Inc. (a subsidiary of National Titanium Dioxide Company Ltd.), or Cristal; Huntsman; Tronox Incorporated; and Sachtleben Chemie. These competitors have estimated individual shares of TiO2 production capacity ranging from 4% (for Sachtleben Chemie) to 22% (for DuPont) and an estimated aggregate share of worldwide TiO2 production volume of approximately 60%. DuPont has over one-half of total North American TiO2 production capacity and is our principal North American competitor. Tronox filed for Chapter 11 bankruptcy protection in January 2009, and has continued to operate as a debtor-in-possession since that date. In December 2009, Tronox announced its intention to restructure and emerge from Chapter 11. It remains unclear how and to what extent Tronox or its successor will compete in the TiO2 industry at the conclusion of Tronox’s bankruptcy proceedings.

Over the past ten years, we and our competitors have increased industry capacity through debottlenecking projects. Although overall industry pigment demand is expected to be higher in 2010 as compared to 2009 as a result of improving worldwide economic conditions, we do not expect any significant efforts will be undertaken by us or our competitors to further increase capacity through such projects for the foreseeable future, other than debottlenecking projects. If actual developments differ from our expectations, ours and the TiO2 industry’s performance could be unfavorably affected.

Worldwide capacity additions in the TiO2 market resulting from construction of new plants require significant capital expenditures and substantial lead time (typically three to five years in our experience). We are not aware of any TiO2 plants currently under construction and we believe it is not likely that any new plants will be constructed in Europe or North America in the foreseeable future.

Patents, Trademarks, Trade Secrets and Other Intellectual Property Rights

We have a comprehensive intellectual property protection strategy that includes obtaining, maintaining and enforcing our patents, primarily in the United States, Canada and Europe. We also protect our trademark and trade secret rights. In addition, we have entered into license agreements with third parties concerning various intellectual property matters. We have also from time to time been involved in disputes over intellectual property.

Patents.  We have obtained patents and have numerous patent applications pending that cover our products and the technology used in the manufacture of our products. Our patent strategy is important to us and our continuing business activities. In addition to maintaining our patent portfolio, we seek patent protection for our technical developments, principally in the United States, Canada and Europe. U.S. Patents are generally in effect for 20 years from the date of filing. Our U.S. patent portfolio includes patents having remaining terms ranging from about one year to 19 years.

Trademarks and Trade Secrets.  Our trademarks, including Kronos™, are covered by issued and or pending registrations, including in Canada and the United States. We protect the marks that we use in connection with the products we manufacture and sell and have developed goodwill in connection with our long-term use of our marks. We conduct research activities in secret and we protect the confidentiality of our trade secrets through reasonable measures, including confidentiality agreements and security procedures. We rely upon unpatented proprietary knowledge and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Our proprietary chloride production process is an important part of our technology and our business could be harmed if we fail to maintain confidentiality of our trade secrets used in this technology.

For a further description of the risks associated with our intellectual property rights, see “Risk Factors—Failure to protect our intellectual property rights or claims by others that we infringe their intellectual property rights could substantially harm our business.”

Operations Outside the United States

As discussed above, we have substantial operations located outside the United States for which the functional currency is not the U.S. dollar. As a result, the reported amount of our assets and liabilities related to our non-U.S. operations, and therefore our consolidated net assets, will fluctuate based upon changes in currency exchange rates. At December 31, 2009, we had substantial net assets denominated in the euro, Canadian dollar, Norwegian krone and United Kingdom pound sterling.

Our chemical businesses have operated in non-U.S. markets since the 1920s. Most of our current production capacity is located in Europe and Canada with non-U.S. net property and equipment aggregating approximately $497 million at December 31, 2009. Net property and equipment in the U.S., including 50% of the property and equipment of LPC, was approximately $85 million at December 31, 2009. Our European operations include production facilities in Germany, Belgium and Norway. Approximately $857 million of our 2009 consolidated sales were to non-U.S. customers, including $153 million to customers in areas other than Europe and Canada. Sales to customers in the U.S. aggregated $286 million in 2009. Foreign operations are subject to, among other things, currency exchange rate fluctuations and our results of operations have in the past been both favorably and unfavorably affected by fluctuations in currency exchange rates. Effects of fluctuations in exchange rates on our results of operations are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Employees

As of June 30, 2010, we employed approximately 2,440 persons, excluding LPC employees, with approximately 2,000 employees in Europe and 440 in North America. Certain of our employees are highly trained and highly educated. We have approximately 25 employees with Ph.D. or equivalent degrees. Our key plant managers possess an average of over 15 years of experience with us.

The employees at each of our production facilities are organized by labor unions. In Europe, our union employees are covered by master collective bargaining agreements for the chemical industry that are generally renewed annually. In Canada, our union employees are covered by a collective bargaining agreement that expires in 2010.

Regulatory and Environmental Matters

Our operations and properties are governed by various environmental laws and regulations, which are complex, change frequently and have tended to become stricter over time. These environmental laws govern, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. Certain of our operations are, or have been, engaged in the generation, storage, handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws and regulations. As with other companies engaged in similar businesses, certain of our past and current operations and products have the potential to cause environmental or other damage. We have implemented and continue to implement various policies and programs in an effort to minimize these risks. Our policy is to comply with applicable environmental laws and regulations at all our facilities and to strive to improve our environmental performance. It is possible that future developments, such as stricter requirements in environmental laws and enforcement policies, could adversely affect our operations, including production, handling, use, storage, transportation, sale or disposal of hazardous or toxic substances or require us to make capital and other expenditures to comply, and could adversely affect our consolidated financial position and results of operations or liquidity.

Our U.S. manufacturing operations are governed by federal, state and local environmental and worker health and safety laws and regulations. These include the Resource Conservation and Recovery Act, or RCRA, the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, or CERCLA, as well as the state counterparts of these statutes. Some of these laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of, and were not responsible for, such contamination. These laws also assess liability on any person who arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person. Although we have not incurred and do not currently anticipate any material liabilities in connection with such environmental laws, we may be required to make expenditures for environmental remediation in the future.

While the laws regulating operations of industrial facilities in Europe vary from country to country, a common regulatory framework is provided by the European Union, or the EU. Germany and Belgium are members of the EU and follow its initiatives. Norway is not a member but generally patterns its environmental regulatory actions after the EU.

At our sulfate plant facilities in Germany, we recycle weak sulfuric acid either through contracts with third parties or at our own facilities. In addition, at our German locations we have a contract with a third-party to treat certain sulfate-process effluents. At our Norwegian plant, we ship spent acid to a third party location where it is used as a neutralization agent. These contracts may be terminated by either party after giving three or four years advance notice, depending on the contract.

From time to time, our facilities may be subject to environmental regulatory enforcement under U.S. and non-U.S. statutes. Typically we establish compliance programs to resolve these matters. Occasionally, we may pay penalties. To date such penalties have not involved amounts having a material adverse effect on our consolidated financial position, results of operations or liquidity.

In December 2006, the EU approved Registration, Evaluation and Authorization of Chemicals, or REACH, which took effect on June 1, 2007 and will be phased in over an 11-year period from the implementation date. Under REACH, companies that manufacture or import more than one ton of a chemical substance per year in the EU will be required to register such chemical substances in a central data base. REACH affects our European operations by imposing a testing, evaluation and registration program for many of the chemicals we use or produce in Europe. Under REACH, substances of very high concern may require authorization for further use and may also be restricted in the future, which could increase our production costs. We have established a REACH team that is working to identify and list all substances purchased, manufactured or imported by or for us in the EU. We spent $.4 million in 2007, $.5 million in 2008 and $.7 million in 2009 on REACH compliance and we do not anticipate that future compliance costs will be material to us.

Our capital expenditures related to ongoing environmental compliance, protection and improvement programs in 2009 were $3.1 million, and are currently expected to be approximately $12 million in 2010, including approximately $9.7 million for a desulfurization unit at our Belgian facility.

Legal Proceedings

We are involved in various other environmental, contractual, intellectual property, product liability and other claims and disputes incidental to our business. We currently believe the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In March 2010, we were served with two complaints: Haley Paint v. E.I. Dupont de Nemours and Company, et al. (United States District Court, Northern Division of Maryland, Case No. 1:10-cv-00318-RDB); and Issac Industries, Inc. v. E.I. Dupont de Nemours and Company, et al. (United States District Court, Northern Division of Maryland, Case No. 1:10-cv-00323-RDB). Defendants in both cases include us, DuPont, Huntsman, Millennium Inorganic Chemicals, Inc. and the National Titanium Dioxide Company Limited (d/b/a Cristal). In each case, the nominal plaintiff seeks to represent a class consisting of all persons and entities that purchased titanium dioxide in the United States directly from one or more of the defendants on or after March 1, 2002. The complaints allege that the defendants conspired and combined to fix, raise, maintain, and stabilize the price at which TiO2 was sold in the United States and engaged in other anticompetitive conduct. We intend to deny all allegations of wrongdoing and liability and will defend vigorously against all claims.

Insurance

We have customary levels of insurance for a company of our size in our industry. Our insurance policies are subject to customary deductibles and limits. For a discussion of our insurance program, please see “Certain Relationships and Related Transactions—Insurance Matters.” For a discussion of our participation in the Contran control group’s insurance program, please see Note 13 to our Consolidated Financial Statements.

Principal Executive Offices

Our principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240, and our telephone number is (972) 233-1700.

MANAGEMENT

Controlled Company

Because of the ownership of our common stock by Valhi and its subsidiary, NL, as described below under “Principal Stockholders and Ownership of Management,” we are considered a controlled company under the listing standards of NYSE, and we will continue to be considered a controlled company following the completion of this offering. Pursuant to the listing standards, a controlled company may choose not to have a majority of independent directors, independent compensation, nominations or corporate governance committees or charters for these committees. We have chosen not to have an independent nominations or corporate governance committee or charters for these committees. Our board of directors believes that the full board of directors best represents the interests of all of our stockholders and that it is appropriate for all matters that would otherwise be considered by a nominations, corporate governance or risk oversight committee to be considered and acted upon by the full board of directors. Applying the NYSE director independence standards without any additional categorical standards, our board of directors has determined that Keith R. Coogan, Cecil H. Moore, Jr., George E. Poston and R. Gerald Turner are independent and have no material relationship with us other than serving as our directors. These directors are referred to in this prospectus as the “independent directors.” While the members of our management development and compensation committee currently satisfy the independence requirements of the NYSE, we have chosen not to satisfy all of the NYSE listing standards for a compensation committee.

In determining that Dr. Turner has no material relationship with us other than serving as our director, the board of directors considered the following relationship:

•	in 2007, Harold C. and Annette C. Simmons made a commitment to donate $20 million to Southern Methodist University, of which Dr. Turner is the president;

•	pursuant to the commitment they contributed, or caused to be contributed, $7.7 million in each of 2008 and 2009; and

•	$7.7 million is less than 2.3% of SMU’s consolidated gross revenues and 3.3% of SMU’s consolidated gross revenues net of scholarship allowances for its most recently completed fiscal year.

Directors and Executive Officers

Set forth below is certain information relating to our current directors and executive officers. The term of office for each director will expire at the 2011 annual meeting. Each executive officer serves at the pleasure of the board of directors.

Name	Age	Position(s)
Harold C. Simmons	79	Chairman of the Board
Steven L. Watson	59	Vice Chairman of the Board and Chief Executive Officer
Keith R. Coogan	58	Director
Cecil H. Moore, Jr.	71	Director
George E. Poston	74	Director
Glenn R. Simmons	82	Director
Dr. R. Gerald Turner	64	Director
Douglas C. Weaver	68	Chairman of the Executive Management Committee
Ulfert Fiand	62	Vice Chairman of the Executive Management Committee and Chief Technology Officer
H. Joseph Maas	58	President, Sales and Marketing
Klemens Schlüter	54	President, Manufacturing
Robert D. Graham	55	Executive Vice President and General Counsel
Gregory M. Swalwell	53	Executive Vice President and Chief Financial Officer
Tim C. Hafer	48	Vice President and Controller
Kelly D. Luttmer	47	Vice President and Tax Director
John A. St. Wrba	54	Vice President and Treasurer

Harold C. Simmons has served as our chairman of the board since 2003. He served as our chief executive officer from 2003 to February 2009. Since prior to 2005, Mr. Simmons has served as chairman of the board and chief executive officer of NL and chairman of the board of Contran and Valhi. He also has served as chairman of the board of Titanium Metals Corporation, or TIMET (one of our publicly-held sister corporations that is an integrated producer of titanium metal products) since 2005 and chief executive officer of TIMET from 2005 to 2006. Mr. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1961. He is a brother of Glenn R. Simmons.

Mr. Simmons has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Steven L. Watson has served as our chief executive officer since 2009, our vice chairman of the board since 2004 and on our board of directors since 2003. Since prior to 2005, Mr. Watson has been president and a director of Contran and president, chief executive officer and a director of Valhi. He has also served as TIMET’s vice chairman of the board since 2005 and its chief executive officer from 2006 to December 2009. Mr. Watson has served as a director of CompX, Keystone Consolidated Industries, Inc., or Keystone, one of our publicly-held sister corporations that manufactures steel fabricated wire products, industrial wire, bar products, billets and wire rod, and NL since prior to 2005. Mr. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980.

Mr. Watson has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Keith R. Coogan has served on our board of directors since 2004. From 2007 to 2009, Mr. Coogan served as president and chief executive officer of Pomeroy IT Solutions, Inc., an information technology services and solutions provider. From 2002 to 2006, Mr. Coogan served as chief executive officer of Software Spectrum, Inc., a global business-to-business software services provider that Level 3 Communications, Inc. sold to Insight Enterprises Inc. in 2006. From 1991 to 2002, Software Spectrum was a publicly-held corporation. From 1990 to 2002, he served in various other executive officer positions with Software Spectrum, including vice president of finance and operations and chief operating officer. He also has served as a director of TIMET since prior to 2005 and is a member of TIMET’s audit committee, management development and compensation committee and nominations committee. Mr. Coogan was a director of Software Spectrum from 1998 to 2006, Pomeroy from 2007 to 2009, CompX from 2002 to 2006 and Keystone from 2003 to 2005. Mr. Coogan is a member of our audit committee and management development and compensation committee.

Mr. Coogan has over five years of experience on our board of directors and audit committee and four years of experience on our management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting experience from other publicly and privately held entities for which he currently serves or formerly served.

Cecil H. Moore, Jr. has served on our board of directors since 2003. Mr. Moore is currently a private investor and retired from KPMG LLP in 2000 after 37 years in which he served in various capacities with the public accounting firm. Among other positions, he served as managing partner of the firm’s Dallas, Texas office from 1990 to 1999. Prior to 1990, Mr. Moore was partner-in-charge of the audit and accounting practice of the firm’s Dallas, Texas office for 12 years. From 2003 until 2009, Mr. Moore served as a director and chairman of the audit committee of Perot Systems Corporation, a worldwide provider of information technology services and business solutions. Perot Systems became privately held upon its acquisition by Dell, Inc. in 2009. Since prior to 2005, he has served as a director and on the audit committee of NL. He is the chairman of our audit committee.

Mr. Moore has over six years of experience on our board of directors and audit committee. He also has senior executive, operating, corporate governance, finance, financial accounting and auditing experience from one of the largest independent international public accounting firms and from other publicly-held entities for which he currently serves or formerly served.

George E. Poston has served on our board of directors since 2003. He has been president of Poston Real Estate Co., a privately held commercial real estate investment company, and president of Poston Capital Co., a privately held investment company, since 1970. Mr. Poston is a member of our audit committee and management development and compensation committee.

Mr. Poston has over six years of experience on our board of directors, audit committee and management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from privately held real estate and investment companies.

Glenn R. Simmons has served on our board of directors since 2003. Since prior to 2005, Mr. Simmons has been vice chairman of the board of Contran and Valhi and chairman of the board of CompX and Keystone. He also has served on the board of directors of NL and TIMET since prior to 2005. In 2004, Keystone filed a voluntary petition for reorganization under federal bankruptcy laws and emerged from the bankruptcy proceedings in 2005. Mr. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1969. He is a brother of Harold C. Simmons.

Mr. Simmons has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Dr. R. Gerald Turner has served on our board of directors since 2003. He has served since 1995 as president of Southern Methodist University in Dallas, Texas. He held previous executive and administrative positions at the University of Mississippi, the University of Oklahoma and Pepperdine University. He has served on the board of directors of J.C. Penney Company, Inc. since 1995 and since 2001 as a trustee of the American Beacon Funds, American Beacon Master Trust, American Beacon Mileage Funds and American Beacon Select Funds, each a registered management investment company. Dr. Turner is a member of our audit committee and chairman of our management development and compensation committee.

Dr. Turner has over six years of experience on our board of directors, audit committee and management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from a large, non-profit, private educational institution for which he currently serves and from other publicly-held entities for which he currently serves or formerly served.

Douglas C. Weaver is chairman of our executive management committee that assists our chief executive officer in managing our operations and has served as our senior vice president, development since 2003. Mr. Weaver served as our vice president, development from 1998 to 2003. Prior to that, Mr. Weaver served in various manufacturing, engineering and planning capacities with NL since joining NL in 1973.

Dr. Ulfert Fiand is vice chairman of our executive management committee that assists our chief executive officer in managing our operations and has served as our chief technology officer since 2009. He previously served as our president, manufacturing and technology since 2004 and our senior vice president, manufacturing and technology in 2004 and prior years. Since 2009, he has served as chief technology officer of KII and from prior to 2004 to 2009 he served as its president, manufacturing and technology. Dr. Fiand joined KII in 1988, and previously served as group leader and director of chloride process technology, director of process technology and vice president of production & process technology.

Robert D. Graham has served as our executive vice president and general counsel since 2009 and our vice president and general counsel from 2003 to 2009. He also has served as NL’s vice president and general counsel since prior to 2005, TIMET’s executive vice president since 2006 and its vice president from 2004 to 2006. He has served as vice president of Contran and Valhi since 2002.

Gregory M. Swalwell has served as our executive vice president and chief financial officer since 2009 and our vice president and chief financial officer from 2004 to 2009. Since prior to 2005, he also has served as vice president, finance and chief financial officer of NL, vice president of TIMET and vice president and controller of Contran and Valhi. Mr. Swalwell has served in accounting and financial positions with various companies related to Contran and Valhi since 1988.

H. Joseph Maas has served as our president, sales and marketing since 2004 and served as our senior vice president, sales and marketing from 2003 to 2004. From 1985 to 2003, Mr. Maas served as our director of marketing and later as our vice president of marketing. From 1978 to 2003, Mr. Maas held several positions in commercial development, marketing and planning for various divisions of NL (Rheox and Spencer Kellogg).

Klemens Schlüter has served as our president, manufacturing since 2009. Since 2009, he has served as president, manufacturing of KII and from prior to 2004 to 2009 he served as its vice president-manufacturing. Mr. Schlüter has served in various engineering positions of increasing responsibility with KII. He joined KII in 1996 as director of corporate engineering.

Tim C. Hafer has served as our vice president and controller since 2006 and our director – finance and control from 2003 to 2006. He also served as NL’s vice president and controller since 2006 and its director – finance and control from 2003 to 2006. Mr. Hafer has served in financial accounting positions with various companies related to Contran and Valhi since 1999.

Kelly D. Luttmer has served as our vice president and tax director since 2004. She also has served as vice president and tax director of CompX, Contran, NL and Valhi since prior to 2005 and vice president and tax director of TIMET since 2006. Ms. Luttmer has served in tax accounting positions with various companies related to Contran and Valhi since 1989.

John A. St. Wrba has served as our vice president and treasurer since prior to 2005. Since prior to 2005, he also served as vice president and treasurer of Contran and NL. Mr. St. Wrba has also served as vice president and treasurer of TIMET since 2006 and Valhi since 2005.

Committees of the Board of Directors

Our board of directors has established and delegated authority to the following two standing committees.

Audit Committee

Our audit committee assists with the board of directors’ oversight responsibilities relating to our financial accounting and reporting processes and auditing processes. The purpose, authority, resources and responsibilities of our audit committee are more specifically set forth in its charter, which is available on our website. Applying the requirements of the NYSE listing standards (without additional categorical standards) and SEC regulations, as applicable, the board of directors has determined that:

•	each member of our audit committee is independent, financially literate and has no material relationship with us other than serving as our director; and

•	Mr. Cecil H. Moore, Jr. is an “audit committee financial expert.”

No member of our audit committee serves on more than three public company audit committees. The current members of our audit committee are Cecil H. Moore, Jr. (chairman), Keith R. Coogan, George E. Poston and R. Gerald Turner.

Management Development and Compensation Committee

The principal responsibilities of our management development and compensation committee are:

•

to recommend to the board of directors whether or not to approve any proposed charge to us or any of our privately held subsidiaries pursuant to an intercorporate services agreement, or ISA, between Contran and a related company pursuant to which employees of Contran provide certain services, including executive officer services, to such related company on a fixed fee basis;

•	to review certain matters regarding our employee benefit plans or programs, including discretionary incentive bonuses and salaries we pay;

•	to review, approve, administer and grant awards under our equity compensation plan; and

•	to review and administer such other compensation matters as the board of directors may direct from time to time.

In certain instances under our 2003 Long-Term Incentive Plan, a plan allowing for grants of cash or equity performance awards, the management development and compensation committee may delegate its authority to administer this plan to certain individuals, which delegation authority the committee has not utilized.

With respect to the role of our executive officers in determining or recommending the amount or form of executive compensation, see “Compensation of Executive Officers and Directors and Other Information—Compensation Discussion and Analysis.” With respect to director compensation, our executive officers make recommendations on such compensation directly to our board of directors for its consideration without involving the management development and compensation committee.

As discussed above, the board of directors has determined that each member of our management development and compensation committee is independent by applying the NYSE director independence standards (without additional categorical standards). The current members of our management development and compensation committee are R. Gerald Turner (chairman), Keith R. Coogan and George E. Poston.

Corporate Governance Matters

Risk Oversight

Our board of directors oversees the actions we take in managing our material risks. Our management is responsible for our day-to-day management of risk. The board’s oversight of our material risks is undertaken through, among other things, various reports and assessments that management presents to the board and the related board discussions. The board has delegated some of its primary risk oversight to our audit committee and management development and compensation committee. Our audit committee annually receives management’s reports and assessments on, among other things, the risk of fraud, certain material business risks and a ranking of such material business risks and on our insurance program. The audit committee also receives reports from our independent registered public accounting firm regarding, among other things, financial risks and the risk of fraud. Our management development and compensation committee receives management’s assessments on the likelihood that our compensation policies and practices could have a material adverse effect on us, as more fully described in “Compensation of Executive Officers and Directors and Other Information—Compensation Policies and Practices as They Relate to Risk Management.” The audit committee and management development and compensation committee report to the board of directors about their meetings. We believe the leadership structure of the board of directors is appropriate for our risk oversight.

Identifying and Evaluating Director Nominees

Historically, our management has recommended director nominees to the board of directors. As stated in our corporate governance guidelines:

•	our board of directors has no specific minimum qualifications for director nominees;

•

each nominee should possess the necessary business background, skills and expertise at the policy-making level and a willingness to devote the required time to the duties and responsibilities of membership on the board of directors; and

•

the board of directors believes that experience as our director is a valuable asset and that directors who have served on the board for an extended period of time are able to provide important insight into our operations and future.

In identifying, evaluating and determining our director nominees, the board of directors follows such corporate governance guidelines. The board also considers the nominee’s ability to satisfy the need, if any, for required expertise on the board of directors or one of its committees. While we do not have any policy regarding the diversity of our nominees, the board does consider the diversity in the background, skills and expertise at the policy making level of our director nominees, and as a result our board believes our director nominees do possess a diverse range of senior management experience that aids the board in fulfilling its responsibilities. The board of directors believes its procedures for identifying and evaluating director nominees are appropriate for a controlled company under the NYSE listing standards.

Leadership Structure of the Board Of Directors and Non-Management and Independent Director Meetings

As discussed before, Harold C. Simmons serves as our chairman of the board and Steven L. Watson serves as our chief executive officer. Pursuant to our amended and restated corporate governance guidelines, our independent directors are entitled to meet on a regular basis throughout the year, and will meet at least once annually, without the participation of our other directors who are not independent. While we do not have a lead independent director, the chairman of our audit committee presides at all of the meetings of our independent directors. The board of directors believes its leadership structure is appropriate because the board recognizes that while there is no single organizational structure that is ideal in all circumstances, the board believes that having different individuals serve as our chairman of the board and as our chief executive officer provides an appropriate breadth of experience and perspective that effectively facilitates the formulation of our long-term strategic direction and business plans. In addition, the board of directors believes that since Harold C. Simmons personally and indirectly through related entities may be deemed to be the beneficial holder of a majority of our outstanding stock, his service as our chairman of the board is beneficial in providing strategic leadership for us since there is a commonality of interest that is closely aligned in building long-term shareholder value for all of our stockholders. In 2009, we complied with the NYSE requirements for meetings of our non-management directors (who are the following directors who are not one of our executive officers: Keith R. Coogan, Cecil H. Moore, Jr., George E. Poston, Glenn R. Simmons and R. Gerald Turner) and independent directors.

Compensation Committee Interlocks and Insider Participation

As discussed above, for 2009 the management development and compensation committee was composed of R. Gerald Turner, Keith R. Coogan and George E. Poston. No member of the committee:

•	was an officer or employee of ours during 2009 or any prior year;

•	had any related party relationships with us that requires disclosure under applicable SEC rules; or

•	had any interlock relationships under applicable SEC rules.

For 2009, no executive officer of ours had any interlock relationships within the scope of the intent of applicable SEC rules. However, our chairman of the board and vice chairman of the board are on the board of directors of Contran and Contran employs each of them and Glenn R. Simmons, who each serve as one of our directors.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics. The code applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. Only the board of directors may amend the code. Only our audit committee or other committee of the board of directors with specifically delegated authority may grant a waiver of this code. We will disclose amendments to or waivers of the code as required by law and the applicable rules of the NYSE.

Corporate Governance Guidelines

We have adopted corporate governance guidelines to assist the board of directors in exercising its responsibilities. Among other things, the corporate governance guidelines provide for director qualifications, for independence standards and responsibilities, for approval procedures for ISAs and that our audit committee chairman presides at all meetings of the independent directors.

Availability of Corporate Governance Documents

A copy of each of our audit committee charter, code of business conduct and ethics and corporate governance guidelines is available on our website at www.kronosww.com under the corporate governance section in accordance with NYSE listing standards. See “Where You Can Find More Information.”

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS AND OTHER INFORMATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes the key principles and factors underlying our executive compensation policies for our named executive officers. We employed two of our named executive officers in each of the last three years. The rest of our named executive officers who provided their services to us in the last three years under our ISA with Contran were employed and compensated directly by Contran. The phrase “named executive officers” refers to the five persons whose compensation is summarized in the Summary Compensation Table in this prospectus. Such phrase is not intended, and does not, refer to all of our executive officers.

Compensation of Our Named Executive Officers Employed By Us

In each of the last three years, we employed the following named executive officers:

Name	Position(s)
Douglas C. Weaver	Chairman of the Executive Management Committee
Ulfert Fiand	Vice Chairman of the Executive Management Committee and Chief Technology Officer

Overview.  Prior to 2007, we decided to forego long-term compensation (other than defined benefit and contribution retirement plans), and implemented a compensation program that is primarily cash-based, with minimal perquisites. Our objectives for the primarily cash-based compensation program as it relates to our named executive officers employed by us are to:

•	have a total individual compensation package that is easy to understand; and

•

achieve a balanced compensation package that would attract and retain highly qualified executive officers and appropriately reflect each such officer’s individual performance, contributions and general market value.

As a result, annual compensation for our named executive officers employed by us primarily consists of base salaries and bonuses.

As previously disclosed, for 2008 and prior years, we paid segment profit bonuses to our key employees, including our employed named executive officers, based on our achieving annual predetermined levels of segment profit. Given the market and economic conditions that confronted us for 2009 and upon management’s recommendation, our management development and compensation committee:

•	determined that establishing target levels of segment profit for segment profit bonuses for 2009 would not be appropriate; and

•

authorized senior management in the first quarter of 2010 to perform an evaluation of all relevant factors affecting us, determine whether or not it would be appropriate to pay discretionary incentive bonuses for 2009, and if so in what amounts, and then pay such appropriate amounts, if any, to our key employees, including our employed named executive officers.

For each of the last three years for compensation not based upon achieving certain predetermined levels of segment profit, we considered our financial performance as one factor, without any specific weighing of this factor, in determining the compensation to be paid to our named executive officers employed by us. We determined the amount of each component of such compensation solely in our collective business judgment and experience, without performing any independent market research. We have not entered into any written employment agreements with our employed named executive officers other than for Dr. Fiand. Pursuant to European law, we provide all our employees in Europe, including Dr. Fiand, with written documentation of the essential aspects of their employment relationship with us including their base compensation, notice periods and pension program.

Base Salaries.  We have established the annual base salaries for our employed named executive officers on a position-by-position basis based on responsibility and experience. We pay this portion of each of our employed named executive officer’s compensation to provide him with a reliable amount of compensation for the year, subject to his continued at-will employment and satisfactory performance for his services at the level of his responsibilities. Based on the recommendation of our chief financial officer, our chief executive officer approved any annual adjustments to the salaries of our employed named executive officers. These salary adjustments were subsequently reported to our management development and compensation committee. All of these recommendations and the determinations are based on:

•

our evaluations of the past year annual base-salary amounts with adjustments made as a result of our past and expected future financial performance, inflation, past and potential future individual performance and contributions or alternative career opportunities that might be available to our named executive officers employed by us, although we do not have any specific formula for applying these factors; and

•	our collective business judgment and experience, without performing any independent market research.

In the first quarter of 2007 and 2008, our chief executive officer approved an increase in the base salary of Dr. Fiand of approximately 2.4% and 2.1%, respectively. In the first quarter of 2009, we instituted a general salary freeze for certain of our employees, including all of our named executive officers employed by us. The salary freeze was subject to certain exceptions such as, among other things, requirements of local law and union agreements or promotions or realignments of responsibilities. In this regard, in the fourth quarter of 2009 our chief executive officer approved an increase in Mr. Weaver’s salary due to a significant increase in his responsibilities.

We did not utilize any specific measure of, or formula based upon, our financial performance in determining the amount of these increases. We do consider our financial performance as one factor, without any specific weighting of this factor, in determining these increases. These salaries for our named executive officers employed by us are disclosed in their salary column in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.”

Discretionary Incentive Bonuses For 2009.  As discussed, given the market and economic conditions that confronted us for 2009 and upon management’s recommendation, our management development and compensation committee determined that establishing target levels of segment profit for segment profit bonuses for 2009 would not be appropriate. As also recommended by management, the committee authorized senior management in the first quarter of 2010 to:

•

evaluate all relevant factors at that time, such as our actual results achieved for 2009 and financial condition and liquidity and the level of performance of our key employees, including our employed named executive officers;

•	determine whether or not it would be appropriate to pay discretionary incentive bonuses for 2009 and if so in what amounts; and

•	pay such discretionary incentive bonuses in the amounts senior management determines to be appropriate, if any.

For 2009, after considering all relevant factors, and based on the recommendation of our chief financial officer, our chief executive officer approved the payment of discretionary incentive bonuses in cash to our key employees, including each of our employed named executive officers. We paid these bonuses in order to, among other things, reward each key employee for his performance in 2009 and motivate him to achieve higher levels of performance in attaining our corporate goals. In considering whether it would be appropriate to pay discretionary incentive bonuses for 2009, and in what amounts, our chief executive officer performed a discretionary evaluation of all relevant factors, such as our actual results achieved for 2009, our financial condition and liquidity and the responsibility, performance, attitude and potential of each of our key employees, including our employed named executive officers. The payment of these bonuses was spread over two equal payments during 2010, one-half in March 2010 and the other half in September 2010. Management gave a report to our management development and compensation committee on the 2009 discretionary incentive bonuses that we paid.

In determining the amount of the discretionary incentive bonuses for 2009 paid to our employed named executive officers, we did not utilize any specific overall performance measures or any specific measure of, or formula based upon, our financial results. As already discussed, however, we did consider our overall financial performance as one factor in determining to pay such bonuses. Additionally, we used no specific weighting of factors in the determination of the 2009 discretionary incentive bonuses paid to our key employees, including our named executive officers employed by us. These 2009 discretionary incentive bonuses for our named executive officers employed by us are disclosed in their bonus column in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.”

If we pay any bonuses for 2010 to our key employees, including our employed named executive officers, they will also be determined on a similar discretionary basis as 2009.

Segment Profit Bonuses for 2007 and 2008.  For 2007 and 2008, we paid segment profit bonuses to our key employees, including our employed named executive officers, to motivate them to achieve higher levels of performance in attaining our corporate goals and reward them for such performance. The segment profit bonuses paid for 2007 and 2008 under our Share-in-Performance Plan constituted a significant portion of the annual cash compensation for our employed named executive officers. As discussed, such bonuses were based on our achieving annual predetermined levels of segment profit. For purposes of this plan, segment profit was defined as income before taxes, interest expense and certain general corporate items. The general corporate items excluded from segment profit included corporate expenses and interest income not attributable to our titanium dioxide operations. We used segment profit to determine these bonuses because segment profit was how we assessed the performance of our titanium dioxide operations.

In the first quarter of 2007 and 2008, our chief financial officer made recommendations to our board of directors regarding our business plan for the year after reviewing market conditions and our operations, competitive position, marketing opportunities and strategies for maximizing financial performance. Our board of directors approved our business plan with such modifications as it deemed appropriate, if any.

For 2007 and 2008 and based on the recommendations of our chief financial officer, our chief executive officer determined the three levels of segment profit that management recommended to our management development and compensation committee. These three levels were a threshold, target and maximum. Pursuant to the Share-in-Performance Plan, if segment profits fell below the minimum level (or a reduced level entitling the participant to a reduced minimum level bonus), we would not pay any segment profit bonus. We paid target level bonuses if we achieved at, around or in excess of the target level but not the maximum level. The maximum level bonus was paid only if we achieved segment profit at or above the maximum level. The amount of segment profit we used to determine the amount of the segment profit bonuses paid was generally the amount of segment profit we reported for financial reporting purposes. However, in its discretion, the committee could make adjustments to the amount of segment profit we reported for financial reporting purposes in order to determine the segment profit used for purposes of paying the segment profit bonuses.

For 2007 and 2008, the target level was set at the segment profit projected by the applicable business plan. The threshold level was generally set in a range around $40 million lower than the target level. The maximum level was generally set in a range from $50 to $65 million higher than the target level. In considering where to set the threshold and maximum levels, we considered the absolute dollar amount of the target level, the key assumptions inherent in the business plan and our expectations regarding the potential of achieving our business plan. The key assumptions inherent in our business plan related to the level of our titanium dioxide selling prices and sales and production volumes, changes in our manufacturing costs and relative levels of foreign currency exchange rates. We annually determined these ranges solely in our collective business judgment and experience, without applying any formulas, specific weighting of factors or performing any independent market research. For 2007 and 2008, we set the segment profit levels with an expectation that we would pay bonuses based on the target level. The segment profit levels were then presented to our management development and compensation committee. The committee considered the recommended levels and approved them.

For 2007 and 2008, our management development and compensation committee approved in the first quarter of the year, based on management’s recommendation, the following segment profit levels:

Segment Profit Level
Year	Threshold	Target	Maximum
2008	$40 million lower than the target level	Segment profit set by the 2008 business plan	$65 million higher than the target level
2007	$41 million lower than the target level	Segment profit set by the 2007 business plan	$54 million higher than the target level

Based on management’s recommendation and in order to lessen the effect of certain uncontrollable events that might affect performance under the business plan, the committee also approved the payment of reduced target level bonuses if we were to achieve segment profit at the following amounts but not achieve the target level, each of which target level bonuses would be reduced by the pro rata amount by which the achieved segment profit was less than the target level:

Year	Minimum Approximate Percentage of the Target Level that Would Entitle a Participant to a Prorated Reduced Target Level Bonus
2008	70%
2007	85%

In the first quarter of 2009, we determined that the 2008 segment profit we achieved for purposes of determining segment profit bonuses was 80% of the target level, which was in excess of the 70% minimum of the target level that the committee had determined would entitle a participant to a prorated reduced target level bonus. Therefore, the committee approved the payment of bonuses for 2008 at a level that approximated 80% of each target level bonus.

As compared to the award of bonuses for 2008, the committee awarded bonuses for 2007 in its discretion upon determining that our 2007 segment profit was approximately 83% of the target level. Such segment profit was less than the pre-approved minimum 85% that would have otherwise entitled the participants to a reduced prorated target level bonus and would have resulted in the payment of bonuses at the threshold level. However, in determining to use its discretion to adjust the amount of bonuses paid for 2007, the committee considered certain factors that prevented us from achieving our 2007 business plan as well as the fact that for 2008 the committee had approved the payment of reduced target level bonuses if we were to achieve segment profit at 70% or higher of the target level but not achieve the target level. For further comparative purposes, in 2006 we achieved segment profit at the target level and we granted segment profit bonuses at that level.

For 2007 and 2008, the actual amount of the segment profit bonus paid to each participant as a percentage of his or her base salary was determined by using a pre-established payment matrix that did not change from year to year. The factors that determined the percentage in the payment matrix that was used to determine the bonus were:

•	the participant’s individual performance rating;

•	the participant’s responsibility and experience level; and

•	the segment profit achieved.

If applicable, the resulting segment profit bonus amount was adjusted in the event of a prorated reduced target level bonus. For each of 2007 and 2008, our chief financial officer determined the performance rating of our employed named executive officers in the first quarter of the following year in consultation with their immediate supervisor.

As a function of the segment profit achieved for each of 2007 and 2008 and the payment matrix, Dr. Fiand received the segment profit bonus set forth next to his name in the non-equity incentive plan compensation column of the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.”

Defined Benefit Plans.  Historically, we offered pension plan benefits to our employees, including our employed named executive officers. However, to reduce our pension liabilities and promote retirement savings through defined contribution plans or as similar a plan as foreign jurisdictions may allow:

•	in 1996, we suspended all future accruals under our domestic pension plan and closed the plan to new participants; and

•	we closed participation in the Bayer Pensionskasse defined benefit pension plan to employees hired by our German operations on or after January 1, 2005.

Mr. Weaver participates in the domestic pension plan. Dr. Fiand participates in the Bayer Pensionskasse and is the only employed named executive officer who participates in a pension plan that continues to accrue benefits on behalf of its participants. The increase or decrease for financial statement reporting purposes in the actuarial present value of accumulated pension benefits under these plans for Dr. Fiand for each of the last three years and for Mr. Weaver for 2009, is disclosed in their change in pension value and nonqualified deferred compensation earnings column (or related footnote) in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers” for the applicable year.

Historically, we offered non-qualified, unfunded, defined benefit supplemental retirement plans to our executive officers to compensate them for certain income restrictions that affected their participation level under our pension plans. Prior to 2007, we terminated these supplemental retirement plans for our domestic employees.

Currently, Dr. Fiand is the only named executive officer that continues to accrue benefits under such a supplemental plan. Dr. Fiand’s supplement defined benefit compensation is provided by the Supplemental Pension Promise and the Individual Pension Promise provided by our German operations. The increase or decrease for financial statement reporting purposes in the actuarial present value of Dr. Fiand’s accumulated benefit under these supplemental plans for each of the last three years is disclosed in his change in pension value and nonqualified deferred compensation earnings column (or related footnote) in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers” for the applicable year.

See “—Summary of Cash and Certain Other Compensation of Executive Officers—Pension Benefits” for descriptions of each of these plans and additional information regarding Dr. Fiand’s and Mr. Weaver’s benefits under them.

Defined Contribution Plans.  To promote retirement savings for our employees, we pay annual contributions to our domestic employees, including one of our employed named executive officers, under our savings plan, which is a 401(k) defined contribution plan. Our annual contributions to this plan consist of three components: matching contributions pursuant to the savings feature of the plan, retirement contributions and transition contributions. We added the retirement and transition contribution features to the plan in 1996 when we terminated future accruals for our domestic employees under our defined benefit pension plan, as discussed above.

As previously disclosed for 2008 and prior years, the same segment profit levels approved by the management development and compensation committee with respect to the Share-in-Performance Plan determined the amount of the matching contribution we made to a participant’s account under our savings plan. Beginning in 2009, the amount (if any) of the matching contribution was determined by our chief executive officer, after consultation with our chief financial officer, on a discretionary basis. In the first quarter of 2010, and based upon the recommendation of our chief financial officer, our chief executive officer approved the payment of a discretionary matching contribution to each participant’s account under our savings plan at 25% of the participant’s contributions for the plan year up to 8% of the participant’s annual eligible compensation as defined in the plan. We considered our financial performance and the desire to motivate the participants to save for their retirement as two factors, without any specific weighting of any factors, in making this discretionary determination. Our management development and compensation committee then received a general report from management on the 2009 matching contribution we paid under our savings plan. If we pay any discretionary matching contributions to the participants in our savings plan for 2010, the matching contributions will be determined on a similar discretionary basis as 2009.

We also annually make:

•	retirement contributions to a participant’s account under the savings plan equal to 4% of the participant’s annual eligible compensation as defined in the plan; and

•	transition contributions for participants actively employed by us on April 1, 1996.

The transition contributions are a function of each participant’s compensation, age and years of service on April 1, 1996. Each participant who receives these annual contributions has a different formula for determining the contribution. The formula for Mr. Weaver is 4.0% of his annual eligible compensation as defined in the plan.

Mr. Weaver received all of these contributions for 2009 under the savings plan, which are included in his all other compensation column in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.”

Equity-Based Compensation.  Prior to 2007, we decided to forego the grant of any equity compensation to our employees, although we continue to grant annual awards of stock to our directors as a portion of their annual retainers, including our chairman of the board and chief executive officer. We also do not have any security ownership requirements or guidelines for our management or directors. We do not currently anticipate any equity-based compensation will be granted in 2010, other than the annual grants of stock to our directors. See “Compensation of Executive Officers and Directors and Other Information—Board Compensation” and the 2009 Grant of Plan-Based Awards under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers” for a discussion of these annual grants and the method by which the amount of such stock awards are determined. The dollar amount of stock awards appearing in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers” represents the value recognized for financial statement reporting purposes of shares of our common stock we granted to Messrs. Harold Simmons and Watson in each of the last three years for their director services.

Perquisites and Other Personal Benefits.  In each of the last three years, we paid certain perquisites or other personal benefits to our named executive officers employed by us. For each of the last three years, we paid annual automobile expenses for Dr. Fiand and life insurance for our domestic named executive officers employed by us. The cost of these perquisites and other personal benefits for each of our employed named executive officers is included in his all other compensation column of the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.”

Compensation of Our Named Executive Officers Employed By Contran

For each of the last three years, we paid Contran a fee for services provided pursuant to our ISA with Contran, which fee was approved by our independent directors after receiving the recommendation of our management development and compensation committee and the concurrence of our chief financial officer. Such services provided under this ISA included the services of our current executive officers employed by Contran, including certain of our named executive officers, and as a result a portion of the aggregate ISA fee we pay to Contran is paid for services provided to us by such named executive officers. Our current executive officers employed by Contran who provide services to us pursuant to our ISA with Contran are as follows:

Name	Position(s) with Kronos Worldwide
Harold C. Simmons	Chairman of the Board
Steven L. Watson	Vice Chairman of the Board and Chief Executive Officer
Robert D. Graham	Executive Vice President and General Counsel
Gregory M. Swalwell	Executive Vice President and Chief Financial Officer
Tim C. Hafer	Vice President and Controller
Kelly D. Luttmer	Vice President and Tax Director
John A. St. Wrba	Vice President and Treasurer

The nature of the duties of each of our named executive officers who are employees of Contran is consistent with the duties normally associated with the officer titles and positions such officer holds with us. Other than Mr. Hafer, each of these persons also serves as an executive officer of Contran.

The charge under this ISA reimburses Contran for its cost of employing the personnel who provide the services by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year. The amount of the fee we paid for each year under this ISA for a person who provided services to us represents, in management’s view, the reasonable equivalent of “compensation” for such services. See “Certain Relationships and Transactions—Intercorporate Services Agreements” for the aggregate amount we paid to Contran in 2009 under this ISA. Under the various ISAs among Contran and its subsidiaries, we share the cost of the employment of our named executive officers employed by Contran with Contran and certain of its other publicly and privately held subsidiaries. For our named executive officers employed by Contran, the portion of the annual charge we paid for each of the last three years to Contran under this ISA attributable to each of their services is set forth in footnote 2 to the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.” Footnote 2 also sets forth the cash fees we paid to each of Messrs. Simmons and Watson for their director services. The amount charged under the ISA and the cash director fees are not dependent upon our financial performance. As discussed further below, the amount charged under the ISA is a function of Contran’s cost of employing or engaging the personnel who provide the services to us (including the services of our named executive officers employed by Contran) by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year.

We believe the cost of the services received under our ISA with Contran, after considering the quality of the services received, is fair to us and is no less favorable to us than we could otherwise obtain from an unrelated third party for comparable services, based solely on our collective business judgment and experience without performing any independent market research.

In the early part of each year, Contran’s senior management, including certain of our named executive officers, estimates the percentage of time that each Contran employee, including certain of our named executive officers, is expected to devote in the upcoming year to Contran and its subsidiaries, including us. Contran’s senior management then allocates Contran’s cost of employing each of its employees among Contran and its various subsidiaries based on such estimated percentages. Contran’s aggregate cost of employing each of its employees comprises:

•	the annualized base salary of such employee at the beginning of the year;

•

an estimate of the bonus Contran will pay or accrue for such employee (other than bonuses for specific matters) for the year, using as a reasonable approximation for such bonus the actual bonus that Contran paid or accrued for such employee in the prior year; and

•

Contran’s portion of the social security and medicare taxes on such base salary and an estimated overhead factor (17% for 2009 as compared to 17% for 2008 and 19% for 2007) applied to the base salary for the cost of medical and life insurance benefits, unemployment taxes, disability insurance, defined benefit and defined contribution plan benefits, professional education and licensing and costs of providing an office, equipment and supplies related to providing such services.

The overhead factor declined in 2008 as compared to 2007 as a result of Contran achieving additional economies of scale and being able to spread the fixed costs included in determining the overhead factor over a greater number of employees providing services under various ISAs. Contran’s senior management subsequently made such adjustments to the details of the proposed ISA charge as they deemed necessary for accuracy, overall reasonableness and fairness to us.

In the first quarter of each year, the proposed charge for that year under our ISA with Contran was presented to our management development and compensation committee, and the committee considered whether to recommend that our board of directors approve the ISA charge. Among other things during such presentation, the committee was informed of:

•	the quality of the services Contran provides to us, including the quality of the services certain of our executive officers provide to us;

•	the $1.0 million charge to us for the services of Harold C. Simmons as our chairman of the board;

•	the comparison of the ISA charge and number of full-time equivalent employees reflected in the charge by department for the prior year and proposed for the current year;

•

the comparison of the prior year and proposed current year charges by department and in total and such amounts as a percentage of Contran’s similarly calculated costs for its departments and in total for those years;

•	the comparison of the prior year and proposed current year average hourly rate; and

•	the concurrence of our chief financial officer as to the reasonableness of the proposed charge.

In determining whether to recommend that the board of directors approve the proposed ISA fee, the management development and compensation committee considers the three elements of Contran’s cost of employing the personnel who provide services to us, including the cost of employing certain of our named executive officers, in the aggregate and not individually. After considering the information contained in such presentations, and following further discussion and review, our management development and compensation committee recommended that our board of directors approve the proposed ISA fee after concluding that:

•

the cost to employ the additional personnel necessary to provide the quality of the services provided by Contran would exceed the proposed aggregate fee to be charged by Contran to us under our ISA with Contran; and

•	the cost for such services would be no less favorable than could otherwise be obtained from an unrelated third party for comparable services.

In reaching its recommendation, our management development and compensation committee did not review:

•

any ISA charge from Contran to any other publicly-held parent or sister company, although such charge was separately reviewed by the management development and compensation committee of the applicable company; and

•	the compensation policies of Contran or the amount of time our named executive officers employed by Contran are expected to devote to us because:

•	each of our named executive officers employed by Contran provides services to many companies related to Contran, including Contran itself;

•	the fee we pay to Contran under our ISA with Contran each year does not represent all of Contran’s cost of employing each of such named executive officers;

•	Contran and these other companies related to Contran absorb the remaining amount of Contran’s cost of employing each of such named executive officers; and

•

the members of our management development and compensation committee consider the other factors discussed above in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

Based on the recommendation of our management development and compensation committee as well as the concurrence of our chief financial officer, our independent directors approved the proposed annual ISA charge effective January 1, 2009, with our other directors abstaining.

For financial reporting and income tax purposes, the ISA fee is expensed as incurred on a quarterly basis. Contran has implemented a limit of $1.0 million on any individual’s charge to a publicly-held company in order to enhance the deductibility by the company of the charge for tax purposes under Section 162(m) of the Internal Revenue Code of 1986, if such section were to be deemed applicable. Section 162(m) generally disallows a tax deduction to publicly-held companies for non-performance based compensation over $1.0 million paid to the company’s chief executive officer and four other most highly compensated executive officers. Because of this policy, the portion of the aggregate ISA fee we paid to Contran in each of the last three years that is attributable to the services of Harold C. Simmons has been limited to such $1.0 million amount.

Deductibility of Compensation.  It is our general policy to structure the performance-based portion of the compensation of our executive officers, if any, in a manner that enhances our ability to deduct fully such compensation under Section 162(m) of the Internal Revenue Code.

Compensation Committee Report.  The management development and compensation committee has reviewed with management the Compensation Discussion and Analysis above. Based on the committee’s review and a discussion with management, the committee recommended to the board of directors that our compensation discussion and analysis be included in this prospectus.

The following individuals, in the capacities indicated, hereby submit the foregoing report.

R. Gerald Turner	Keith R. Coogan	George E. Poston
Chairman of our Management Development and Compensation Committee	Member of our Management Development and Compensation Committee	Member of our Management Development and Compensation Committee

Summary of Cash and Certain Other Compensation of Executive Officers

The 2009 Summary Compensation Table below provides information concerning compensation we and our subsidiaries paid or accrued for services rendered during the last three years by our chief executive officer, chief financial officer and each of the three other most highly compensated individuals (in certain instances, based on ISA charges to us) who were our executive officers at December 31, 2009. Messrs. Harold C. Simmons, Steven L. Watson and Gregory M. Swalwell were employees of Contran for the last three years and provided their services to us and our subsidiaries pursuant to our ISA with Contran. For a discussion of this ISA, see “Certain Relationships and Related transactions—Intercorporate Services Agreements.”

2009 SUMMARY COMPENSATION TABLE (1)

Name and Principal Position	Year	Salary		Bonus		Stock Awards		Non-Equity Incentive Plan Compensation		Change in Pension Value and Nonqualified Deferred Compensation Earnings		All Other Compensation		Total
Harold C. Simmons	2009	$1,023,000	(2)	$0		$11,880	(3)	$0		$0		$0		$1,034,880
Chairman of the Board	2008	1,022,000	(2)	0		11,985	(3)	0		0		0		1,033,985
	2007	1,022,000	(2)	0		15,120	(3)	0		0		0		1,037,120

Steven L. Watson	2009	693,000	(2)	0		11,880	(3)	0		0		0		704,880
Vice Chairman of the Board and Chief Executive Officer	2008	611,900	(2)	0		11,985	(3)	0		0		0		623,885
	2007	513,800	(2)	0		15,120	(3)	0		0		0		528,920

Douglas C. Weaver (4)	2009	257,625		150,000	(5)	0		0		35,632	(6)	29,392	(7)	472,649
Chairman of the Executive Management Committee

Ulfert Fiand (8)	2009	310,664		139,310	(5)	0		0		24,069	(10)	14,318	(11)	488,361
Vice Chairman of the Executive Management Committee and Chief Technology Officer	2008	320,999		0		0		158,225	(9)	10,181	(10)	14,918	(11)	504,323
	2007	287,679		0		0		162,809	(9)	0		12,241	(11)	462,729

Gregory M. Swalwell	2009	272,400	(2)	0		0		0		0		0		272,400
Executive Vice President and Chief Financial Officer	2008	272,400	(2)	0		0		0		0		0		272,400
	2007	218,800	(2)	0		0		0		0		0		218,800

(1)	Certain non-applicable columns have been omitted from this table.

(2)

The amounts shown in the 2009 Summary Compensation Table as salary for each of these named executive officers include the portion of the fees we paid to Contran pursuant to our ISA with Contran with respect to the services such officer rendered to us and our subsidiaries. The ISA charges disclosed for Contran employees who perform executive officer services to us and our subsidiaries are based on various factors described in “—Compensation Discussion and Analysis,” including without limitation the estimated percentage of time such individual were expected to devote to us and our subsidiaries. Our management development and compensation committee considers the factors described in “—Compensation Discussion and Analysis” in determining whether to recommend that the board of directors approve the aggregate proposed ISA fee with Contran. The amount shown in the table as salary for Messrs. Simmons and Watson also includes director cash compensation we paid to each of them for each of the last three years. The components of salary shown in the 2009 Summary Compensation Table for each of these named executive officers are as follows:

	2007		2008		2009
Harold C. Simmons
Contran ISA Fee	$1,000,000		$1,000,000		$1,000,000
Director Fees Earned or Paid in Cash	22,000		22,000		23,000

	$1,022,000		$1,022,000		$1,023,000

Steven L. Watson
Contran ISA Fee	$490,800	(a)	$588,900	(a)	$670,000	(a)
Director Fees Earned or Paid in Cash	23,000		23,000		23,000

	$513,800		$611,900		$693,000

Gregory M. Swalwell
Contran ISA Fee	$218,800	(a)	$272,400	(a)	$272,400	(a)

(a)	Includes amounts allocated to KII under the ISA between us and Contran.

(3)	Stock awards to these named executive officers in the last three years consisted of shares of our common stock we granted to Messrs. Simmons and Watson for their director services. See the 2009 Grants of Plan-Based Awards Table below for more details regarding the 2009 grants. The 2008 and 2007 grants consisted of the following:

Shares of our Common Stock	Date of Grant	Closing Price on Date of Grant	Grant Date Value of Shares of our Common Stock
500	May 15, 2008	$23.97	$11,985
500	May 17, 2007	$30.24	$15,120

These stock awards were valued at the closing price of a share of our common stock on the date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(4)	2009 was Mr. Weaver’s first year as a named executive officer.

(5)	Represents a discretionary incentive bonus we paid to this named executive officer for 2009. See our discussion of the discretionary bonuses in “—Compensation Discussion and Analysis.”

(6)	Represents the change from December 31, 2008 to December 31, 2009 in the actuarial present value of Mr. Weaver’s accumulated benefit under our domestic pension plan. Mr. Weaver’s pension benefits consist of a guaranteed annuity that he earned prior to 1987 and pension benefits earned subsequently. Based on his age, he is currently eligible to retire and receive his benefits under the plan without reducing his benefits for age, but under the terms of the plan he cannot start to receive his benefits until he actually retires. For purposes of calculating the change in the present value of his accumulated benefit under this plan from one year to the next, we assumed the following (actual benefits will be based on actual future facts and circumstances):

•	his retirement at December 31, 2008 and 2009, respectively, since at both dates he was eligible to retire without reducing his benefits;

•	the commencement of the payments of his benefits under this plan at December 31, 2008 and 2009, respectively, since he is eligible to retire without reducing his benefits;

•	the choice of a single life annuity as the method to receive payments under the plan commencing at December 31, 2008 and 2009, respectively;

•	the choice of a life lump sum payment for his accrued pension benefits he earned from age 65 to December 31, 2008 and 2009, respectively, plus interest;

•	payments continuing for his life expectancy derived from a mortality table; and

•

discount rates for present value calculations at December 31, 2008 and 2009 of 6.1% and 5.7%, respectively, which rates are the same rates we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under this plan.

(7)	As shown below, all other compensation for Mr. Weaver consisted of the following payments for his benefit:

•	matching contributions pursuant to the savings feature of our savings plan;

•	retirement contributions pursuant to our savings plan;

•	transition payments paid pursuant to our savings plan; and

•	life insurance premiums.

Named Executive Officer	Year	Savings Plan Match	Savings Plan Retirement Contributions	Savings Plan Transition Contributions	Life Insurance Premiums (a)	Total
Douglas C. Weaver	2009	$4,900	$9,800	$9,800	$4,892	$29,392

(a)	Under the terms of the life insurance policy provided by these premiums, Mr. Weaver was entitled to a cash surrender value of approximately $42,004 at December 31, 2009.

See the discussion of our savings plan contributions in “—Compensation Discussion and Analysis.”

(8)	Dr. Fiand receives his cash compensation in euros. We report these amounts in the 2009 Summary Compensation Table above in U.S. dollars based on an average exchange rate of $1.3931, $1.4829 and $1.3647 per €1.00 for 2009, 2008 and 2007, respectively.

(9)	Represents amounts we granted and awarded for services provided in the reported year pursuant to our Share-in-Performance Plan. See our discussion of the segment profit bonuses in “—Compensation Discussion and Analysis.”

(10)	These amounts represent the following changes in the actuarial present value of Dr. Fiand’s accumulated benefit under the following plans for financial statement reporting purposes:

Year	Bayer Pensionskasse (a)	Supplemental Pension Promise (b)	Individual Pension Promise (c)	Total
2009	$1,511	$21,613	$945	$24,069
2008	12,167	3,499	(5,485)	10,181
2007	(4,029)	(8,891)	(10,192)	(23,112)

(a)	A defined benefit pension plan for employees of our German operations.

(b)	A non-qualified, unfunded defined benefit supplemental retirement plan for employees of our German operations that supplements their pension benefits.

(c)	A non-qualified, unfunded defined benefit supplemental retirement plan for certain highly compensated employees of our German operations that also supplements their pension benefits.

For purposes of calculating these changes in the present value of his accumulated benefits, we assumed the following (actual benefits will be based on actual future facts and circumstances):

•	his credited service and eligible earnings as of the measurement date for each fiscal year we used for financial statement reporting purposes for these plans would not change;

•	his retirement at December 31, 2008 and 2009, respectively, since he is eligible to retire without reducing his benefits;

•	the commencement of the payments of his benefits under these plans at December 31, 2008 and 2009, respectively, since he is eligible to retire without reducing his benefits;

•	payments continuing for his life expectancy derived from a mortality table; and

•

discount rates for present value calculations at December 31, 2007, 2008 and 2009 of 5.5%, 5.8% and 5.5%, respectively, which rates are the same rates we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under these plans.

Pursuant to SEC rules, we do not report any aggregate negative changes in this column, but instead disclose the negative change in this footnote. For more details regarding these pension plan benefits, see “—Pension Benefits.”

(11)	Represents an annual car allowance we pay for the benefit of Dr. Fiand.

2009 Grants of Plan-Based Awards. The following table sets forth details of the stock awards we granted to certain of our named executive officers in 2009 for their services as directors. Other than such stock awards, and as already discussed, we did not pay any plan-based incentive compensation in 2009. Messrs. Fiand, Weaver and Swalwell were not eligible to receive any of our plan-based awards in 2009.

2009 GRANTS OF PLAN-BASED AWARDS (1)

Name	Grant Date	Date of Approval		All Other Stock Awards: Number of Shares of Stock or Units (#) (2)		Grant Date Fair Value of Stock and Option Awards (2)

Harold C. Simmons	05/14/09	01/01/04	(2)	1,500	(2)	$11,880	(2)

Steven L. Watson	05/14/09	01/01/04	(2)	1,500	(2)	11,880	(2)

(1)	Certain non-applicable columns have been omitted from this table.

(2)	As preapproved in 2004 by our management development and compensation committee, on the day of each of our annual stockholder meetings each of our directors elected on that day receives a grant of shares of our common stock under our 2003 Long-Term Incentive Plan as determined by the following formula based on the closing price of a share of the common stock on the date of such meeting.

Range of Closing Price Per Share on the Date of Grant	Shares of Common Stock to Be Granted
Under $5.00	2,000
$5.00 to $9.99	1,500
$10.00 to $20.00	1,000
Over $20.00	500

These shares are fully vested and tradable immediately on the date of grant, other than restrictions under applicable securities laws. For the purposes of this table and financial statement reporting, these stock awards were valued at the $7.92 closing price per share of our common stock on their date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

Outstanding Equity Awards at December 31, 2009.  We have never granted any stock options to purchase shares of our common stock. The following table provides information with respect to the outstanding stock options to purchase shares of NL common stock held by our named executive officers as of December 31, 2009 that were granted for services they provided to us when we were a wholly owned subsidiary of NL. Mr. Weaver and Dr. Fiand were the only named executive officers that held such stock options at December 31, 2009.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009 (1)

	Option Awards
	Number of Shares Underlying Unexercised Options at December 31, 2009 (#)			Option Exercise Price	Option Expiration Date
Name	Exercisable		Unexercisable
Douglas C. Weaver	4,000	(2)	0	$11.485	02/07/11
Ulfert Fiand	1,200	(2)	0	11.485	02/07/11

(1)	Certain non-applicable columns have been omitted from this table.

(2)	These stock options vested at a rate of 40% on the second anniversary of the date of grant of the stock option and 20% on each of the next three anniversary dates of the date of grant, which date of grant was the tenth anniversary prior to the expiration date of the stock option.

Option Exercises and Stock Vested.  During 2009, no named executive officer held any stock awards that had not vested. For stock awards granted to Messrs. Harold Simmons and Watson in 2009 that had no vesting restrictions, see the 2009 Grants of Plan-Based Awards Table above. During 2009, the only named executive officer to exercise stock options was Douglas C. Weaver. The value he realized upon the exercise of his stock option to purchase NL common stock in 2009 is set forth below.

2009 OPTION EXERCISES AND STOCK VESTED (1)

	Option Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise
Douglas C. Weaver	3,000	(2)	$16,395	(2)

(1)	Certain non-applicable columns have been omitted from this table.

(2)	NL granted this stock option to Mr. Weaver when we were a wholly owned subsidiary of NL. This stock option was exercisable for NL common stock. The value realized for this exercise is based on the difference between the closing sale price per share of the underlying NL common stock on the day of the exercise and the exercise price per share.

Pension Benefits. Dr.  Fiand and Mr. Weaver are the only named executive officers who are eligible for pension benefits for which we are obligated to pay. The following table sets forth, among other things, information regarding the actuarial present value of their accumulated pension benefits as of December 31, 2009.

2009 PENSION BENEFITS (1)

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit
Douglas C. Weaver	Retirement Program of NL Industries, Inc.	22	$417,200 (2)

Ulfert Fiand	Bayer Pensionskasse	22	$163,900 (3)
	Supplemental Pension Promise	22	332,300 (3)
	Individual Pension Promise	22	102,600 (3)

			$598,800 (3)

(1)	Certain non-applicable columns have been omitted from this table.

(2)	We froze the credited service of all participants under this pension plan, including Mr. Weaver, in 1996. For purposes of calculating the present value of Mr. Weaver’s accumulated benefit, we assumed the following (actual benefits will be based on future facts and circumstances):

•	his retirement at December 31, 2009, since he is eligible to retire without reducing his benefits at such date;

•	the commencement of the payments of his benefits under these plans at December 31, 2009, since he is eligible to retire without reducing his benefits;

•	the choice of a single life annuity as the method to receive payments under the plan commencing at December 31, 2009;

•	the choice of a life lump sum payment for his accrued pension benefits he earned from age 65 to December 31, 2009, plus interest;

•	payments continuing for his life expectancy derived from a mortality table; and

•

a discount rate for the present value calculation at December 31, 2009 of 5.7%, which rate is the same rate we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under this plan.

(3)	Dr. Fiand will receive his pension and supplemental pension benefits in euros. We report these amounts in the table above in U.S. dollars based on an average exchange rate for 2009 of $1.3931 per €1.00. For purposes of calculating the present values of his accumulated benefits, we assumed the following (actual benefits will be based on future facts and circumstances):

•	his credited service and eligible earnings as of December 31, 2009 (the last measurement date used for financial statement reporting purposes for these plans) would not change;

•	his retirement at December 31, 2009 since he is eligible to retire without reducing his benefits;

•	the commencement of the payments of his benefits under these plans at December 31, 2009 since he is eligible to retire without reducing his benefits;

•	payments continuing for his life expectancy derived from a mortality table; and

•

a discount rate for the present value calculation at December 31, 2009 of 5.5%, which rate is the same rate we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under these plans.

Bayer Pensionskasse, Supplemental Pension Promise and Individual Pension Promise.  Employees of our German operations who have been employed since prior to January 1, 2005 are covered by the Bayer Pensionskasse. Each employee contributes 2% of eligible earnings excluding bonus, up to the social security contribution ceiling (currently €66,000) and the Bayer Pensionskasse provides an annual benefit of 44% of such employee’s accumulated contributions (with a minimum benefit of approximately €13 per month). The purpose of this plan is to provide funded, tax-qualified benefits up to the German social security contribution ceiling.

The Supplemental Pension Promise also covers all employees of the German operations who have completed ten years of service. Our German operations accrue 11.25% of the participants’ eligible annual earnings excluding bonus in excess of the social security contribution ceiling, up to a maximum of €115,800. The Supplemental Pension Promise provides an annual retirement benefit of 20% of all accruals made by our German operations. The purpose of this plan is to provide participants with a benefit in excess of what would be provided under the Bayer Pensionskasse due to the German social security contribution ceiling.

The Individual Pension Promise covers each of the sixteen department heads of our German operations. The Individual Pension Promise provides an annual retirement benefit of €6,135 to the sixteen department heads. The purpose of this plan is to provide certain of our more highly compensated German employees with a benefit in excess of what would be provided under the Bayer Pensionskasse and the Supplemental Pension Promise due to the combined ceiling of €115,800 of those plans.

Dr. Fiand is eligible to receive a pension through the Bayer Pensionskasse, the Supplemental Pension Promise and the Individual Pension Promise. Benefits for each of these plans are payable upon retirement and the attainment of ages specified in the plans. In each case under these three plans, he is currently eligible to retire and receive unreduced benefits since he is already 60 years old.

Domestic Defined Benefit Pension Plan.  In 1996, we suspended all future accruals under our domestic defined benefit pension plan and closed the plan to new participants. The pension benefits are payable upon retirement and attainment of ages specified in the plan. Normal retirement is 65 years of age with five years of participation in the plan. However, participants can retire at age 62 with 30 years of service with unreduced benefits. After retirement, married participants, unless they choose otherwise with the consent of their spouse, receive a qualified joint and survivor annuity in exchange for a reduced benefit payout to the participant (as compared to the straight life annuity option). The purpose of this plan was to provide funded, tax-qualified benefits up to specified statutory limits on compensation and benefits. Generally, a participant’s years of credited service under the plan equals the years he or she has worked for us. However, in certain instances, we adjusted such years of credited service on an ad hoc basis. Mr. Weaver is the only named executive officer who participates in this plan. He currently is eligible to retire and receive unreduced benefits under this plan (without any deviation from his actual service).

Nonqualified Deferred Compensation.  We do not owe any nonqualified deferred compensation to our named executive officers.

Compensation Policies and Practices As They Relate to Risk Management.  We believe that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. In reaching this conclusion, we considered the following:

•

other than stock grants to our directors, we do not grant equity awards to our employees, officers or other persons who provide services to us under our ISA with Contran, which mitigates taking excessive or inappropriate risk for short-term gain that might be rewarded by equity compensation;

•

certain of our employees, including our executive officers employed by us, are eligible to receive incentive bonus payments determined on a discretionary basis that do not guarantee an employee a particular level of bonus based on the achievement of a specified performance or financial target, which also mitigates taking excessive or inappropriate risk for short-term gain;

•

our officers and other persons who provide services to us under our ISA with Contran do not receive compensation from us directly and are employed by Contran, one of our parent corporations, which aligns such officers and persons with the long-term interests of our stockholders;

•	since we are a controlled company, as previously discussed, management has a strong incentive to understand and perform in the long-term interests of our stockholders; and

•

our experience is that our employees are appropriately motivated by our compensation policies and practices to achieve profits and other business objectives in compliance with our oversight of material short and long-term risks.

For a discussion of our compensation policies and practices for our executive officers, see “—Compensation Discussion and Analysis.”

Board Compensation

Our directors are entitled to receive compensation for their services as directors. Our directors receive an annual retainer of $20,000, paid in quarterly installments, plus a fee of $1,000 per day for attendance at meetings of the board of directors or its committees and at a daily rate ($125 per hour) for other services rendered on behalf of our board of directors or its committees. In addition to the annual retainers for service on the board of directors, the chairman of our audit committee and any member of our audit committee whom the board identified as an “audit committee financial expert” for purposes of the annual prospectus receive an annual retainer of $20,000, paid in quarterly installments (provided that if one person serves in both capacities only one such retainer is paid), and other members of our audit committee receive an annual retainer of $10,000, paid in quarterly installments, for their service on the audit committee. Members of our management development and compensation committee also receive an annual retainer of $2,000, paid in quarterly installments, for their service on that committee. If a director dies while serving on our board of directors, his designated beneficiary or estate will be entitled to receive a death benefit equal to the annual retainer then in effect. We reimburse our directors for reasonable expenses incurred in attending meetings and in the performance of other services rendered on behalf of our board of directors or its committees.

On the day of each annual meeting of stockholders, each director is expected to receive a grant of shares of our common stock as determined by the following formula based on the closing price of a share of our common stock on the date of such meeting.

Range of Closing Price Per Share on the Date of Grant	Shares of Common Stock to Be Granted
Under $5.00	2,000
$5.00 to $9.99	1,500
$10.00 to $20.00	1,000
Over $20.00	500

The following table provides information with respect to compensation our directors earned or received for their 2009 director services provided to us.

2009 DIRECTOR COMPENSATION (1)

Name	Fees Earned or Paid in Cash (2)	Stock Awards (3)	Total
Keith R. Coogan	$39,000	$11,880	$50,880
Cecil H. Moore, Jr.	47,000	11,880	58,880
George E. Poston	39,000	11,880	50,880
Glenn R. Simmons	23,000	11,880	34,880
R. Gerald Turner	39,000	11,880	50,880

(1)	Certain non-applicable columns have been omitted from this table. See footnotes 2 and 3 to the 2009 Summary Compensation Table and 2009 Grants of Plan-Based Awards Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers” for compensation Harold C. Simmons and Steven L. Watson earned or received from us for director services.

(2)	Represents retainers and meeting fees the director received or earned for director services he provided to us in 2009.

(3)	Represents the value of 1,500 shares of our common stock we granted to each of these directors. For the purposes of this table and financial statement reporting, these stock awards were valued at the closing price per share of such shares on their date of grant, which closing price and date of grant were $7.92 and May 14, 2009, respectively.

PRINCIPAL STOCKHOLDERS AND OWNERSHIP OF MANAGEMENT

Ownership of Our Common Stock

The following table and footnotes set forth as of October 15, 2010 the beneficial ownership, as defined by regulations of the SEC, of our common stock held and, as adjusted to reflect the sale of common stock in this offering, by each person or group of persons known to us to own beneficially more than 5% of our outstanding shares of common stock, each named executive officer and all current directors and executive officers as a group. See footnote 4 below for information concerning individuals and entities that may be deemed to own indirectly and beneficially those shares of our common stock that NL or Valhi directly hold. All information is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons.

	Shares Beneficially Owned Prior to this Offering (1)(2)			Percent of Class Owned After this Offering (1)
Name of Beneficial Owner	Number		Percent of Class	Before Exercise of Over- Allotment Option	After Exercise of Over- Allotment Option
Harold C. Simmons (3)	258,720	(4)	*	*	*
Valhi, Inc. (3)	28,995,021	(4)	59.2%	51.1%	50.0%
NL Industries, Inc (3)	17,609,635	(4)	36.0%	31.0%	30.4%
TIMET Finance Management Company (3)	86,667	(4)	*	*	*
Contran Corporation (3)	2,686	(4)	*	*	*
Annette C. Simmons (3)	54,856	(4)	*	*	*

	47,007,585		96.0%	82.8%	81.1%
Keith R. Coogan	4,500		*	*	*
Cecil H. Moore, Jr.	5,012	(4)	*	*	*
George E. Poston	6,000		*	*	*
Glenn R. Simmons	6,881	(4)	*	*	*
R. Gerald Turner	5,655		*	*	*
Steven L. Watson	13,133	(4)	*	*	*
Douglas C. Weaver	0		0	0	0
Ulfert Fiand	0		0	0	0
Gregory M. Swalwell	0		0	0	0
All our directors and executive officers as a group (16 persons)	47,051,955	(4)	96.1%	82.9%	81.2%

*	Less than 1%.

(1)	Except as otherwise noted, the listed entities, individuals or group have sole investment power and sole voting power as to all shares set forth opposite their names.

(2)	The percentages are based on 48,977,549 shares of our common stock outstanding as of October 15, 2010.

(3)	The business address of Valhi, NL, Contran and Harold C. and Annette C. Simmons is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business address of TIMET Finance Management Company, or TIMET Finance (a wholly owned subsidiary of TIMET), is 1007 Orange Street, Suite 1400, Wilmington, Delaware 19801.

(4)	Valhi and TIMET Finance are the direct holders of approximately 83.0% and 0.5%, respectively, of the outstanding shares of NL common stock, respectively. TIMET is the direct holder of 100% of the outstanding shares of TIMET Finance common stock.

Valhi Holding Company, one of our parent corporations, or VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, NL, Valhi, Contran, the Harold Simmons Foundation, Inc., a tax-exempt foundation organized for charitable purposes, or the Foundation, and The Annette Simmons Grandchildren’s Trust, or the Grandchildren’s Trust, are the holders of approximately 24.9%, 11.1%, 8.6%, 4.1%, 0.8%, 0.5%, 0.4%, less than 0.1% and less than 0.1%, respectively, of the outstanding shares of TIMET common stock. NL’s percentage ownership of TIMET common stock includes approximately 0.3% directly held by a wholly owned subsidiary of NL.

VHC, TIMET Finance, the Foundation, the Contran Amended and Restated Deferred Compensation Trust, an irrevocable “rabbi trust” established by Contran to assist it in meeting certain deferred compensation obligations that it owes to Harold C. Simmons, or the CDCT, Harold C. Simmons, Annette C. Simmons, the CMRT, the Grandchildren’s Trust and Contran are the direct holders of approximately 92.3%, 1.3%, 0.9%, 0.3%, 0.3%, 0.2%, 0.1%, less than 0.1% and less than 0.1%, respectively, of the outstanding shares of common stock of Valhi. Dixie Rice Agricultural Corporation, Inc., or Dixie Rice, one of our parent corporations, is the direct holder of 100% of the outstanding shares of common stock of VHC. Contran is the beneficial holder of 100% of the outstanding shares of common stock of Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of these trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by these trusts. Mr. Simmons, however, disclaims beneficial ownership of any Contran shares these trusts hold.

The Foundation directly holds less than 0.1% of the outstanding shares of TIMET common stock and approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

The CDCT directly holds approximately 0.3% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT. Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

The CMRT directly holds approximately 8.6% of the outstanding shares of TIMET common stock and approximately 0.1% of the outstanding shares of Valhi common stock. Contran sponsors this trust to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related entities adopt. Harold C. Simmons is the sole trustee of this trust and a member of the investment committee for this trust. Contran selects the trustee and members of this trust’s investment committee. Certain of our executive officers and Glenn R. Simmons are participants in one or more of the employee defined benefit plans that invest through this trust. Each of such persons disclaims beneficial ownership of any of the shares this trust holds, except to the extent of his or her individual vested beneficial interest, if any, in the plan assets this trust holds.

Harold C. Simmons is the chairman of the board of each of us, TIMET, Valhi, VHC, Dixie Rice and Contran and chairman of the board and chief executive officer of NL.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT or the CMRT. Mr. Simmons disclaims beneficial ownership of all shares of our common stock beneficially owned, directly or indirectly, by Valhi, NL, TIMET Finance or Contran.

All of our directors or executive officers who are also directors or executive officers of Valhi, NL, TIMET Finance, Contran or their parent companies disclaim beneficial ownership of the shares of our common stock that such companies directly or indirectly hold.

Annette C. Simmons is the wife of Harold C. Simmons. She is the direct owner of 54,856 shares of our common stock, 292,225 shares of NL common stock, 20,261,875 shares of TIMET common stock and 203,065 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

The Grandchildren’s Trust, a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons, is the direct holder of 15,432 shares of TIMET common stock and 31,800 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares this trust directly holds. Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.

Harold C. Simmons is the direct owner of 258,720 shares of our common stock, 1,000,200 shares of NL common stock, 7,442,787 shares of TIMET common stock and 343,183 shares of Valhi common stock.

NL and one of its subsidiaries directly hold 3,604,790 and 1,186,200 shares of Valhi common stock, respectively. Since NL is a majority owned subsidiary of Valhi and pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and its subsidiary hold as treasury stock for voting purposes. For the purposes of calculating the percentage ownership of the outstanding shares of Valhi common stock as of October 15, 2010, such shares are not deemed outstanding.

Contran is the sole owner of Valhi’s 6% series A preferred stock and a trust related to Harold C. Simmons is the sole owner of VHC’s 2% convertible preferred stock. Messrs. Harold and Glenn Simmons and Watson each hold of record one director qualifying share of Dixie Rice.

NL has pledged 1,747,172 shares of our common stock as security. VHC has pledged 8,577,160 shares of Valhi common stock as security and 12,878,081 shares of TIMET common stock as security.

Shares owned by Contran or its related entities or their executive officers or directors may be held in margin accounts at brokerage firms. Under the terms of the margin account agreements, stocks and other assets held in these accounts may be pledged to secure margin obligations under these accounts. Annette C. Simmons holds all of her 292,225 shares of NL common stock and 203,065 shares of Valhi common stock in a margin account at a brokerage firm. The Annette Simmons Grandchildren’s Trust holds all of its 15,432 shares of TIMET common stock and 31,800 shares of Valhi common stock in a margin account at a brokerage firm.

The business address of Contran, the CMRT, the Foundation, NL, TIMET and VHC is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542.

We understand that Contran and related entities may consider acquiring or disposing of shares of our common stock through open market or privately negotiated transactions, depending upon future developments, including, but not limited to, the availability and alternative uses of funds, the performance of our common stock in the market, an assessment of our business and prospects, financial and stock market conditions and other factors deemed relevant by such entities. We may similarly consider acquisitions of shares of our common stock and acquisitions or dispositions of securities issued by related entities.

Ownership of NL and Valhi Common Stock

Our directors and executive officers own equity securities of certain companies related to us. The following table and footnotes set forth the beneficial ownership, as of October 15, 2010, of the shares of NL and Valhi common stock held by each of our directors, each named executive officer and all of our current directors and executive officers as a group. All information is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons.

	NL Common Stock			Valhi Common Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)(2)	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)(3)
Harold C. Simmons	1,002,200	(4)	2.1%	343,183	(4)	*
Valhi, Inc.	40,387,531	(4)	83.0%	n/a		n/a
TIMET Finance Management Company	222,100	(4)	*	1,436,428	(4)	1.3%
Valhi Holding Company	0	(4)	0	104,813,316	(4)	92.3%
Contran Corporation	0	(4)	0	381,847	(4)(5)	*
Harold Simmons Foundation, Inc.	0	(4)	0	1,006,500	(4)	*
The Combined Master Retirement Trust	0	(4)	0	115,000	(4)	*
Annette C. Simmons	292,225	(4)	*	203,065	(4)	*
Annette Simmons Grandchildren’s Trust	0	(4)	0	31,800	(4)	*

	41,904,056		86.2%	108,331,139		95.3%
Keith R. Coogan	0		0	0		0
Cecil H. Moore, Jr.	6,500		*	0		0
George E. Poston	0		0	0		0
Glenn R. Simmons	4,500	(4)	*	30,078	(4)(6)	*
R. Gerald Turner	1,035		*	2,030		*
Steven L. Watson	14,500	(4)	*	28,246	(4)	*
Ulfert Fiand	1,200	(7)	*	0		0
Douglas C. Weaver	4,000	(7)	*	0		0
Gregory M. Swalwell	0		0	1,166		*
All our directors and executive officers as a group (16 persons)	41,937,391	(4)(7)	86.2%	108,392,659	(4)(5)(6)	95.4%

*	Less than 1%.

(1)	Except as otherwise noted, the listed entities, individuals or group have sole investment power and sole voting power as to all shares set forth opposite their names. The number of shares and percentage of ownership for each individual or group assumes the exercise by such individual or group (exclusive of others) of stock options that such individual or group may exercise within 60 days subsequent to the record date.

(2)	The percentages are based on 48,630,934 shares of NL common stock outstanding as of October 15, 2010.

(3)	The percentages are based on 113,607,955 shares of Valhi common stock outstanding as of October 15, 2010. For purposes of calculating the outstanding shares of Valhi common stock as of the record date, 3,604,790 and 1,186,200 shares of Valhi common stock held by NL and a wholly owned subsidiary of NL, respectively, are treated as treasury stock for voting purposes and for purposes of this statement are excluded from the amount of Valhi common stock outstanding.

(4)	See footnote 4 to the table above under “Ownership of our Common Stock” for a description of certain relationships among the individuals, entities or groups appearing in this table. All our directors or executive officers who are also directors or executive officers of Contran, the Foundation, TIMET Finance, Valhi, VHC or their parent companies disclaim beneficial ownership of the shares of NL or Valhi common stock that such entities directly or indirectly own.

Other than the securities he holds directly, Harold C. Simmons disclaims beneficial ownership of any and all securities that his wife, Annette C. Simmons, directly or indirectly owns.

See footnote 4 to the table under “Ownership of our Common Stock” for additional disclosure regarding pledged shares and shares held in margin accounts.

(5)	Includes 366,847 shares of Valhi common stock that the CDCT holds directly. Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

(6)	The shares of Valhi common stock shown as beneficially owned by Glenn R. Simmons include 1,500 shares his wife holds and 1,100 shares she holds in her retirement account, with respect to all of which shares he disclaims beneficial ownership.

(7)	The shares of NL common stock shown as beneficially owned by such person or group include the following number of shares such person or group has the right to acquire upon the exercise of stock options that such person or group may exercise within 60 days subsequent to October 15, 2010:

Name of Beneficial Owner	Shares of NL Common Stock Issuable Upon the Exercise of Stock Options
Ulfert Fiand	1,200
Douglas C. Weaver	4,000
All our directors and executive officers as a group (16 persons)	6,800

These stock options expire on February 7, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

As set forth in our code of business conduct and ethics, from time to time, we engage in transactions with affiliated companies. In addition, certain of our executive officers and directors serve as executive officers and directors of affiliated companies. With respect to transactions between or involving us and one or more of our affiliates, it is not a violation of the code if the transaction, in our opinion, is no less favorable to us than could be obtained from unrelated parties, or the transaction, in the absence of stockholder ratification or approval by our independent directors, is fair to all companies involved. Furthermore, the code provides that:

•	directors and officers owe a duty to us to advance our legitimate interests when the opportunity to do so arises; and

•

they are prohibited from (a) taking for themselves personally opportunities that properly belong to us or are discovered through the use of our property, information or position; (b) using corporate property, information or position for improper personal gain; and (c) competing with our interests.

Our executive officers are responsible for applying this policy to related parties. No specific procedures are in place, however, that govern the treatment of transactions among us and our related entities, although we and such entities may implement specific procedures as appropriate for particular transactions. Provided, in our judgment, the standard set forth in the code of business conduct and ethics is satisfied, we believe, given the number of companies affiliated with Contran, that related party transactions with our affiliates, in many instances (such as achieving economies of scale), are in our best interest. In certain instances, our executive officers may seek the approval or ratification of such transactions by our independent directors, but there is no quantified threshold for seeking this approval.

Relationships With Related Parties

As set forth under “Principal Stockholders and Ownership of Management,” Harold C. Simmons, through Contran, may be deemed to control us. We and other entities that may be deemed to be controlled by or related to Mr. Simmons sometimes engage in the following:

•

intercorporate transactions, such as guarantees, management, expense and insurance sharing arrangements, tax sharing agreements, joint ventures, partnerships, loans, options, advances of funds on open account and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties; and

•

common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions that resulted in the acquisition by one related party of an equity interest in another related party.

We periodically consider, review and evaluate and understand that Contran and related entities periodically consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant and restrictions under indentures and other agreements, it is possible that we might be a party to one or more of such transactions in the future. In connection with these activities, we may consider issuing additional equity securities or incurring additional indebtedness. Our acquisition activities have in the past and may in the future include participation in acquisition or restructuring activities conducted by other companies that may be deemed to be related to Harold C. Simmons.

Certain directors or executive officers of CompX, Contran, Keystone, NL, TIMET or Valhi also serve as our directors or executive officers. Such relationships may lead to possible conflicts of interest. These possible conflicts of interest may arise under circumstances in which such companies may have adverse interests. In such an event, we implement such procedures as appropriate for the particular transaction. In addition, under applicable principles of law, in the absence of stockholder ratification or approval by directors who may be deemed disinterested, transactions involving contracts among companies under common control must be fair to all companies involved. Furthermore, directors owe fiduciary duties of good faith and fair dealing to all stockholders of the companies for which they serve.

Intercorporate Services Agreements

We and certain related companies have entered into ISAs. Under the ISAs, employees of one company provide certain services, including executive officer services, to the other company on a fixed fee basis. The services rendered under the ISAs may include executive, management, financial, internal audit, accounting, tax, legal, insurance, real estate management, environmental management, risk management, treasury, aviation, human resources, technical, consulting, administrative, office, occupancy and other services as required from time to time in the ordinary course of the recipient’s business. The fees paid pursuant to the ISAs are generally based upon an estimated percentage of the time devoted by employees of the provider of the services to the business of the recipient and the employer’s cost related to such employees, which includes the expense for the employees’ compensation and an overhead component that takes into account other employment related costs. Generally, each of the ISAs renews on a quarterly basis, subject to the termination by either party pursuant to a written notice delivered 30 days prior to the start of the next quarter. Because of the number of companies related to Contran and us, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial, legal, tax, real estate and administrative staffs duplicated at each company, thus allowing certain individuals to provide services to multiple companies. With respect to a publicly-held company that is a party to an ISA, the ISA and the related aggregate annual charge are approved by the independent directors of the company after receiving the recommendation from the company’s management development and compensation committee as well as the concurrence of the chief financial officer. See “Compensation of Executive Officers and Directors and Other Information—Compensation Discussion and Analysis—Compensation of our Named Executive Officers Employed by Contran” for a more detailed discussion on the procedures and considerations taken by our independent directors in approving the aggregate 2009 ISA fee charged by Contran to us.

In 2009, we paid Contran fees of $7.4 million for its services under our ISA with Contran, including amounts for the services of certain of our named executive officers that are employees of Contran, as disclosed above in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers.” In 2010, we expect to pay Contran fees of $8.3 million for its services under this ISA, including the services of certain of our named executive officers that are employees of Contran. We also pay director compensation and expenses directly to Messrs. Harold and Glenn Simmons and Watson for their services as our directors, as disclosed above in the 2009 Summary Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Summary of Cash and Certain Other Compensation of Executive Officers” and the 2009 Director Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Board Compensation.”

Loans Between Related Parties

From time to time, loans and advances are made between us and various related parties pursuant to term and demand notes. These loans and advances are entered into principally for cash management purposes. When we loan funds to related parties, the lender is generally able to earn a higher rate of return on the loan than the lender would earn if the funds were invested in other instruments. While certain of such loans may be of a lesser credit quality than cash equivalent instruments otherwise available to us, we believe that we have evaluated the credit risks involved, and that those risks are reasonable and reflected in the terms of the applicable loans. When we borrow from related parties, we are generally able to pay a lower rate of interest than we would pay if we borrowed from unrelated parties.

In 2008, our independent directors and NL’s independent directors approved the terms of a loan to us from NL of up to $40.0 million. Our loan from NL under a revolving note was unsecured, bore interest at the prime rate minus 1.5% with interest payable quarterly and all principal and unpaid interest due on the earlier of demand or December 31, 2009. The amount of our outstanding loan we had from NL at any time was solely at NL’s discretion. During 2009, the largest amount of principal we owed NL under this revolving note was $25.9 million. During 2009, we paid NL interest on the revolving principal balance under this note of approximately $266,000. We also paid this revolving note in full during 2009 and it terminated according to its terms on December 31, 2009.

In April 2010, we entered into an unsecured revolving credit note with Contran pursuant to which we may borrow up to $40 million from Contran. Our loans from Contran bear interest, payable quarterly, at the prime rate minus 0.5%, with all outstanding principal due on demand and in any event no later than December 31, 2011. The amount of our outstanding borrowing at any time is solely at the discretion of Contran. Through June 30, 2010, the largest amount of principal we owed Contran under this revolving note was $31.6 million, and we paid Contran interest on the revolving principal balance under this note of approximately $131,000.

Risk Management Program

We and Contran participate in a combined risk management program. Pursuant to the program, Contran and certain of its subsidiaries and related entities, including us and certain of our subsidiaries and related entities, as a group purchase insurance policies and risk management services. The program apportions its costs among the participating companies. Tall Pines Insurance Company, or Tall Pines, an indirect wholly owned captive insurance subsidiary of Valhi, and EWI RE, Inc., or EWI, a reinsurance brokerage and risk management corporation wholly owned by NL, provide for or broker the insurance policies. Tall Pines purchases reinsurance for substantially all of the risks it underwrites. EWI also provides claims and risk management services and, where appropriate, engages certain third-party risk management consultants. Tall Pines is a captive insurance company wholly owned by Valhi. EWI is a reinsurance brokerage and risk management company wholly owned by NL. Consistent with insurance industry practices, Tall Pines and EWI receive commissions from insurance and reinsurance underwriters and/or assess fees for the policies that they provide or broker.

With respect to certain of such jointly owned insurance policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, Contran and certain of its subsidiaries or related companies, including us, have entered into a loss sharing agreement under which any uninsured loss is shared by those companies who have submitted claims under the relevant policy. We believe the benefits in the form of reduced premiums and broader coverage associated with the group coverage for such policies justify the risks associated with the potential for any uninsured loss.

During 2009, we paid Tall Pines and EWI in the aggregate approximately $6.8 million and Louisiana Pigment Company, L.P., a partnership of which a wholly owned subsidiary of ours and a subsidiary of Huntsman Corporation (NYSE: HUN) each own 50%, paid an additional $1.7 million for a total of $8.5 million. During the first six months of 2010, we paid Tall Pines and EWI in the aggregate approximately $.2 million and Louisiana Pigment Company paid an additional $.6 million for a total of $.8 million. These amounts principally represent payments for insurance premiums, which include premiums or fees paid to Tall Pines and commissions or fees paid to EWI. These amounts also include payments to insurers or reinsurers through EWI for the reimbursement of claims within our applicable deductible or retention ranges that such insurers and reinsurers paid to third parties on our behalf, as well as amounts for claims and risk management services and various other third-party fees and expenses incurred by the program. In our opinion, the program’s allocations of its costs among us and our related entities are reasonable. We believe the amounts that we, our subsidiaries and Louisiana Pigment paid for the combined risk management program are less than the costs we would have incurred had we entirely used unrelated third parties for the services the program provided. We expect that these relationships with Tall Pines and EWI will continue in 2010. Because we believe there is no conflict of interest regarding our participation in the combined risk management program, our audit committee received a report regarding this program but we did not ask our independent directors to approve it.

Tax Sharing Agreements

We and our qualifying subsidiaries are members of the consolidated U.S. federal tax return of which Contran is the parent company, which we refer to as the Contran Tax Group. As a member of the Contran Tax Group and pursuant to certain tax sharing agreements or policies, each of the members and its qualifying subsidiaries compute provisions for U.S. income taxes on a separate company basis using tax elections made by Contran. Pursuant to the tax sharing agreements or policies and using tax elections made by Contran, each of the parties makes payments or receives payments in amounts it would have paid to or received from the U.S. Internal Revenue Service had it not been a member of the Contran Tax Group but instead had been a separate taxpayer. Refunds are generally limited to amounts previously paid under the respective tax sharing agreement or policy. We and our qualifying subsidiaries are also a part of consolidated tax returns filed by Contran in certain U.S. state jurisdictions. The terms of the applicable tax sharing agreements or policies also apply to state payments to these jurisdictions.

Under applicable law, we, as well as every other member of the Contran Tax Group, are each jointly and severally liable for the aggregate federal income tax liability of Contran and the other companies included in the group for all periods in which we are included in the group. Under our tax agreement with Valhi, Valhi agrees to indemnify us for any liability for income taxes of the Contran Tax Group in excess of our tax liability previously computed and paid by us in accordance with the tax allocation policy.

Under certain circumstances, tax regulations could require Contran to treat items differently than we would have treated them on a stand alone basis. In such instances, accounting principles generally accepted in the United States of America require us to conform to Contran’s tax elections. In 2009, pursuant to our tax sharing agreement and policies with Valhi, we paid Valhi approximately $0.5 million. During the first six months of 2010, we paid Valhi approximately $3.2 million. Because the calculation of our tax payments or refunds is determined pursuant to applicable tax law, our independent directors were not asked to approve our tax agreement or policies or such payments or refunds.

Simmons Family Matters

In addition to the services he provides under our ISA with Contran as discussed under “Intercorporate Services Agreements,” certain family members of Harold C. Simmons also provide services to us pursuant to this ISA. In 2009 and the first six months of 2010, L. Andrew Fleck (a step-son of Harold Simmons) provided certain real property management services to us pursuant to this ISA. The portion of the fees we paid to Contran in 2009 and the first six months of 2010 pursuant to this ISA attributable to the services of Mr. Fleck was not enough to require quantification under SEC rules. See “Intercorporate Services Agreements” above for a more detailed discussion on the procedures and considerations taken by our independent directors in approving the aggregate 2009 ISA fee Contran charged us. As disclosed in the 2009 Director Compensation Table under “Compensation of Executive Officers and Directors and Other Information—Board Compensation,” Mr. Glenn Simmons (a brother of Harold Simmons) also received compensation in cash and stock from us for his services as a director for 2009 and is expected to continue to receive similar compensation for 2010 for such services.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 60 million shares of common stock, par value $.01 per share, and 100,000 shares of preferred stock, par value $.01 per share.

The following description of our capital stock is intended as a summary and is qualified in its entirety by reference to our First Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws and to Delaware corporate law.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Generally, at a meeting at which a quorum is present, all matters on which stockholders vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation must be approved by holders of a majority of all outstanding shares of common stock.

Dividends

Holders of common stock will share ratably in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

Other Rights

In the event of any merger or consolidation of us with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

If we are liquidated, dissolved or wound up after payment to creditors, we will pay the full amounts required to be paid to holders of shares of any outstanding preferred stock before we make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to these holders, after all of our other creditors and preferred stockholders have been satisfied.

No shares of our common stock may be redeemed. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of our common stock.

Preferred Stock

We may issue up to 100,000 shares of preferred stock in one or more classes or series and with the terms of each class or series stated in the board of director’s resolutions providing for the designation and issuance of that class or series. Our certificate of incorporation authorizes our board of directors to determine the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions pertaining to each class or series of preferred stock that we issue.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized shares of our common stock, are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The NYSE currently requires shareholder approval in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If stockholder approval is not required for the issuance of shares of preferred or common stock, our board of directors may determine not to seek stockholder approval.

Provisions That May Have an Anti-Takeover Effect

Some provisions of our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Board of Directors

Our bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the board of directors or pursuant to the action of the stockholders. In addition, our certificate of incorporation and bylaws provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, disqualification or removal may be filled only by a majority vote of the directors then in office.

Amendments to Our Certificate of Incorporation and Bylaws

Our certificate of incorporation generally provides that our bylaws and certain provisions of our certificate of incorporation may be altered, amended or repealed by the affirmative vote of the holders of at least a majority of our securities entitled to vote in the election of directors. Our bylaws may be altered, amended or repealed by a majority vote of our board of directors or our stockholders.

Preferred Stock

Our board of directors could issue a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a change in control of us. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Advance Notice Provisions For Stockholder Proposals or Director Nominations

For stockholder proposals or director nominations to be brought before an annual meeting of stockholders, our bylaws require that the proposal or nomination must be delivered or mailed to our principal executive offices no later than 45 days prior to the earlier of the date (as if in the current year) on which notice of the date of the last annual meeting was mailed or public disclosure of the date the meeting was made. If we did not mail or publicly disclose the date of the last annual meeting or we have moved the date of the annual meeting by 30 days from the date of the last annual meeting (as if in the current year), the stockholder proposal or nomination must be delivered or mailed to our principal executive offices no later than 90 days prior to the meeting. With respect to an election of directors to be held at a special meeting of stockholders, stockholder director nominations must be delivered or mailed to our principal executive offices no later than the tenth day following the date on which notice of such meeting is first given to stockholders.

Liability and Indemnification of Directors and Officers

Delaware General Corporation Law, our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers.

Our certificate of incorporation provides that our directors are not personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except for such liability as is expressly not subject to limitation under Delaware corporate law, as the same exists or may be amended to further limit or eliminate such liability. Existing Delaware law permits the elimination or limitation of directors’ personal liability to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of a director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	any transaction from which a director derived improper personal benefit;

•	the unlawful payment of dividends; and

•	unlawful stock repurchases or redemptions.

Because of these exculpation provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or that otherwise violate their fiduciary duties as directors, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to stockholders, stockholders may not have an effective remedy against a director in connection with the director’s conduct.

Our certificate of incorporation provides as follows:

•	we must, to the fullest extent permitted by law, indemnify any and all of our officers and directors;

•	we may, to the fullest extent permitted by law or to such lesser extent as is determined in the discretion of the board of directors, indemnify all other persons; and

•	we may advance expenses to all persons to whom we have the power to indemnify.

Our bylaws provide as follows:

•	we must indemnify our directors and officers to the fullest extent permitted under Delaware law;

•

we must advance reasonable expenses (including attorneys’ fees) of a director or officer for an indemnifiable claim upon receipt of a written undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by us as authorized in our bylaws;

•

if we receive a claim for indemnification of expenses of an indemnifiable claim and do not pay the claim within 30 days of its receipt, the claimant may bring suit to recover the unpaid amount and, if successful in whole or in part, the claimant will also be entitled to be paid the expenses of prosecuting such claim; and

•	we may grant rights of indemnification and advancement of expenses to any person who is not at the time our current director or officer.

Additionally, we have in effect director and officer liability insurance.

Stockholder Approval of Certain Business Combinations

In our certificate of incorporation, we have expressly elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. Because we have elected not to be governed by Section 203, Section 203 will not apply to us.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, on October 7, 2010, our board of directors determined to resume our regular quarterly dividend, and declared a cash dividend of $.25 per share, payable on December 23, 2010 to holders of record at the close of business on December 10, 2010. This dividend, and any future dividends, paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, except that the non-U.S. holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (subject to an applicable income tax treaty providing otherwise), or

•

we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the non-U.S. holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Such non-U.S. holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The non-U.S. holder’s provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-U.S. status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc. are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Name	Number of Shares
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Stephens Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Oppenheimer & Co. Inc.

Total

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We have granted a 30-day option to the underwriters to purchase up to a total of 1,170,000 additional shares of our common stock from us at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from us but that are not payable on such additional shares, to cover over-allotment, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $             per share, of which up to $             per share may be reallowed to other dealers. After the offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their overallotment option:

	Per Share	Total
		Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $            .

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, all of our directors and executive officers, Valhi, NL and certain other persons and entities related to Harold C. Simmons have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc., we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the      day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

•

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. Moreover, if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news on a material event relating to us will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc. waive, in writing, that extension.

Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc. may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

NYSE Listing

Our common stock is listed on the NYSE under the symbol “KRO.”

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the underwriting syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The foregoing transactions, if commenced, may be effected on the NYSE or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Relationships

The underwriters and/or their respective affiliates have in the past and may in the future provide various financial advisory, investment banking, commercial banking and other financial services to us, our subsidiaries and our affiliates, for which they may receive compensation. Wells Fargo Securities, LLC and its affiliates are current lenders to certain of our subsidiaries and related entities. Deutsche Bank Securities Inc. and its affiliates are current lenders or administrative agents to our subsidiaries and related entities.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)          to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)          to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)          to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

(d)          in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act of 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been approved either by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE

SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

LEGAL MATTERS

The validity of the shares of common stock issued in this offering will be passed upon for us by Locke Lord Bissell & Liddell LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1, including the exhibits and schedules thereto under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

We are required to comply with the informational requirements of the Exchange Act and, accordingly, file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and internet site of the SEC referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which is incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed with the SEC on October 22, 2010. This report is available for inspection and copying at the Public Reference Room and internet site of the SEC referred to above. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the document incorporated by reference in this prospectus contained in the registration statement at no cost to you, by writing us at Kronos Worldwide, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697, Attention: Corporate Secretary, or calling us at (972) 233-1700.

We maintain a website on the Internet with the address of www.kronosww.com. Copies of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, and any amendments thereto, are or will be available free of charge at such website as soon as reasonably practical after they are filed with the SEC. Additional information regarding us, including our audit committee charter, our code of business conduct and ethics and our corporate governance guidelines, can also be found at this website as required. Information contained on our website is not part of this prospectus.

KRONOS WORLDWIDE, INC.

Index of Financial Statements

Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets - December 31, 2008 and 2009; June 30, 2010 (unaudited)	F-3

Consolidated Statements of Operations - Years ended December 31, 2007, 2008 and 2009; Six months ended June 30, 2009 and 2010 (unaudited)	F-5

Consolidated Statements of Comprehensive Income (Loss) - Years ended December 31, 2007, 2008 and 2009; Six months ended June 30, 2009 and 2010 (unaudited)	F-6

Consolidated Statements of Stockholders’ Equity - Years ended December 31, 2007, 2008 and 2009; Six months ended June 30, 2010 (unaudited)	F-7

Consolidated Statements of Cash Flows - Years ended December 31, 2007, 2008 and 2009; Six months ended June 30, 2009 and 2010 (unaudited)	F-8

Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Kronos Worldwide, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income (loss), of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Kronos Worldwide, Inc. and its subsidiaries at December 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

March 9, 2010

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)

ASSETS	December 31,		June 30, 2010
	2008	2009
			(unaudited)
Current assets:
Cash and cash equivalents	$13.6	$31.1	$34.1
Restricted cash	1.5	1.7	1.2
Accounts and other receivables	177.2	189.5	249.4
Receivable from affiliates	1.4	.1	-
Inventories	385.1	294.8	239.6
Prepaid expenses	6.6	9.0	6.7
Deferred income taxes	4.1	3.7	3.7

Total current assets	589.5	529.9	534.7

Other assets:
Investment in TiO2 manufacturing joint venture	105.6	98.7	97.2
Deferred income taxes	166.4	185.5	183.6
Other	11.7	11.2	9.0

Total other assets	283.7	295.4	289.8

Property and equipment:
Land	37.5	46.8	40.7
Buildings	215.9	233.0	211.0
Equipment	949.8	1,027.4	919.2
Mining properties	73.9	115.7	104.0
Construction in progress	41.7	14.6	17.8

	1,318.8	1,437.5	1,292.7
Less accumulated depreciation and amortization	833.3	937.8	854.8

Net property and equipment	485.5	499.7	437.9

Total assets	$1,358.7	$1,325.0	$1,262.4

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In millions, except per share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY	December 31,		June 30, 2010
	2008	2009
			(unaudited)
Current liabilities:
Current maturities of long-term debt	$.8	$2.1	$20.5
Accounts payable and accrued liabilities	180.6	192.4	163.4
Payable to affiliates	14.7	12.6	11.5
Income taxes	3.7	3.6	3.8
Deferred income taxes	4.6	4.7	3.8

Total current liabilities	204.4	215.4	203.0

Noncurrent liabilities:
Long-term debt	637.7	611.1	530.3
Deferred income taxes	35.7	31.1	30.4
Accrued pension cost	125.5	118.3	100.2
Accrued postretirement benefits cost	8.7	13.4	13.9
Other	28.8	23.2	22.5

Total noncurrent liabilities	836.4	797.1	697.3

Stockholders’ equity:
Common stock, $.01 par value; 60.0 shares authorized; 49.0 shares issued	.5	.5	.5
Additional paid-in capital	1,061.8	1,061.9	1,062.0
Retained deficit	(567.9)	(602.6)	(540.5)
Accumulated other comprehensive income (loss):
Currency translation	(89.3)	(65.2)	(80.3)
Defined benefit pension plans	(88.6)	(81.0)	(78.5)
Postretirement benefit (OPEB) plans	1.4	(1.1)	(1.1)

Total stockholders’ equity	317.9	312.5	362.1

Total liabilities and stockholders’ equity	$1,358.7	$1,325.0	$1,262.4

Commitments and contingencies (Notes 9 and 14)

See accompanying Notes to Consolidated Financial Statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Net sales	$1,310.3	$1,316.9	$1,142.0	$530.1	$699.8
Cost of sales	1,058.9	1,096.3	1,011.7	511.8	554.1

Gross margin	251.4	220.6	130.3	18.3	145.7
Selling, general and administrative expense	162.1	167.4	148.2	69.0	81.4
Other operating income (expense):
Currency transaction gains, net	.2	.6	9.9	6.5	(0.5)
Disposition of property and equipment	(.8)	(.9)	(.9)	(.3)	-
Other income, net	1.3	.7	.6	-	-
Corporate expense	(5.1)	(6.4)	(7.4)	(3.7)	(3.3)

Income (loss) from operations	84.9	47.2	(15.7)	(48.2)	60.5
Other income (expense):
Trade interest income	2.2	1.0	.2	.1	-
Other interest income	.3	-	-	-	-
Interest expense	(39.4)	(42.2)	(41.4)	(20.0)	(20.1)

Income (loss) before income taxes	48.0	6.0	(56.9)	(68.1)	40.4
Provision for income taxes (benefit)	114.7	(3.0)	(22.2)	(19.7)	(21.7)

Net income (loss)	$(66.7)	$9.0	$(34.7)	$(48.4)	$62.1

Net income (loss) per basic and diluted share	$(1.36)	$.18	$(.71)	$(.99)	$1.27

Basic and diluted weighted average shares used in the calculation of net income (loss) per share	49.0	49.0	49.0	49.0	49.0

See accompanying Notes to Consolidated Financial Statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Net income (loss)	$(66.7)	$9.0	$(34.7)	$(48.4)	$62.1

Other comprehensive income (loss), net of tax:

Currency translation	34.8	(42.8)	24.1	9.2	(15.1)

Pension plans:
Amortization of prior service cost, net transition obligation and net losses included in periodic pension cost	6.2	.5	5.1	2.2	2.5
Net actuarial gain (loss) arising during year	41.2	(12.0)	2.5	-	-

	47.4	(11.5)	7.6	2.2	2.5

OPEB plans:
Amortization of prior service credit and net losses included in periodic OPEB cost	.1	(.1)	(.1)	-	-
Net actuarial gain (loss) arising during year	.1	1.2	(2.4)	-	-

	.2	1.1	(2.5)	-	-

Total other comprehensive income (loss)	82.4	(53.2)	29.2	11.4	(12.6)

Comprehensive income (loss)	$15.7	$(44.2)	$(5.5)	$(37.0)	$49.5

See accompanying Notes to Consolidated Financial Statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2007, 2008 and 2009

and six months ended June 30, 2010 (unaudited)

(In millions)

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)			Total
				Currency translation	Pension plans	OPEB plans
Balance at December 31, 2006	$.5	$1,061.6	$(406.3)	$(81.3)	$(126.2)	$.1	$448.4

Net loss	-	-	(66.7)	-	-	-	(66.7)
Other comprehensive income, net of tax	-	-	-	34.8	47.4	.2	82.4
Issuance of common stock	-	.1	-	-	-	-	.1
Cash dividends declared - $1.00 per share	-	-	(49.0)	-	-	-	(49.0)
Change in accounting:
Adoption of uncertain tax positions provisions of ASC Topic 715	-	-	(2.2)	-	-	-	(2.2)
Adoption of asset and liability provisions of ASC Topic 740	-	-	(3.7)	-	1.7	-	(2.0)

Balance at December 31, 2007	.5	1,061.7	(527.9)	(46.5)	(77.1)	.3	411.0
Net income	-	-	9.0	-	-	-	9.0
Other comprehensive income (loss), net of tax	-	-	-	(42.8)	(11.5)	1.1	(53.2)
Issuance of common stock	-	.1	-	-	-	-	.1
Cash dividends declared - $1.00 per share	-	-	(49.0)	-	-	-	(49.0)

Balance at December 31, 2008	.5	1,061.8	(567.9)	(89.3)	(88.6)	1.4	317.9
Net loss	-	-	(34.7)	-	-	-	(34.7)
Other comprehensive income (loss), net of tax	-	-	-	24.1	7.6	(2.5)	29.2
Issuance of common stock	-	.1	-	-	-	-	.1

Balance at December 31, 2009	$.5	$1,061.9	$(602.6)	$(65.2)	$(81.0)	$(1.1)	$312.5

Unaudited:
Net income	-	-	62.1	-	-	-	62.1
Other comprehensive income (loss), net of tax	-	-	-	(15.1)	2.5	-	(12.6)
Issuance of common stock	-	.1	-	-	-	-	.1

Balance at June 30, 2010	$.5	$1,062.0	$(540.5)	$(80.3)	$(78.5)	$(1.1)	$362.1

See accompanying Notes to Consolidated Financial Statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(66.7)	$9.0	$(34.7)	$(48.4)	$62.1
Depreciation and amortization	48.9	51.3	47.0	22.3	22.6
Deferred income taxes	104.8	(10.6)	(21.9)	(24.5)	(30.0)
Benefit plan expense greater (less) than cash funding:
Defined benefit pension plans	2.1	(15.5)	(1.2)	(3.1)	.7
Other postretirement benefit plans	.4	.6	.2	.1	.3
Distributions from (contributions to) TiO2 manufacturing joint venture, net	(4.9)	10.0	7.7	4.5	1.5
Other, net	3.4	5.1	5.1	1.0	2.2
Change in assets and liabilities:
Accounts and other receivables	6.0	20.0	(5.6)	(28.9)	(85.8)
Inventories	5.7	(93.9)	99.4	135.4	28.3
Prepaid expenses	.6	(1.6)	(1.3)	.8	1.6
Accounts payable and accrued liabilities	2.6	16.7	5.4	(14.4)	(12.7)
Income taxes	(8.5)	1.8	.4	3.3	1.2
Accounts with affiliates	(2.0)	4.1	(3.7)	(3.8)	2.0
Other noncurrent assets	.2	(2.3)	.5	.4	(.2)
Other noncurrent liabilities	(2.6)	8.0	(11.0)	(.2)	2.8

Net cash provided by (used in) operating activities	90.0	2.7	86.3	44.5	(3.4)

Cash flows from investing activities:
Capital expenditures	(47.3)	(68.1)	(23.7)	(14.7)	(15.4)
Change in restricted cash equivalents	(.1)	-	-	.5	.4

Net cash used in investing activities	(47.4)	(68.1)	(23.7)	(14.2)	(15.0)

Cash flows from financing activities:
Indebtedness:
Borrowings	330.9	398.5	284.5	142.5	126.1
Principal payments	(321.7)	(338.0)	(333.7)	(114.8)	(133.2)
Deferred financing fees	-	(1.2)	(.6)	-	-
Note payable to affiliate – Contran:
Borrowings	-	-	-	-	71.1
Principal payments	-	-	-	-	(39.5)
Dividends paid	(49.0)	(49.0)	-	-	-

Net cash provided by (used in) financing activities	(39.8)	10.3	(49.8)	27.7	24.5

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
Cash and cash equivalents – net change from:
Operating, investing and financing activities	$2.8	$(55.1)	$12.8	$58.0	$6.1
Currency translation	6.1	(3.5)	4.7	2.3	(3.1)

	8.9	(58.6)	17.5	60.3	3.0

Balance at beginning of year	63.3	72.2	13.6	13.6	31.1

Balance at end of year	$72.2	$13.6	$31.1	$73.9	$34.1

Supplemental disclosures – Cash paid for:
Interest	$38.4	$41.6	$39.4	$19.5	$18.6
Income taxes	23.5	3.8	2.7	.1	6.3
Accrual for capital expenditures	9.0	6.5	4.4	.8	4.6
Capital lease obligation incurred	-	-	5.9	3.6	-

See accompanying notes to consolidated financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of significant accounting policies:

Organization and basis of presentation.  At December 31, 2009 and June 30, 2010, (i) Valhi, Inc. (NYSE:VHI) held approximately 59% of our outstanding common stock (ii) NL Industries, Inc. (NYSE:NL) held an additional 36% of our common stock, (iii) Valhi owned approximately 83% of NL’s outstanding common stock and (iv) subsidiaries of Contran Corporation held approximately 93% of Valhi’s outstanding common stock. Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee), or is held by Mr. Simmons or other persons or related companies to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control each of such companies.

Unless otherwise indicated, reference in this report to “we,” “us” or “our” refers to Kronos Worldwide, Inc. and its subsidiaries, taken as a whole.

Management’s estimates.  In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ significantly from previously-estimated amounts under different assumptions or conditions.

Principles of consolidation.  The consolidated financial statements include our accounts and those of our majority-owned subsidiaries. We have eliminated all material intercompany accounts and balances.

Unaudited interim information.  Information included in the consolidated financial statements and related notes to the consolidated financial statements as of June 30, 2010 and for the six-month interim periods ended June 30, 2009 and 2010 is unaudited. In our opinion, we have made all necessary adjustments (which include only normal recurring adjustments) in order to state fairly, in all material respects, our consolidated financial position, results of operations and cash flows as of and for such interim dates presented. Our results of operations for the interim period ended June 30, 2010 may not be indicative of our operating results for the full year.

Translation of currencies.  We translate the assets and liabilities of our subsidiaries whose functional currency is other than the U.S. dollar at year-end rates of exchange, while we translate our revenues and expenses at average exchange rates prevailing during the year. We accumulate the resulting translation adjustments in stockholders’ equity as part of accumulated other comprehensive income (loss), net of related deferred income taxes. We recognize currency transaction gains and losses in income currently.

Derivatives and hedging activities.  We recognize derivatives as either assets or liabilities measured at fair value in accordance with Accounting Standard Codification (“ASC”) Topic 815 Derivatives and Hedging. We recognize the effect of changes in the fair value of derivatives either in net income (loss) or other comprehensive income (loss), depending on the intended use of the derivative.

Cash and cash equivalents.  We classify bank time deposits and U.S. Treasury securities purchased under short-term agreements to resell with original maturities of three months or less as cash equivalents.

Fair value of financial instruments.  We carry marketable debt and equity securities at fair value. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a consistent framework for measuring fair value and beginning on January 1, 2008 (with certain exceptions) this framework is generally applied to all financial statements items required to be measured at fair value. The standard requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2—Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the assets or liability; and

•	Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

See Notes 10, 15 and 16.

Accounts receivable.  We provide an allowance for doubtful accounts for known and estimated potential losses arising from sales to customers based on a periodic review of these accounts.

Inventories and cost of sales.  We state inventories at the lower of cost or market, net of allowance for obsolete and slow-moving inventories. We generally base inventory costs for all inventory categories on average cost that approximates the first-in, first-out method. Inventories include the costs for raw materials, the cost to manufacture the raw materials into finished goods and overhead. Depending on the inventory’s stage of completion, our manufacturing costs can include the costs of packing and finishing, utilities, maintenance, depreciation, salaries and benefits associated with our manufacturing process. We allocate fixed manufacturing overheads based on normal production capacity. Unallocated overhead costs resulting from periods with abnormally low production levels are charged to expense as incurred. As inventory is sold to third parties, we recognize the cost of sales in the same period that the sale occurs. We periodically review our inventory for estimated obsolescence or instances when inventory is no longer marketable for its intended use, and we record any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors.

Investment in TiO2 manufacturing joint venture.  We account for our investment in a 50%-owned manufacturing joint venture by the equity method. See Note 6.

Property and equipment and depreciation.  We state property and equipment at cost, including capitalized interest on borrowings during the actual construction period of major capital projects. Capitalized interest costs were $.7 million in 2007, $2.2 million in 2008 and $1.1 million in 2009. We compute depreciation of property and equipment for financial reporting purposes (including mining equipment) principally by the straight-line method over the estimated useful lives of the assets as follows:

Asset	Useful lives
Buildings and improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Mine development costs	Units-of-Production

We use accelerated depreciation methods for income tax purposes, as permitted. Upon the sale or retirement of an asset, we remove the related cost and accumulated depreciation from the accounts and recognize any gain or loss in income currently.

We expense costs incurred for maintenance, repairs and minor renewals (including planned major maintenance) while we capitalize expenditures for major improvements.

We have a governmental concession with an unlimited term to operate our ilmenite mines in Norway. Mining properties consist of buildings and equipment used in our Norwegian ilmenite mining operations and costs associated with the development of a new mine area which commenced production in 2009. While we own the land and ilmenite reserves associated with the mining operations, such land and reserves were acquired for nominal value and we have no material asset recognized for the land and reserves related to our mining operations.

We perform impairment tests when events or changes in circumstances indicate the carrying value may not be recoverable. We consider all relevant factors. We perform the impairment test by comparing the estimated future undiscounted cash flows (exclusive of interest expense) associated with the asset to the asset’s net carrying value to determine if a write-down to market value or discounted cash flow value is required.

Long-term debt.  We state long-term debt net of any unamortized original issue premium or discount. We classify amortization of deferred financing costs and any premium or discount associated with the issuance of indebtedness as interest expense and compute such amortization by the interest method over the term of the applicable issue.

Employee benefit plans.  Accounting and funding policies for our retirement plans are described in Note 10.

Income taxes.  We, Valhi and our qualifying subsidiaries are members of Contran’s consolidated U.S. federal income tax group (the “Contran Tax Group”) and we and certain of our qualifying subsidiaries also file consolidated income tax returns with Contran in various U.S. state jurisdictions. As a member of the Contran Tax Group, we are jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. See Note 14. As a member of the Contran Tax Group, we are a party to a tax sharing agreement which provides that we compute our provision for U.S. income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to the tax sharing agreement, we make payments to or receive payments from Valhi in amounts we would have paid to or received from the U.S. Internal Revenue Service or the applicable state tax authority had we not been a member of the Contran Tax Group. We made net payments of income taxes to Valhi of $3.0 million in 2007 and $.5 million in 2009, and we received net refunds from Valhi of $2.7 million in 2008.

We recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in our subsidiaries and affiliates who are not members of the Contran Tax Group and undistributed earnings of non U.S. subsidiaries which are not deemed to be permanently reinvested. The earnings of non U.S. subsidiaries subject to permanent reinvestment plans aggregated $700 million at December 31, 2008 and $666 million at December 31, 2009. It is not practical for us to determine the amount of the unrecognized deferred income tax liability related to such earnings due to the complexities associated with the U.S. taxation on earnings of non U.S. subsidiaries repatriated to the U.S. We periodically evaluate our deferred tax assets in the various taxing jurisdictions in which we operate and adjust any related valuation allowance based on the estimate of the amount of such deferred tax assets that we believe does not meet the more-likely-than-not recognition criteria.

We record a reserve for uncertain tax positions for tax positions where we believe it is more-likely-than-not our position will not prevail with the applicable tax authorities. See Note 16.

Net sales.  We record sales when products are shipped and title and other risks and rewards of ownership have passed to the customer, or when services are performed. Shipping terms of products shipped are generally FOB shipping point, although in some instances shipping terms are FOB destination point (for which we do not recognize sales until the product is received by the customer). We state sales net of price, early payment and distributor discounts and volume rebates. We report any tax assessed by a governmental authority that we collect from our customers that is both imposed on and concurrent with our revenue-producing activities (such as sales, use, value added and excise taxes) on a net basis (meaning we do not recognize these taxes either in our revenues or in our costs and expenses).

Selling, general and administrative expense; shipping and handling costs.  Selling, general and administrative expense includes costs related to marketing, sales, distribution, shipping and handling, research and development, legal, and administrative functions such as accounting, treasury and finance, and includes costs for salaries and benefits, travel and entertainment, promotional materials and professional fees. We include shipping and handling costs in selling, general and administrative expense and these costs were $82 million in 2007, $91 million in 2008, and $74 million in 2009. We expense advertising costs as incurred and these costs were $1 million in each of 2007, 2008 and 2009. We expense research, development and certain sales technical support costs as incurred and these costs approximated $12 million in each of 2007, 2008 and 2009.

Note 2—Geographic information:

Our operations are associated with the production and sale of titanium dioxide pigments (“TiO2”). Titanium dioxide pigments are used to impart whiteness, brightness and opacity to a wide variety of products, including paints, plastics, paper, fibers and ceramics. At December 31, 2008 and 2009 the net assets of non-U.S. subsidiaries included in consolidated net assets approximated $201 million and $177 million, respectively.

For geographic information, we attribute net sales to the place of manufacture (point of origin) and to the location of the customer (point of destination); we attribute property and equipment to their physical location.

	Years ended December 31,			June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Geographic areas
Net sales – point of origin:
Germany	$700.6	$694.8	$616.5	$283.6	$354.8
United States	515.8	498.8	422.6	186.6	266.3
Canada	208.0	197.2	177.2	83.4	120.4
Belgium	209.7	207.7	164.4	64.3	106.0
Norway	184.3	194.3	139.5	65.2	86.9
Eliminations	(508.1)	(475.9)	(378.2)	(153.0)	(234.6)

Total	$1,310.3	$1,316.9	$1,142.0	$530.1	$699.8

Net sales – point of destination:
Europe	$809.6	$812.5	$669.6	$303.2	$391.2
North America	374.7	368.8	319.5	167.4	202.7
Other	126.0	135.6	152.9	59.5	105.9

Total	$1,310.3	$1,316.9	$1,142.0	$530.1	$699.8

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Identifiable assets -net property and equipment:
Germany	$273.5	$263.1	$220.1
Norway	83.4	101.2	87.4
Canada	58.3	66.1	67.6
Belgium	64.5	62.8	56.2
Other	5.8	6.5	6.6

Total	$485.5	$499.7	$437.9

Note 3—Accounts and other receivables:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Trade receivables	$155.6	$172.4	$227.2
Recoverable VAT and other receivables	22.2	19.0	23.7
Refundable income taxes	1.2	.7	.4
Allowance for doubtful accounts	(1.8)	(2.6)	(1.9)

Total	$177.2	$189.5	$249.4

Note 4—Inventories:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Raw materials	$67.1	$56.4	$44.5
Work in process	19.8	18.2	13.6
Finished products	243.0	161.0	129.4
Supplies	55.2	59.2	52.1

Total	$385.1	$294.8	$239.6

Note 5—Other noncurrent assets:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Deferred financing costs, net	$7.1	$5.9	$4.3
Pension asset	-	.3	.3
Other	4.6	5.0	4.4

Total	$11.7	$11.2	$9.0

Note 6—Investment in TiO2 manufacturing joint venture:

We own a 50% interest in Louisiana Pigment Company, L.P. (“LPC”). LPC is a manufacturing joint venture whose other 50%-owner is Tioxide Americas Inc. (“Tioxide”). Tioxide is a wholly-owned subsidiary of Huntsman Corporation. LPC owns and operates a chloride-process TiO2 plant in Lake Charles, Louisiana.

We and Tioxide are both required to purchase one-half of the TiO2 produced by LPC. LPC operates on a break-even basis and, accordingly, we report no equity in earnings of LPC. Each owner’s acquisition transfer price for its share of the TiO2 produced is equal to its share of the joint venture’s production costs and interest expense, if any. Our share of net cost is reported as cost of sales as the related TiO2 acquired from LPC is sold. We report distributions we receive from LPC, which generally relate to excess cash generated by LPC from its non-cash production costs, and contributions we make to LPC, which generally relate to cash required by LPC when it builds working capital, as part of our cash flows from operating activities in our Consolidated Statements of Cash Flows. The net of these distributions and contributions is reported during the periods they occur. Net contributions to LPC were $4.9 million in 2007, and net distributions from LPC were $10.0 million in 2008 and $7.7 million in 2009. These amounts are stated net of distributions of $8.0 million in 2007, and stated net of contributions of $10.6 million in 2008 and $15.0 million in 2009.

Summary balance sheets of LPC are shown below:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
ASSETS
Current assets	$68.9	$72.7	$72.9
Property and equipment, net	181.7	166.3	158.7

Total assets	$250.6	$239.0	$231.6

LIABILITIES AND PARTNERS’ EQUITY
Other liabilities, primarily current	$36.7	$38.8	$31.4
Partners’ equity	213.9	200.2	200.2

Total liabilities and partners’ equity	$250.6	$239.0	$231.6

Summary income statements of LPC are shown below:

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Revenues and other income:
Kronos	$124.6	$140.3	$121.2	$57.6	$64.4
Tioxide	125.0	140.7	121.8	57.9	64.9
Interest	.5	-	-	-	-

	250.1	281.0	243.0	115.5	129.3

Cost and expenses:
Cost of sales	249.6	280.5	242.5	115.3	129.0
General and administrative	.5	.5	.5	.2	.3

	250.1	281.0	243.0	115.5	129.3

Net income	$-	$-	$-	$-	$-

Note 7—Accounts payable and accrued liabilities:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Accounts payable	$113.5	$117.1	$95.6
Employee benefits	23.4	26.2	25.9
Accrued sales discounts and rebates	14.9	21.4	11.0
Accrued interest	7.8	8.0	6.9
Other	21.0	19.7	24.0

Total	$180.6	$192.4	$163.4

Note 8—Long-term debt:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Kronos International, Inc. 6.5% Senior Secured Notes	$560.0	$574.6	$493.3
Revolving credit facilities:
U.S. bank credit facility	13.7	16.7	-
European credit facility	42.2	13.0	18.6
Note payable to affiliate	19.2	-	31.6
Other	3.4	8.9	7.3

Total debt	638.5	613.2	550.8
Less current maturities	.8	2.1	20.5

Total long-term debt	$637.7	$611.1	$530.3

Senior Secured Notes.  In April 2006, Kronos International, Inc. (“KII”), one of our wholly-owned subsidiaries, issued euro 400 million principal amount of 6.5% Senior Secured Notes (“6.5% Notes”) due 2013 at 99.306% of the principal amount ($498.5 million when issued). We collateralized the 6.5% Notes with a pledge of 65% of the common stock or other ownership interests of certain of our first-tier European operating subsidiaries: Kronos Titan GmbH, Kronos Denmark ApS, Kronos Limited and Societe Industrielle Du Titane, S.A. We issued the 6.5% Notes pursuant to an indenture which contains a number of covenants and restrictions which, among other things, restricts our ability to incur additional debt, incur liens, pay dividends or merge or consolidate with, or sell or transfer all or substantially all of the assets to, another entity. At our option, we may redeem the 6.5% Notes at redemption prices of 103.25% of the principal amount through October 2010, declining to redemption prices of 100% on or after October 15, 2012. In the event of a change of control, as defined in the agreement, we would be required to make an offer to purchase our 6.5% Notes at 101% of the principal amount. We would also be required to make an offer to purchase a specified portion of our 6.5% Notes at par value in the event we generate a certain amount of net proceeds from the sale of assets outside the ordinary course of business, and such net proceeds are not otherwise used for specified purposes within a specified time period. See Note 15. The indenture also contains certain cross-referenced provisions, as discussed below. The carrying amount of the 6.5% Notes includes unamortized original issue discount of euro 1.7 million ($2.4 million) and euro 1.3 million ($1.9 million) at December 31, 2008 and 2009, respectively.

Revolving credit facilities.

Europe—Our operating subsidiaries in Germany, Belgium, Norway and Denmark have a euro 80 million secured revolving bank credit facility that matures in May 2011. We may denominate borrowings in euros, Norwegian kroner or U.S. dollars. We may also issue up to euro 5 million of letters of credit. The facility is collateralized by the accounts receivable and inventories of the borrowers, plus a limited pledge of all of the other assets of the Belgian borrower. The facility contains certain restrictive covenants that, among other things, restrict the ability of the borrowers to incur debt, incur liens, pay dividends or merge or consolidate with, or sell or transfer all or substantially all of the assets to, another entity. On September 15, 2009 we and the lenders entered into the Fourth Amendment to the credit facility. Among other things, the Fourth Amendment added two additional financial covenants and increased the rate on outstanding borrowings to LIBOR plus a margin ranging from 3% to 4% depending on the amount of outstanding borrowings (3.47% at December 31, 2009). Upon achieving a specified financial covenant, these two additional financial covenants will no longer be in effect, and the interest rate on outstanding borrowings would be reduced to LIBOR plus 1.75%. Additionally the borrowing availability under the line is limited to euro 51 million ($73.5 million at December 31, 2009) until we are in compliance with certain specified financial covenants, and in any event no earlier than March 31, 2010. At December 31, 2009, we had borrowed a net euro 9 million ($13.0 million) and the equivalent of $60.5 million was available for borrowings under the facility. The amount of such borrowing availability is based on the euro 51 million maximum borrowing availability.

During the first six months of 2010, we borrowed a net euro 6.0 million ($10.3 million when borrowed/repaid) under our European credit facility and repaid a net $16.7 million under our U.S. credit facility. The average interest rates on the outstanding euro borrowings at June 30, 2010 were 4.15%. Our European revolving credit facility currently matures in May 2011. We have commenced discussions with the lenders in such facility regarding an extension of the facility and we expect to have a new agreement of extension in place prior to such maturity date.

In May 2010, we satisfied certain specified financial covenants in our European revolving credit facility, and as a result the maximum borrowing availability under such facility returned to the full euro 80 million facility size at that time. In addition, in August 2010 we satisfied the financial ratio of net secured debt to earnings before income taxes, interest and depreciation as defined in the credit facility, and as a result two financial covenants added to such credit facility in September 2009 became no longer effective, and the interest rate on outstanding borrowings under such credit facility will prospectively be reduced from LIBOR plus a margin ranging from 3% to 4% to LIBOR plus 1.75%.

United States—Certain of our U.S. subsidiaries have a $70 million revolving credit facility that matures in September 2011. The facility is collateralized by the accounts receivable, inventories and certain fixed assets of the borrowers. Borrowings under this facility are limited to the lesser of $70 million or a formula-determined amount based upon the accounts receivable and inventories that have been pledged. Borrowings bear interest at either the prime rate (prime plus 0.25% in some cases) or rates based upon the eurodollar rate plus a range of 2.25% to 2.75% (3.25% at December 31, 2009). The facility contains certain restrictive covenants which, among other things, restrict the abilities of the borrowers to incur debt, incur liens, pay dividends in certain circumstances, sell assets or enter into mergers. At December 31, 2009, $22.0 million was available for borrowings under the facility.

Canada—As amended in the fourth quarter of 2009, our Canadian subsidiary has a Cdn. $20 million revolving credit facility that matures in January 2012. The facility is collateralized by the accounts receivable and inventories of the borrower. Borrowings under this facility are limited to the lesser of Cdn. $13.5 million or a formula-determined amount based upon the accounts receivable and inventories of the borrower. Borrowings bear interest at rates based upon either, the Canadian prime rate or the U.S. prime rate. The facility contains certain restrictive covenants which, among other things, restrict the ability of the borrower to incur debt, incur liens, pay dividends in certain circumstances, sell assets or enter into mergers. At December 31, 2009, no amounts were outstanding and the equivalent of $8.1 million was available for borrowing under the facility.

Note payable to affiliate.  In October 2008 the independent members of the Board of Directors of both us and NL approved terms for borrowing up to $40 million from NL. Our borrowings from NL under the revolving note were unsecured, and bore interest at prime rate minus 1.5% with all principal due on demand (and no later than December 31, 2009). We borrowed a net of $19.2 million from NL in 2008, which we subsequently repaid in 2009. The facility terminated according to its terms on December 31, 2009.

From time to time, companies related to Contran will have loans and advances outstanding between them and various related parties pursuant to term and demand notes. These loans and advances are generally entered into for cash management purposes, in which the lender is generally able to earn a higher rate of return on the loan than would have been earned if the lender invested the funds in other investments, and the borrower is able to pay a lower rate of interest than would be paid if the borrower had incurred third-party indebtedness. While certain of these loans may be of a lesser credit quality than cash equivalent instruments otherwise available to the lender, the lender will evaluate the credit risks involved and appropriately reflect those credit risks in the terms of the applicable loan. In this regard, in April 2010 we entered into an unsecured revolving credit note with Contran pursuant to which we may borrow up to $40 million from Contran. Our loans from Contran bear interest, payable quarterly, at the prime rate minus 0.5%, with all outstanding principal due on demand and in any event no later than December 31, 2011. The amount of our outstanding borrowing at any time is solely at the discretion of Contran. As of June 30, 2010, we had aggregate borrowings outstanding from Contran of $31.6 million. The average interest rate on these outstanding borrowings at June 30, 2010 was 2.75%.

While our revolving credit facility with Contran is due on demand, we have classified the outstanding balance under such facility as a noncurrent liability at June 30, 2010 because we could completely repay such outstanding borrowings by borrowing an equal amount under our $70 million U.S. revolving bank credit facility that matures in September 2011. See Note 13.

Restrictions and other.  Aggregate maturities of long-term debt at December 31, 2009.

Years ending December 31,	Amount
(In millions)
2010	$2.1
2011	31.9
2012	2.2
2013	575.8
2014	.5
2015 and thereafter	.7

Total	$613.2

Under the cross-default provisions of the 6.5% Notes, the 6.5% Notes may be accelerated prior to their stated maturity if KII or any of KII’s subsidiaries default under any other indebtedness in excess of $20 million due to a failure to pay the other indebtedness at its due date (including any due date that arises prior to the stated maturity as a result of a default under the other indebtedness). Under the cross-default provisions of the European revolving credit facility, any outstanding borrowings under the facility may be accelerated prior to their stated maturity if the borrowers or KII default under any other indebtedness in excess of euro 5 million due to a failure to pay the other indebtedness at its due date (including any due date that arises prior to the stated maturity as a result of a default under the other indebtedness). Under the cross-default provisions of our U.S. revolving credit facility, any outstanding borrowing under the facility may be accelerated prior to its stated maturity in the event of our bankruptcy. The Canadian revolving credit facility contains no cross-default provisions. The European, U.S. and Canadian revolving credit facilities each contain provisions that allow the lender to accelerate the maturity of the applicable facility in the event of a change of control, as defined in the respective agreement, of the applicable borrower. In the event any of these cross-default or change-of-control provisions become applicable, and the indebtedness is accelerated, we would be required to repay the indebtedness prior to its stated maturity.

Certain of the credit facilities described above require the respective borrowers to maintain minimum levels of equity, require the maintenance of certain financial ratios, limit dividends and additional indebtedness and contain other provisions and restrictive covenants customary in lending transactions of this type. We are in compliance with all of our debt covenants at December 31, 2009. We believe we will be able to comply with the financial covenants contained in all of our credit facilities through the maturity of the respective facility; however if future operating results differ materially from our expectations we may be unable to maintain compliance.

At December 31, 2009, the restricted net assets of consolidated subsidiaries approximated $103 million. At December 31, 2009, there were no restrictions on our ability to pay dividends. The terms of the indenture governing the 6.5% Notes limits KII’s ability to pay dividends and make other restricted payments. At December 31, 2009, the maximum amount of dividends and other restricted payments that KII could make (the “Restricted Payment Basket”) was nil.

At June 30, 2010, there were no restrictions on our ability to pay dividends. The terms of the indenture governing the 6.5% Senior Secured Notes limit the ability of our wholly owned subsidiary, Kronos International, Inc. (“KII”), to pay dividends and make other restricted payments. At June 30, 2010, the maximum amount of dividends and other restricted payments that KII could make (the “Restricted Payment Basket”) was $9.2 million. The indenture currently prohibits KII from utilizing such Restricted Payment Basket because KII has not met a specified financial ratio contained in this indenture; such prohibition will continue until such time as KII meets the specified financial ratio.

Note 9—Income taxes:

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Pre-tax income (loss):
U.S.	$.6	$(.2)	$17.5	$6.9	$18.7
Non-U.S.	47.4	6.2	(74.4)	(75.0)	21.7

Total	$48.0	$6.0	$(56.9)	$(68.1)	$40.4

Expected tax expense (benefit), at U.S. federal statutory income tax rate of 35%	$16.8	$2.1	$(19.9)	$(23.8)	$14.1
Non-U.S. tax rates	.3	(.4)	1.4	1.7	(1.2)
German tax attribute adjustments	8.7	(7.2)	.2	-	(35.2)
Incremental U.S. tax and rate differences on equity in earnings of non-tax group companies	(1.7)	(.1)	-	.2	-
Nondeductible expenses	2.9	2.3	2.0	2.0	.8
U.S. state income taxes, net	(.5)	1.0	.2	.4	.4
Tax contingency reserve adjustment, net	(2.0)	.1	(4.7)	.7	.6
Non U.S. tax rate changes	91.0	(.1)	-	-	-
Assessment (refund) of prior year income taxes	(.9)	.1	(.2)	-	-
Nontaxable income	(.8)	(.9)	(.9)	(.9)	(.2)
Prior year adjustment	-	-	-	-	(.7)
Other, net	.9	.1	(.3)	-	(.3)

Provision for income taxes (benefit)	$114.7	$(3.0)	$(22.2)	$(19.7)	$(21.7)

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Components of income tax expense (benefit):
Currently payable (refundable):
U.S. federal and state	$(1.2)	$(.1)	$1.9	$1.6	$3.8
Non-U.S.	10.9	7.7	2.5	2.6	3.9

	9.7	7.6	4.4	4.2	7.7

Deferred income taxes (benefit):
U.S. federal and state	(1.5)	-	2.5	4.8	1.6
Non-U.S.	106.5	(10.6)	(29.1)	(28.7)	(31.0)

	105.0	(10.6)	(26.6)	(23.9)	(29.4)

Provision for income taxes (benefit)	$114.7	$(3.0)	$(22.2)	$(19.7)	$(21.7)

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Comprehensive provision for income taxes (benefit) allocable to:
Income (loss) from operations	$114.7	$(3.0)	$(22.2)	$(19.7)	$(21.7)
Other comprehensive income -
Pension plans	28.5	(6.2)	3.1	1.2	1.1
OPEB	.1	.4	(.9)	-	-
Adoption of measurement date provisions of ASC Topic 715 to pension plans	(1.2)	-	-	-	-

Total	$142.1	$(8.8)	$(20.0)	$(18.5)	$(20.6)

The components of our net deferred income taxes at December 31, 2008 and 2009 are summarized in the following table.

	December 31,
	2008		2009
	Assets	Liabilities	Assets	Liabilities
	(In millions)
Tax effect of temporary differences related to:
Inventories	$1.0	$(4.3)	$2.3	$(4.0)
Property and equipment	.1	(56.2)	-	(61.5)
Accrued postretirement benefits other than pension (“OPEB”) costs	2.8	-	4.1	-
Accrued pension cost	6.7	-	3.6	-
Other accrued liabilities and deductible differences	21.6	-	21.4	-
Other taxable differences	-	(4.9)	-	(6.7)
Tax on unremitted earnings of non-U.S. subsidiaries	-	(2.5)	-	(2.9)
Tax loss and tax credit carryforwards	167.1	-	197.6	-
Valuation allowance	(1.2)	-	(.5)	-

Adjusted gross deferred tax assets (liabilities)	198.1	(67.9)	228.5	(75.1)
Netting of items by tax jurisdiction	(27.6)	27.6	(39.3)	39.3

	170.5	(40.3)	189.2	(35.8)
Less net current deferred tax asset (liability)	4.1	(4.6)	3.7	(4.7)

Net noncurrent deferred tax asset (liability)	$166.4	$(35.7)	$185.5	$(31.1)

Tax authorities are examining certain of our non-U.S. tax returns and have or may propose tax deficiencies, including penalties and interest. In March 2010, we received a revised notice of proposed adjustment from the Canadian tax authorities related to the years 2002 through 2004. We object to the proposed assessment and we intend to formally respond to the Canadian tax authorities during the second quarter of 2010. If the full amount of the proposed adjustment were ultimately to be assessed against us the net impact to our consolidated financial statements would be approximately $3.7 million. Because of the inherent uncertainties involved in the settlement of the potential exposure, if any, the final outcome is also uncertain. We believe that we have provided adequate reserves.

Following the resolution of tax audits in Belgium and Germany in the third and fourth quarters of 2009, we de-recognized $4.7 million of our reserve for uncertain tax positions primarily related to the audit resolution.

During the second quarter of 2008, we recognized a $7.2 million non-cash deferred income tax benefit related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

Following a European Union Court of Justice decision and subsequent proceedings which concluded in the second quarter of 2007 that we believe may favorably impact us, we initiated a new tax planning strategy. If we are successful, we would generate a substantial cash tax benefit in the form of refunds of income taxes we have previously paid in Europe which we currently do not expect would affect our future earnings when received. It may be a number of years before we know if our implementation of this tax planning strategy will be successful, and accordingly we have not currently recognized any refundable income taxes that we might ultimately receive. Partially as a result of and consistent with our initiation of this tax planning strategy, in the second quarter of 2007 we amended prior-year income tax returns in Germany. As a consequence of amending our tax returns, our German corporate and trade tax net operating loss carryforwards were reduced by an aggregate of euro 13.4 million and euro 22.6 million, respectively, and, accordingly, we recognized an $8.7 million provision for deferred income taxes in the second quarter of 2007 related to the adjustment of our German tax attributes.

In August 2007, Germany enacted certain changes in their income tax laws. The most significant change is the reduction of the German corporate and trade income tax rates. We have a significant net deferred income tax asset in Germany, primarily related to the benefit associated with our corporate and trade tax net operating loss carryforwards. We measure our net deferred taxes using the applicable enacted tax rates, and the effect of any change in the applicable enacted tax rate is recognized in the period of enactment. Accordingly, we reported a decrease in our net deferred tax asset in Germany of $90.8 million in the third quarter of 2007, which is recognized as a component of our provision for income taxes.

Income tax examinations related to our operations continue, and we cannot guarantee that these tax matters will be resolved in our favor due to the inherent uncertainties involved in settlement initiatives and court and tax proceedings. We believe we have adequate accruals for additional taxes and related interest expense which could ultimately result from tax examinations. We believe the ultimate disposition of tax examinations should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

At December 31, 2009, we had the equivalent of $941 million and $288 million of net operating loss carryforwards for German corporate and trade tax purposes, respectively. At December 31, 2009, we have concluded that no deferred income tax asset valuation allowance is required to be recognized with respect to such carryforwards, principally because (i) such carryforwards have an indefinite carryforward period, (ii) we have utilized a portion of such carryforwards during the most recent three-year period and (iii) we currently expect to utilize the remainder of such carryforwards over the long term. However, prior to the complete utilization of these carryforwards, particularly if the economic recovery were to be short-lived or we generate operating losses in our German operations for an extended period of time, it is possible we might conclude the benefit of the carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point we would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards.

As a consequence of a European Court ruling that resulted in a favorable resolution of certain income tax issues in Germany, during the first quarter of 2010 the German tax authorities agreed to an increase in our German net operating loss carryforwards. Accordingly, we recognized a non-cash income tax benefit of $35.2 million in the first quarter of 2010.

Note 10—Employee benefit plans:

Defined contribution plans.   We maintain various defined contribution pension plans with our contributions based on matching or other formulas. Defined contribution plan expense approximated $.5 million in 2007, $.9 million in 2008 and $1.0 million in 2009.

Accounting for defined benefit and postretirement benefits other than pensions (“OPEB”) plans.  We recognize an asset or liability for the over or under funded status of each of our individual defined benefit pension plans on our Consolidated Balance Sheets. Changes in the funded status of these plans are recognized either in net income (loss), to the extent they are reflected in periodic benefit cost, or through other comprehensive income (loss).

Prior to December 31, 2007 we used September 30 as a measurement date for certain of our pension plans. In accordance with asset and liability recognition provisions of ASC Topic 715 Compensation—Retirement Benefits, effective December 31, 2007 we transitioned all of our plans which had previously used a September 30 measurement date to a December 31 measurement date using a 15 month net periodic benefit cost. Accordingly, one-fifth of the net periodic benefit cost for the period from October 1, 2006 through December 31, 2007 net of income taxes has been allocated as a direct adjustment to retained earnings to reflect this change and four-fifths of the cost was allocated to expense in 2007. In addition, we are providing the expanded disclosures regarding our defined benefit pension plan assets as of December 31, 2009, as required by the provisions of ASC Topic 715.

Defined benefit plans.  We sponsor various defined benefit pension plans. Non-U.S. employees are covered by plans in their respective countries and a majority of U.S. employees are eligible to participate in a contributory savings plan. The benefits under our plans are based upon years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA (or equivalent non U.S.) regulations plus additional amounts as we deem appropriate.

We expect to contribute the equivalent of approximately $23.9 million to all of our defined benefit pension plans during 2010. Benefit payments to plan participants out of plan assets are expected to be the equivalent of:

Years ending December 31,	Amount
(In millions)
2010	$23.7
2011	24.6
2012	27.6
2013	26.2
2014	27.7
Next 5 years	134.1

The funded status of our non-U.S. defined benefit pension plans is presented in the table below.

	Years ended December 31,
	2008	2009
	(In millions)
Change in projected benefit obligations (“PBO”):
Benefit obligations at beginning of the year	$441.4	$375.5
Service cost	9.6	8.6
Interest cost	17.9	22.1
Participant contributions	1.8	1.6
Actuarial (gains) losses	(23.3)	12.2
Change in currency exchange rates	(47.4)	27.2
Benefits paid	(24.5)	(23.5)

Benefit obligations at end of the year	375.5	423.7

Change in plan assets:
Fair value of plan assets at beginning of the year	303.8	252.8
Actual return on plan assets	(12.6)	31.4
Employer contributions	20.7	23.0
Participant contributions	1.9	1.6
Change in currency exchange rates	(36.6)	21.6
Benefits paid	(24.5)	(23.5)

Fair value of plan assets at end of year	252.7	306.9

Funded status	$(122.8)	$(116.8)

Amounts recognized in the balance sheet:
Noncurrent pension asset	$-	$.3
Accrued pension costs:
Current	(.1)	(1.5)
Noncurrent	(122.7)	(115.6)

Total	$(122.8)	$(116.8)

Accumulated other comprehensive loss:
Actuarial losses	$119.2	$110.8
Prior service cost	5.6	4.8
Net transition obligations	3.2	2.7

Total	$128.0	$118.3

Accumulated benefit obligations (“ABO”)	$343.3	$389.8

The components of our net periodic defined benefit pension cost for our Non-U.S. defined benefit pension plans are presented in the table below. In the fourth quarter of 2008 we recognized a $6.9 million adjustment in connection with the correction of our pension expense previously recognized for 2006 and 2007. The $6.9 million adjustment consisted of $2.0 million of service cost, $4.1 million of interest cost credit and $4.8 million of recognized actuarial gains. The amounts shown below for the amortization of prior service cost, net transition obligations and recognized actuarial losses for 2008, and 2009 were recognized as components of our accumulated other comprehensive income (loss) at December 31, 2007, and 2008 respectively, net of deferred income taxes.

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Net periodic pension cost:
Service cost benefits	$7.9	$9.6	$8.6	$3.6	$5.2
Interest cost on PBO	21.1	17.9	22.1	11.0	11.4
Expected return on plan assets	(15.3)	(18.2)	(15.4)	(7.9)	(8.8)
Recognized actuarial losses (gains)	8.5	(.8)	5.5	2.6	2.7
Amortization of prior service cost	.7	.9	.9	.6	.6
Amortization of net transition obligations	.5	.5	.5	.2	.3

Total	$23.4	$9.9	$22.2	$10.1	$11.4

Certain information concerning our non-U.S. defined benefit pension plans is presented in the table below.

	December 31,
	2008	2009
	(In millions)
Plans for which the ABO exceeds plan assets:
PBO	$325.7	$365.8
ABO	302.6	340.6
Fair value of plan assets	208.4	250.3

The weighted-average rate assumptions used in determining the actuarial present value of benefit obligations for our non-U.S. defined benefit pension plans as of December 31, 2008 and 2009 are presented in the table below.

Rate	December 31,
	2008	2009
Discount rate	5.9%	5.5%
Increase in future compensation levels	3.2%	3.1%

The weighted-average rate assumptions used in determining the net periodic pension cost for our non-U.S. defined benefit pension plans for 2007, 2008 and 2009 are presented in the table below.

Rate	Years ended December 31,
	2007	2008	2009
Discount rate	4.7%	5.5%	5.9%
Increase in future compensation levels	3.0%	3.0%	3.2%
Long-term return on plan assets	6.2%	6.2%	5.9%

Variances from actuarially assumed rates will result in increases or decreases in accumulated pension obligations, pension expense and funding requirements in future periods.

The funded status of our U.S. defined benefit pension plan is presented in the table below.

	Years ended December 31,
	2008	2009
	(In millions)
Change in PBO:
Benefit obligations at beginning of the year	$14.2	$13.9
Interest cost	.9	.8
Actuarial (gains) losses	(.4)	.7
Benefits paid	(.8)	(.8)

Benefit obligations at end of the year	13.9	14.6

Change in plan assets:
Fair value of plan assets at beginning of the year	20.5	11.1
Actual return on plan assets	(8.7)	1.4
Employer contributions	.1	.1
Benefits paid	(.8)	(.8)

Fair value of plan assets at end of year	11.1	11.8

Funded status	$(2.8)	$(2.8)

Amounts recognized in the balance sheet:
Accrued pension costs:
Current	$-	$(.1)
Noncurrent	(2.8)	(2.7)

Total	$(2.8)	$(2.8)

Accumulated other comprehensive loss- actuarial losses	$7.9	$8.0

ABO	$13.9	$14.6

The components of our net periodic defined benefit pension cost for our U.S. defined benefit pension plan is presented in the table below. The amounts shown below for the amortization of prior service cost, net transition obligations and recognized actuarial losses for 2008, and 2009 were recognized as components of our accumulated other comprehensive income (loss) at December 31, 2007 and 2008 respectively, net of deferred income taxes.

	Years ended December 31,
	2007	2008	2009
	(In millions)
Net periodic pension cost:
Interest cost on PBO	$.9	$.9	$.9
Expected return on plan assets	(1.9)	(2.0)	(1.1)
Recognized actuarial losses	-	-	.3

Total	$(1.0)	$(1.1)	$.1

The discount rate assumptions used in determining the actuarial present value of the benefit obligation for our U.S. defined benefit pension plan as of December 31, 2008 and 2009 are 6.1% and 5.7%, respectively. The impact of assumed increases in future compensation levels does not have an effect on the benefit obligation as the plan is frozen with regards to compensation.

The weighted-average rate assumptions used in determining the net periodic pension cost for our U.S. defined benefit pension plan for 2007, 2008 and 2009 are presented in the table below. The impact of assumed increases in future compensation levels does not have an effect on the periodic pension cost as the plan is frozen with regards to compensation.

Rate	Years ended December 31,
	2007	2008	2009
Discount rate	5.8%	6.1%	6.1%
Long-term return on plan assets	10.0%	10.0%	10.0%

Variances from actuarially assumed rates will result in increases or decreases in accumulated pension obligations, pension expense and funding requirements in future periods.

The amounts shown in the above tables for actuarial losses, prior service cost and net transition obligations at December 31, 2008 and 2009 have not yet been recognized as components of our periodic defined benefit pension cost as of those dates. These amounts will be recognized as components of our periodic defined benefit cost in future years. These amounts, net of deferred income taxes, are recognized in our accumulated other comprehensive income (loss) at December 2008 and 2009. We expect approximately $6.0 million, $.9 million and $.5 million of the unrecognized actuarial losses, prior service costs and net transition obligations, respectively, will be recognized as components of our net periodic defined benefit pension cost in 2010.

The table below details the changes in other comprehensive income (loss) during 2007, 2008 and 2009.

	Years Ended December 31,
	2007	2008	2009
	(In millions)
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):
Current year:
Net actuarial gain (loss)	$70.4	$(15.0)	$2.8
Plan amendment	(4.4)	-	-
Amortization of unrecognized:
Net actuarial losses (gains)	8.5	(.8)	5.5
Prior service cost	.7	.9	.8
Net transition obligations	.5	.5	.5
Change in measurement date:
Prior service cost	.2	-	-
Net transition obligations	.1	-	-
Net actuarial losses	2.4	-	-

Total	$78.4	$(14.4)	$9.6

As noted above, we are providing the expanded disclosures regarding our defined benefit pension plan assets as of December 31, 2009, as required by the provisions of ASC Topic 715. The transition provisions of this Topic required us to provide these expanded disclosures on a prospective basis for the December 31, 2009 plan assets only.

In determining the expected long-term rate of return on plan asset assumptions, we consider the long-term asset mix (e.g. equity vs. fixed income) for the assets for each of our plans and the expected long-term rates of return for such asset components. In addition, we receive third-party advice about appropriate long-term rates of return. Such assumed asset mixes are summarized below:

•

In Germany, the composition of our plan assets is established to satisfy the requirements of the German insurance commissioner. Our German pension plan assets represent an investment in a large collective investment fund established and maintained by Bayer AG in which several pension plans, including our German pension plan and Bayer’s pension plans, have invested. These plan assets are a Level 3 input because there is not an active market that approximates the value of our investment in the Bayer investment fund. We determine the fair value of the Bayer plan assets based on periodic reports we receive from the managers of the Bayer plan which are subject to audit by the German pension regulator.

•

In Canada, we currently have a plan asset target allocation of 55% to equity securities and 45% to fixed income securities. We expect the long-term rate of return for such investments to average approximately 125 basis points above the applicable equity or fixed income index. The Canadian assets are Level 1 input because they are traded in active markets.

•

In Norway, we currently have a plan asset target allocation of 14% to equity securities, 72% to fixed income securities and the remainder primarily to liquid investments such as money markets. The expected long-term rate of return for such investments is approximately 9.0%, 5.0% and 4.0%, respectively. The majority of Norwegian plan assets are Level 1 inputs because they are traded in active markets; however a portion of our Norwegian plan assets are invested in certain individualized fixed income insurance contracts for the benefit of each plan participant as required by the local regulators and are therefore a Level 3 input.

•

In the U.S., substantially all of the assets were invested in The Combined Master Retirement Trust (“CMRT”), a collective investment trust sponsored by Contran to permit the collective investment by certain master trusts which fund certain employee benefit plans sponsored by Contran and certain of its affiliates.

The CMRT’s long-term investment objective is to provide a rate of return exceeding a composite of broad market equity and fixed income indices (including the S&P 500 and certain Russell indices) while utilizing both third-party investment managers as well as investments directed by Mr. Simmons. Mr. Simmons is the sole trustee of the CMRT. The trustee of the CMRT, along with the CMRT’s investment committee, of which Mr. Simmons is a member, actively manage the investments of the CMRT.

The CMRT trustee and investment committee do not maintain a specific target asset allocation in order to achieve their objectives, but instead they periodically change the asset mix of the CMRT based upon, among other things, advice they receive from third-party advisors and their expectations regarding potential returns for various investment alternatives and what asset mix will generate the greatest overall return. During the history of the CMRT from its inception in 1988 through December 31, 2009, the average annual rate of return of the CMRT has been 11%. For the years ended December 31, 2007, 2008 and 2009, the assumed long-term rate of return for plan assets invested in the CMRT was 10%. In determining the appropriateness of the long-term rate of return assumption, we primarily rely on the historical rates of return achieved by the CMRT, although we consider other factors as well including, among other things, the investment objectives of the CMRT’s managers and their expectation that such historical returns will in the future continue to be achieved over the long-term.

At December 31, 2009, the portion of the CMRT in which our U.S. plan is invested is represented by investments which are valued using Level 1, Level 2 and Level 3 inputs, with approximately 75% valued using Level 1 inputs, 4% using Level 2 inputs and 21% using Level 3 inputs. The CMRT is not traded on any market. The CMRT unit value is determined semi-monthly, and the plans have the ability to redeem all or any portion of their investment in the CMRT at any time based on the most recent semi-monthly valuation. However, the plans do not have the right to individual assets held by the CMRT and the CMRT has the sole discretion in determining how to meet any redemption request. For purposes of our plan asset disclosure, we consider the investment in the CMRT as a Level 2 input because (i) the CMRT value is established semi-monthly and the plans have the right to redeem their investment in the CMRT, in part or in whole, at anytime based on the most recent value and (ii) approximately 79% of the assets of the CMRT are valued using either Level 1 or Level 2 inputs, which have observable inputs. The total fair value of all of the CMRT assets, including funds of Contran and its other affiliates that also invest in the CMRT, was $399 million and $407 million at December 31, 2008 and 2009, respectively. At December 31, 2009 approximately 50% of the CMRT assets were invested in domestic equity securities with the majority of these being publically traded securities; approximately 7% were invested in publically traded international equity securities; approximately 30% were invested in publically traded fixed income securities; approximately 11% were invested in various privately managed limited partnerships and the remainder was invested in real estate and cash and cash equivalents.

•

We also have plan assets in Belgium and the United Kingdom. The Belgian plan assets are invested in certain individualized fixed income insurance contracts for the benefit of each plan participant as required by the local regulators and are therefore a Level 3 input. The United Kingdom plan assets consist of marketable securities which are Level 1 inputs because they trade in active markets.

We regularly review our actual asset allocation for each of our plans, and periodically rebalance the investments in each plan to more accurately reflect the targeted allocation when we consider it appropriate.

The composition of our December 31, 2009 pension plan assets by asset category and fair value level were as follows:

	Fair Value Measurements at December 31, 2009
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In millions)
Germany	$172.3	$-	$-	$172.3
Canada:				-
Local currency equities	16.6	16.6	-	-
Non local currency equities	24.3	24.3	-	-
Local currency fixed income	26.2	26.2	-	-
Non local currency fixed income	.2	.2	-	-
Cash and other	1.6	1.6	-	-
Norway:
Local currency equities	3.6	3.6	-	-
Non local currency equities	6.4	6.4	-	-
Local currency fixed income	31.9	7.7	-	24.2
Non local currency fixed income	4.4	1.3	-	3.1
Cash and other	10.4	9.7	-	.7
U.S. – CMRT	11.8	-	11.8	-
Other	9.0	2.2	-	6.8

Total	$318.7	$99.8	$11.8	$207.1

A rollforward of the change in fair value of Level 3 assets follows.

Amount
(In millions)
Fair value at December 31, 2008	$178.9
Gain (loss) on assets held at December 31, 2009	19.8
Gain (loss) on assets sold during the year	(1.4)
Assets purchased	20.2
Assets sold	(19.0)
Currency	8.6

Fair value at December 31, 2009	$207.1

Our December 31, 2008 pension plan weighted average asset allocations by asset category were as follows:

	December 31, 2008
	Germany	Canada	Norway	CMRT
Equity securities and limited partnerships	24%	53%	14%	53%
Fixed income securities	52	39	83	43
Real estate	12	-	-	-
Cash, cash equivalents and other	12	8	3	4

Total	100%	100%	100%	100%

Postretirement benefits other than pensions (“OPEB”).  We provide certain health care and life insurance benefits for eligible retired employees. Certain of our Canadian employees may become eligible for such postretirement health care and life insurance benefits if they reach retirement age while working for us. In the U.S., employees who retired after 1998 are not entitled to any such benefits. The majority of all retirees are required to contribute a portion of the cost of their benefits and certain current and future retirees are eligible for reduced health care benefits at age 65. We use a December 31 measurement date for our OPEB plans. We have no OPEB plan assets, rather, we fund medical claims as they are paid. Benefit payments to OPEB plans are expected to be the equivalent of:

Years ending December 31,	Amount
(In millions)
2010	$.8
2011	.7
2012	.7
2013	.7
2014	.6
Next 5 years	3.4

The funded status of our OPEB plans is presented in the table below:

	Years ended December 31,
	2008	2009
	(In millions)

Change in accumulated OPEB obligations:
Obligations at beginning of the year	$12.4	$9.4
Service cost	.3	.2
Interest cost	.7	.6
Actuarial (gains) losses	(1.9)	3.2
Change in currency exchange rates	(1.7)	1.2
Benefits paid from employer contributions	(.4)	(.4)

Obligations at end of the year	9.4	14.2
Fair value of plan assets	-	-

Funded status	$(9.4)	$(14.2)

Amounts recognized in the balance sheet:
Current accrued pension costs	$(.7)	$(.8)
Noncurrent accrued pension costs	(8.7)	(13.4)

Total	$(9.4)	$(14.2)

Accumulated other comprehensive income:
Net actuarial losses	$(1.4)	$1.7
Prior service credit	(.7)	(.5)

Total	$(2.1)	$1.2

The amounts shown in the table above for net actuarial losses and prior service credit at December 31, 2008 and 2009 have not yet been recognized as components of our periodic OPEB cost as of those dates. These amounts will be recognized as components of our periodic OPEB cost in future years. These amounts, net of deferred income taxes, are recognized in our accumulated other comprehensive income (loss). We expect to recognize approximately $.2 million of prior service credit as a component of our periodic OPEB cost in 2010.

The table below details the changes in benefit obligations recognized in accumulated other comprehensive income (loss) during 2007, 2008, and 2009.

	Years Ended December 31,
	2007	2008	2009
	(In Millions)
Changes in benefit obligations recognized in other comprehensive income:
Current year:
Net actuarial gain (loss)	$.2	$1.6	$(3.2)
Plan amendment	.1	-	-
Amortization of unrecognized:
Prior service cost (credit)	(.2)	.2	(.2)
Net actuarial gain (loss)	.1	(.1)	-

Total	$.2	$1.7	$(3.4)

At December 31, 2009, the accumulated OPEB obligations for all OPEB plans was comprised of $2.8 million related to U.S. plans and $11.4 million related to our Canadian plan (2008 - $2.9 million and $6.5 million, respectively).

The components of our periodic OPEB costs are presented in the table below. The amounts shown below for amortization of prior service credit and recognized actuarial losses, net of deferred income taxes, were recognized as components of our accumulated other comprehensive income (loss) at December 31, 2007, 2008 and 2009.

	Years ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)
	(In millions)
Net periodic OPEB cost (credit):
Service cost	$.3	$.3	$.2	$.1	$.2
Interest cost	.7	.7	.6	.3	.4
Amortization of prior service credit	(.2)	(.2)	(.2)	(.1)	(.1)
Recognized actuarial losses	.1	.1	-	-	.1

Total	$.9	$.9	$.6	$.3	$.6

A summary of our key actuarial assumptions used to determine the net benefit obligation as of December 31, 2008 and 2009 are presented in the table below. The weighted average discount rate was determined using the projected benefit obligation as of such dates. The impact of assumed increases in future compensation levels does not have a material effect on the actuarial present value of the benefit obligation as substantially all of such benefits relate solely to eligible retirees, for which compensation is not applicable.

	2008	2009
Healthcare inflation:
Initial rate	8.0%	7.5%
Ultimate rate	5.5%	5.5%
Year of ultimate rate achievement	2015	2014
Weighted average discount rate	6.5%	5.8%

Assumed health care cost trend rates have a significant effect on the amounts we report for health care plans. A one percent change in assumed health care trend rates would have the following effects:

	1% Increase	1% Decrease
	(In millions)
Effect on net OPEB cost during 2009	$.2	$(.2)
Effect at December 31, 2009 on postretirement obligation	2.7	(2.2)

The weighted average discount rate used in determining the net periodic OPEB cost for 2009 was 6.5% (2008 - 6.2%; 2007 - 5.8%). Such weighted average rate was determined using the projected benefit obligation as of the beginning of each year. The impact of assumed increases in future compensation levels does not have a material effect on the net periodic OPEB cost as substantially all of such benefits relate solely to eligible retirees, for which compensation is not applicable. The impact of assumed rate of return on plan assets also does not have a material effect on the net periodic OPEB cost as there were no plan assets as of December 31, 2008 or 2009.

Variances from actuarially-assumed rates will result in additional increases or decreases in accumulated OPEB obligations, net periodic OPEB cost and funding requirements in future periods.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We are eligible for the federal subsidy. We account for the effect of this subsidy prospectively from the date we determined actuarial equivalence. The subsidy did not have a material impact on the applicable accumulated postretirement benefit obligation, and will not have a material impact on the net periodic OPEB cost going forward.

Note 11—Other noncurrent liabilities:

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Reserve for uncertain tax positions	$13.1	$9.5	$10.2
Employee benefits	8.9	9.2	7.9
Insurance claims and expenses	1.8	.3	.3
Other	5.0	4.2	4.1

Total	$28.8	$23.2	$22.5

Note 12—Common stock compensation and other stock transactions:

NL common stock options held by our employees.  Certain of our employees have been granted nonqualified options to purchase NL common stock under the terms of certain option plans sponsored by NL. Generally, the stock options are granted at a price equal to or greater than 100% of the market price of NL’s common stock at the date of grant, vest over a five-year period and expire ten years from the date of grant.

At December 31, 2009, our employees held options to purchase approximately 81,000 shares of NL common stock, all of which were exercisable. These options are exercisable at various dates through 2011; 18,000 have an exercise price of $5.63 per share and 63,000 have an exercise price of $11.49 per share. At December 31, 2009, the quoted market price of NL’s common stock was $6.94 per share. No options were exercised during 2007. During 2008 and 2009, 600 and 6,950 options were exercised, respectively.

Long-term incentive compensation plan.  We have a long-term incentive compensation plan that provides for the discretionary grant of, among other things, qualified incentive stock options, nonqualified stock options, restricted common stock, stock awards and stock appreciation rights. Up to 150,000 shares of our common stock may be issued pursuant to this plan. As of December 31, 2009, no options had been granted pursuant to this plan, and 122,500 shares were available for future grants. During each of 2007 and 2008 we awarded an aggregate of 3,500 shares of our common stock pursuant to this plan to members of our board of directors, and we awarded an aggregate of 10,500 shares to the board members in 2009.

Note 13—Related party transactions:

We may be deemed to be controlled by Harold C. Simmons. See Note 1. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held noncontrolling interest in another related party. While no transactions of the type described above are planned or proposed with respect to us other than as set forth in these financial statements, we continuously consider, review and evaluate, and understand that Contran and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that we might be a party to one or more such transactions in the future.

Current receivables from and payables to affiliates are summarized in the table below.

	December 31,		June 30, 2010
	2008	2009
			(unaudited)
	(In millions)
Current receivables from affiliate:
Income taxes receivable from Valhi	$1.2	$-	$-
Other	.2	.1	-

Total	$1.4	$.1	$-

Current payables to affiliates:
LPC	$14.3	$12.0	$10.9
Income taxes payable to Valhi	.4	.4	.6
Other	-	.2	-

Total	$14.7	$12.6	$11.5

Noncurrent note payable to NL	$19.2	$-	$-

Noncurrent note payable to Contran	$-	$-	$31.6

Amounts payable to LPC are generally for the purchase of TiO2 (see Note 6). Purchases of TiO2 from LPC were $124.6 million in 2007, $140.3 million in 2008, and $121.1 million in 2009.

In April, 2010, we entered into an unsecured revolving credit note with Contran pursuant to which we may borrow up to $40 million. See Note 8.

Under the terms of various intercorporate services agreements (“ISAs”) entered into between us and various related parties, including Contran, employees of one company will provide certain management, tax planning, financial and administrative services to the other company on a fee basis. Such charges are based upon estimates of the time devoted by the employees of the provider of the services to the affairs of the recipient, and the compensation and associated expenses of such persons. Because of the large number of companies affiliated with Contran, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial and administrative staffs duplicated at each entity, thus allowing certain individuals to provide services to multiple companies but only be compensated by one entity. The net ISA fee charged to us, approved by the independent members of our board of directors, is included in selling, general and administrative expense and corporate expense and was $6.5 million in 2007, $6.8 million in 2008 and $7.4 million in 2009.

Tall Pines Insurance Company, and EWI RE, Inc. provide for or broker certain insurance policies for Contran and certain of its subsidiaries and affiliates, including ourselves. Tall Pines and EWI are subsidiaries of Valhi. Consistent with insurance industry practices, Tall Pines and EWI receive commissions from insurance and reinsurance underwriters and/or assess fees for the policies that they provide or broker. The aggregate premiums paid to Tall Pines and EWI by us and our joint venture were $8.7 million in 2007, $8.5 million in 2008 and $8.5 million in 2009. These amounts principally included payments for insurance and reinsurance premiums paid to third parties, but also included commissions paid to Tall Pines and EWI. Tall Pines purchases reinsurance for substantially all of the risks it underwrites. We expect these relationships with Tall Pines and EWI will continue in 2010.

Contran and certain of its subsidiaries and affiliates, including us, purchase certain of their insurance policies as a group, with the costs of the jointly-owned policies being apportioned among the participating companies. With respect to certain of such policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, Contran and certain of its subsidiaries and affiliates, including us, have entered into a loss sharing agreement under which any uninsured loss is shared by those entities who have submitted claims under the relevant policy. We believe the benefits, in the form of reduced premiums and broader coverage associated with the group coverage for such policies, justifies the risk associated with the potential for any uninsured loss.

Note 14—Commitments and contingencies:

Environmental matters.  Our operations are governed by various environmental laws and regulations. Certain of our operations are and have been engaged in the handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws and regulations. As with other companies engaged in similar businesses, certain of our past and current operations and products have the potential to cause environmental or other damage. We have implemented and continue to implement various policies and programs in an effort to minimize these risks. Our policy is to maintain compliance with applicable environmental laws and regulations at all of our facilities and to strive to improve our environmental performance. From time to time, we may be subject to environmental regulatory enforcement under U.S. and non U.S. statutes, resolution of which typically involves the establishment of compliance programs. It is possible that future developments, such as stricter requirements of environmental laws and enforcement policies thereunder, could adversely affect our production, handling, use, storage, transportation, sale or disposal of such substances. We believe all of our plants are in substantial compliance with applicable environmental laws.

Litigation matters.  We are involved in various environmental, contractual, product liability, patent (or intellectual property), employment and other claims and disputes incidental to our business. We currently believe the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In March 2010, we were served with two complaints: Haley Paint v. E.I. Dupont de Nemours and Company, et al. (United States District Court, Northern Division of Maryland, Case No. 1:10-cv-00318-RDB); and Issac Industries, Inc. v. E.I. Dupont de Nemours and Company, et al. (United States District Court, Northern Division of Maryland, Case No. 1:10-cv-00323-RDB). Defendants in both cases include us, E.I. Du Pont de Nemours & Company, Huntsman International LLC, Millennium Inorganic Chemicals, Inc. and the National Titanium Dioxide Company Limited (d/b/a Cristal). In each case, the nominal plaintiff seeks to represent a class consisting of all persons and entities that purchased titanium dioxide in the United States directly from one or more of the defendants on or after March 1, 2002. The complaints allege that the defendants conspired and combined to fix, raise, maintain, and stabilize the price at which titanium dioxide was sold in the United States and engaged in other anticompetitive conduct. We intend to deny all allegations of wrongdoing and liability and will defend vigorously against all claims.

Concentrations of credit risk.  Sales of TiO2 accounted for approximately 90% of our sales during each of the past three years. The remaining sales result from the mining and sale of ilmenite ore (a raw material used in the sulfate pigment production process), and the manufacture and sale of iron-based water treatment chemicals and certain titanium chemical products (derived from co-products of the TiO2 production processes). TiO2 is generally sold to the paint, plastics and paper industries. Such markets are generally considered “quality-of-life” markets whose demand for TiO2 is influenced by the relative economic well-being of the various geographic regions. We sell TiO2 to over 4,000 customers, with the top ten customers approximating 27% of net sales in each of 2007 and 2008 and 28% in 2009. We did not have sales to a single customer comprising over 10% of our net sales in any of the previous three years. The table below shows the approximate percentage of our TiO2 sales by volume for our significant markets, Europe and North American, for the last three years.

	2007	2008	2009
Europe	54%	53%	53%
North America	34%	34%	32%

Long-term contracts.  We have long-term supply contracts that provide for our TiO2 feedstock requirements through 2014. The agreements require us to purchase certain minimum quantities of feedstock with minimum purchase commitments aggregating approximately $549 million at December 31, 2009. In addition, we have other long-term supply and service contracts that provide for various raw materials and services. These agreements require us to purchase certain minimum quantities or services with minimum purchase commitments aggregating approximately $176 million at December 31, 2009.

Operating leases.  Our principal German operating subsidiary leases the land under its Leverkusen TiO2 production facility pursuant to a lease with Bayer that expires in 2050. The Leverkusen facility itself, which we own and which represents approximately one-third of our current TiO2 production capacity, is located within Bayer’s extensive manufacturing complex. We periodically establish the amount of rent for the land lease associated with the Leverkusen facility by agreement with Bayer for periods of at least two years at a time. The lease agreement provides for no formula, index or other mechanism to determine changes in the rent for such land lease; rather, any change in the rent is subject solely to periodic negotiation between Bayer and ourselves. We recognize any change in the rent based on such negotiations as part of lease expense starting from the time such change is agreed upon by both parties, as any such change in the rent is deemed “contingent rentals” under GAAP. Under a separate supplies and services agreement expiring in 2011, Bayer provides some raw materials, including chlorine, auxiliary and operating materials, utilities and services necessary to operate the Leverkusen facility.

We also lease various other manufacturing facilities and equipment. Some of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases we expect that, in the normal course of business, such leases will be renewed or replaced by other leases. Net rent expense approximated $11 million in 2007, $12 million in 2008 and $11 million in 2009. At December 31, 2009, future minimum payments under noncancellable operating leases having an initial or remaining term of more than one year were as follows:

Years ending December 31,	Amount
(In millions)
2010	$5.4
2011	3.5
2012	2.9
2013	2.1
2014	1.0
2015 and thereafter	20.0

Total	$34.9

Approximately $22 million of the $34.9 million aggregate future minimum rental commitments at December 31, 2009 relates to our Leverkusen facility lease discussed above. The minimum commitment amounts for such lease included in the table above for each year through the 2050 expiration of the lease are based upon the current annual rental rate as of December 31, 2009. As discussed above, any change in the rent is based solely on negotiations between Bayer and ourselves, and any such change in the rent is deemed “contingent rentals” under GAAP which is excluded from the future minimum lease payments disclosed above.

Income taxes.  We and Valhi have agreed to a policy providing for the allocation of tax liabilities and tax payments as described in Note 1. Under applicable law, we, along with every other member of the Contran Tax Group, are each jointly and severally liable for the aggregate federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. Valhi has agreed, however, to indemnify us for any liability for income taxes of the Contran Tax Group in excess of our tax liability previously computed and paid by us in accordance with the tax allocation policy.

Note 15—Financial instruments:

The following table summarizes the valuation of our financial instruments recorded on a fair value basis as of December 31, 2008 and 2009:

	Fair Value Measurements
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In millions)
December 31, 2008:
Currency forward contracts	$(1.6)	$(1.6)	$-	$-

December 31, 2009:
Currency forward contracts	1.6	1.6	-	-

June 30, 2010 (unaudited):
Currency forward contracts	(3.1)	(3.1)	-	-

Certain of our sales generated by our non-U.S. operations are denominated in U.S. dollars. We periodically use currency forward contracts to manage a very nominal portion of currency exchange rate risk associated with trade receivables denominated in a currency other than the holder’s functional currency or similar exchange rate risk associated with future sales. We have not entered into these contracts for trading or speculative purposes in the past, nor do we currently anticipate entering into such contracts for trading or speculative purposes in the future. Derivatives used to hedge forecasted transactions and specific cash flows associated with financial assets and liabilities denominated in currencies other than the U.S. dollar and which meet the criteria for hedge accounting are designated as cash flow hedges. Consequently, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the time the hedged item affects earnings. Contracts that do not meet the criteria for hedge accounting are marked-to-market at each balance sheet date with any resulting gain or loss recognized in income currently as part of net currency transactions. The fair value of the currency forward contracts is determined using Level 1 inputs based on the currency spot forward rates quoted by banks or currency dealers. At December 31, 2009, we had currency forward contracts to exchange an aggregate euro 21.4 million for an equivalent value of Norwegian Kroner at exchange rates ranging from kroner 8.47 to kroner 9.21 per euro. These contracts with DnB Nor Bank ASA mature from January 2010 through December 2010 and are subject to early redemption provisions at our option. At December 31, 2009, the actual exchange rate was kroner 8.30 per euro.

The estimated fair value of such currency forward contracts at December 31, 2009 was a $1.6 million net asset which is recognized as part of Prepaid Expenses in our Consolidated Balance Sheet and a corresponding $1.6 million currency transaction gain in our Consolidated Statement of Operations. To the extent we held such contracts during 2007, 2008 and 2009, we did not use hedge accounting for any of our contracts.

At June 30, 2010, we had currency forward contracts to exchange:

•

an aggregate of $44.0 million for an equivalent value of Canadian dollars at exchange rates ranging from Cdn. $1.04 to Cdn. $1.08 per U.S. dollar. These contracts with Wachovia Bank, National Association, mature from July 2010 through May 2011 at a rate of $4 million per month, subject to early redemption provisions at our option. At June 30, 2010, the actual exchange rate was Cdn. $1.03 per U.S. dollar;

•

an aggregate $52.1 million for an equivalent value of Norwegian kroner at exchange rates ranging from kroner 5.88 to kroner 6.60 per U.S. dollar. These contracts with DnB Nor Bank ASA mature from July 2010 through July 2011 at a rate of $2.3 million to $5.5 million per month. At June 30, 2010, the actual exchange rate was kroner 6.44 per U.S. dollar; and

•

an aggregate euro 10.6 million for an equivalent value of Norwegian kroner at exchange rates ranging from kroner 8.47 to kroner 9.08 per euro. These contracts with DnB Nor Bank ASA mature from July 2010 through December 2010 at a rate of euro 1.6 million to euro 1.8 million per month, subject to early redemption provisions at our option. At June 30, 2010, the actual exchange rate was kroner 7.97 per euro.

The estimated fair value of our currency forward contracts at June 30, 2010 was a $3.1 million net liability, which is included in our Condensed Consolidated Balance Sheet as (i) $1.2 million recognized as part of Prepaid Expenses and Other Current Assets and (ii) $4.3 million recognized as a part of Accounts Payable and Accrued Liabilities. There is also a corresponding $3.1 million currency transaction loss in our Condensed Consolidated Statements of Operations. We are not currently using hedge accounting for our outstanding currency forward contracts at June 30, 2010, and we did not use hedge accounting for any of such contracts we previously held earlier in 2010 and during 2009.

•

In addition to the currency forward contracts discussed above, early in the third quarter of 2010 we entered into currency forward contracts to exchange an aggregate of $8 million for an equivalent value of Canadian dollars at an exchange rate of Cdn. $1.06 per U.S. dollar. These contracts with Wachovia Bank, National Association, mature from June 2011 through July 2011 and are subject to early redemption provisions at our option.

The following table presents the financial instruments that are not carried at fair value but which require fair value disclosure as of December 31, 2008 and 2009 and June 30, 2010.

	December 31, 2008		December 31, 2009		June 30, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
					(unaudited)
Cash, cash equivalents, restricted cash	$15.1	$15.1	$32.8	$32.8	$35.3	$35.3
Notes payable and long-term debt:
Fixed rate with market quotes - 6.5% Senior Secured Notes	$560.0	$129.4	$574.6	$466.2	$493.3	$422.0
U.S. Bank credit facility	13.7	13.7	16.7	16.7	-	-
European credit facility	42.2	42.2	13.0	13.0	18.6	18.6
Revolving note with NL	19.2	19.2	-	-	-	-
Revolving note with Contran	-	-	-	-	31.6	31.6
Common stockholders’ equity	317.9	570.4	312.5	795.8	362.1	955.1

At December 31, 2008 and 2009, the estimated market price of the 6.5% Notes was approximately euro 230 and euro 809 per euro 1,000 principal amount, respectively and at June 30, 2010, the estimated market price of the 6.5% Senior Secured Notes was approximately euro 853 per euro 1,000 principal amount. Fair value of our restricted marketable debt securities and the fair value of our common stockholders’ equity are based upon quoted market prices at each balance sheet date, which represent Level 1 inputs. The fair value of our 6.5% Notes are also based on quoted market prices at each balance sheet date; however, these quoted market prices represent Level 2 inputs because the markets in which the Notes trade are not active. The fair values of variable interest rate debt are deemed to approximate book value. Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. See Notes 1 and 16.

Note 16—Recent accounting pronouncements:

Benefit Plan Asset Disclosures—During the fourth quarter of 2008, the FASB issued FSP SFAS 132 (R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, which is now included with ASC Topic

715-20 Defined Benefit Plans. This statement amends SFAS No. 87, 88 and 106 to require expanded disclosures about employers’ pension plan assets. FSP 132 (R)-1 became effective for us beginning with this annual report, and we have provided the expanded disclosures about our pension plan assets in Note 10.

Derivative Disclosures—In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, which is now included with ASC Topic 815 Derivatives and Hedging. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities to provide enhanced disclosures about how and why we use derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how derivative instruments and related hedged items affect our financial position and performance and cash flows. This statement became effective for us in the first quarter of 2009. We periodically use currency forward contracts to manage a portion of our currency exchange rate market risk associated with trade receivables or future sales. In addition, we periodically use commodity contracts to manage a portion of our natural gas market risk. The contracts we have outstanding at December 31, 2009 are marked to market at each balance sheet date and are not accounted for under hedge accounting. See Note 15. Because our prior disclosures regarding these forward contracts substantially met all of the applicable disclosure requirements of the new standard, its effectiveness did not have a significant effect on our Consolidated Financial Statements.

Other-Than-Temporary-Impairments—In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which is now included with ASC Topic 320 Debt and Equity Securities. The FSP amends existing guidance for the recognition and measurement of other-than-temporary impairments for debt and equity securities classified as available-for-sale and held-to-maturity and expands the disclosure requirements for interim and annual periods for available-for-sale and held-to-maturity debt and equity securities, including information about investments in an unrealized loss position for which an other-than-temporary impairment has or has not been recognized. This FSP became effective for us in the second quarter of 2009 and its adoption did not have a material effect on our Consolidated Financial Statements.

Fair Value Disclosures—Also in April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which is now included with ASC Topic 825 Financial Instruments. This FSP will require us to disclose the fair value of all financial instruments for which it is practicable to estimate the value, whether recognized or not recognized in the statement of financial position, as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments for interim as well as annual periods. Prior to the adoption of the FSP we were only required to disclose this information annually. This FSP became effective for us in the second quarter of 2009, see Note 15.

Subsequent Events—In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which is now included with ASC Topic 855 Subsequent Events, which was subsequently amended by Accounting Standards Update (“ASU”) 2010-9. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, which are referred to as subsequent events. The statement clarifies existing guidance on subsequent events including a requirement that a public entity should evaluate subsequent events through the issue date of the financial statements, the determination of when the effects of subsequent events should be recognized in the financial statements and disclosures regarding all subsequent events. SFAS No. 165 became effective for us in the second quarter of 2009 and its adoption did not have a material effect on our Consolidated Financial Statements.

Uncertain Tax Positions.  On January 1, 2007, we adopted FIN 48, Accounting for Uncertain Tax Positions, which is now included with ASC Topic 740 Income Taxes. FIN 48 clarifies when and how much of a benefit we can recognize in our consolidated financial statements for certain positions taken in our income tax returns and enhances the disclosure requirements for our income tax policies and reserves. Among other things, FIN 48 prohibits us from recognizing the benefits of a tax position unless we believe it is more-likely-than-not our position will prevail with the applicable tax authorities and limits the amount of the benefit to the largest amount for which we believe the likelihood of realization is greater than 50%. FIN 48 also requires companies to accrue penalties and interest on the difference between tax positions taken on their tax returns and the amount of benefit recognized for financial reporting purposes under the new standard. We are required to classify any future reserves for uncertain tax positions in a separate current or noncurrent liability, depending on the nature of the tax position.

Upon adoption of FIN 48 on January 1, 2007, we increased our existing reserve for uncertain tax positions, which we previously classified as part of our deferred income taxes, from $14.1 million to $16.3 million and accounted for such $2.2 million increase as a reduction of retained earnings in accordance with the transition provisions of the new standard.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. The amount of interest and penalties we accrued during 2007, 2008 and 2009 was not material, and at December 31, 2007, 2008, and 2009, we had $3.0 million, $2.7 million, and $2.5 million, respectively, accrued for interest and penalties for our uncertain tax positions.

The following table shows the changes in the amount of our uncertain tax positions (exclusive of the effect of interest and penalties) during 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(In Millions)
Changes in unrecognized tax benefits:
Unrecognized tax benefits at beginning of year	$12.6	$11.9	$10.4
Net increase (decrease):
Tax positions taken in prior periods	(1.9)	(1.1)	(5.0)
Tax positions taken in current period	2.2	1.8	.9
Settlements with taxing authorities – cash paid	(.3)	(.1)	-
Lapse of applicable statute of limitations	(1.7)	(.7)	-
Change in currency exchange rates	1.0	(1.4)	.7

Unrecognized tax benefits at end of year	$11.9	$10.4	$7.0

If our uncertain tax positions were recognized, a benefit of $14.9 million, $13.1 million, and $9.5 million would affect our effective income tax rates from continuing operations for 2007, 2008, and 2009 respectively. We currently estimate that our unrecognized tax benefits will not change materially during the next twelve months.

We file income tax returns in various U.S. federal, state and local jurisdictions. We also file income tax returns in various non U.S. jurisdictions, principally in Germany, Canada, Belgium and Norway. Our domestic income tax returns prior to 2006 are generally considered closed to examination by applicable tax authorities. Our non U.S. income tax returns are generally considered closed to examination for years prior to 2005 for Germany, 2006 for Belgium, 2004 for Canada and 2000 for Norway.

Note 17—Quarterly results of operations (unaudited):

	Quarter ended
	March 31	June 30	September 30	December 31
	(In millions, except per share data)
Year ended December 31, 2008
Net sales	$332.5	$391.9	$345.6	$246.9
Gross margin	57.1	59.2	50.4	53.9

Net income (loss)	(.4)	5.8	(3.6)	7.2
Basic and diluted earnings (loss) per common share	$(.01)	$.12	$(.07)	$.15

Year ended December 31, 2009
Net sales	$248.0	$282.0	$310.1	$301.9
Gross margin	4.1	14.1	59.5	52.6

Net income (loss)	(26.6)	(21.8)	8.6	5.1
Basic and diluted earnings (loss) per common share	$(.54)	$(.45)	$.17	$.11

Six months ended June 30, 2010
Net sales	$319.7	$380.1
Gross margin	60.5	85.2

Net income	42.8	19.3
Basic and diluted earnings per common share	$.87	$.39

In the second quarter of 2008, we recognized a $7.2 million income tax benefit related to a favorable resolution of certain income tax issues in Germany. See Note 9. In the fourth quarter of 2008, we recognized a $6.9 million adjustment ($4.8 million, net of income taxes) in connection with the correction of our pension expense previously recognized for 2006 and 2007. See Note 10.

In the fourth quarter of 2009 we recognized a non-cash $4.7 million income tax benefit related to a net decrease in our reserve for uncertain tax positions. See Note 16. Also in the fourth quarter of 2009, we recognized a $.9 million adjustment ($.6 million, net of income taxes) in connection with the correction of our employee benefit expense previously recognized for 2007, 2008 and the first three quarters of 2009.

As a consequence of a European Court ruling that resulted in a favorable resolution of certain income tax issues in Germany, during the first quarter of 2010 the German tax authorities agreed to an increase in our German net operating loss carryforwards. Accordingly, we recognized a non-cash income tax benefit of $35.2 million in the first quarter of 2010.

The sum of the quarterly per share amounts may not equal the annual per share amounts due to relative changes in the weighted average number of shares used in the per share computations.

7,800,000 Shares

Common Stock

PROSPECTUS

                    , 2010

Wells Fargo Securities

Deutsche Bank Securities

Stephens Inc.

BB&T Capital Markets

Oppenheimer & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than selling or underwriting discounts and commissions, to be incurred by us in connection with the issuance and distribution of the securities being registered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, all fees and expenses set forth below are estimates.

SEC registration fee	$25,007
FINRA filing fee	35,573
NYSE filing fee	37,440
Printing and engraving expenses	30,000
Legal fees and expenses	250,000
Accounting fees and expenses	175,000
Miscellaneous	21,980

Total	$575,000

* To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporate Law (the “DGCL”) permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Registrant’s First Amended and Restated Certificate of Incorporation provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

Section 145 of the DGCL contains provisions permitting Delaware corporations to indemnify their directors, officers, employees or agents against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that (i) such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) in the case of a criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. In the case of actions or suits by or in the right of the corporation, no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper. Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper in the circumstances because the indemnified person has met the applicable standard of conduct. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders of the corporation. To the extent that a director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b) of Section 145, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

The amended and restated bylaws (the “Bylaws”) of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by the DGCL from and against all expenses (including attorneys’ fees), liabilities or other matters arising out of their status as such or their acts, omissions or services rendered by such persons in such capacities or otherwise while serving at the request of the registrant. The Bylaws also provide that the registrant may indemnify any person who is not at the time a current director or officer of the registrant to the fullest extent permitted by the DGCL. As provided in the Bylaws, reasonable expenses (including attorneys’ fees) incurred by a director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding by reason of his or her status as a director or officer of the registrant or services rendered by such persons in such capacities or otherwise at the request of the registrant shall be paid by the registrant in advance of the final disposition of such proceeding upon receipt of a written undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the registrant as authorized in the Bylaws.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Included as exhibits are the items listed in the Exhibit Index. We will furnish a copy of any of the exhibits listed below upon payment of $4.00 per exhibit to cover our costs to furnish the exhibits. Pursuant to Item 601(b)(4)(iii) of Regulation S-K, any instrument defining the rights of holders of long-term debt issues and other agreements related to indebtedness which did not exceed 10% of consolidated total assets as of December 31, 2009 will be furnished to the Commission upon request.

Item No.	Exhibit Index

1.1++	Form of Underwriting Agreement dated , 2010 between Kronos Worldwide, Inc. and Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc., as representatives of the several underwriters named therein.

2.1	Form of Distribution Agreement between NL Industries, Inc. and Kronos Worldwide, Inc. – incorporated by reference to Exhibit 2.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

3.1	First Amended and Restated Certificate of Incorporation of Kronos Worldwide, Inc. – incorporated by reference to Exhibit 3.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

3.2	Amended and Restated Bylaws of Kronos Worldwide, Inc. as of October 25, 2007 – incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (File No. 001-31763) filed with the U.S. Securities and Exchange Commission on October 31, 2007.

4.1	Indenture governing the 6.5% Senior Secured Notes due 2013, dated as of April 11, 2006, between Kronos International, Inc. and The Bank of New York, as trustee - incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.2	Form of certificate of Series A 6.5% Senior Secured Note due 2013 - incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.3	Form of certificate of Series B 6.5% Senior Secured Note due 2013 - incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.4	Purchase Agreement dated April 5, 2006 between Kronos International, Inc. and Deutsche Bank AG London - incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.5	Registration Rights Agreement dated as of April 11, 2006 between Kronos International, Inc. and Deutsche Bank AG London - incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.6	Collateral Agency Agreement, dated April 11, 2006, among The Bank of New York, U.S. Bank, N.A. and Kronos International, Inc. - incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.7	Security Over Shares Agreement, dated April 11, 2006, between Kronos International, Inc. and The Bank of New York - incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.8	Pledge of Shares (shares in Kronos Denmark ApS), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.9	Pledge Agreement (shares in Societe Industrielle du Titane S.A.), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.10	Share Pledge Agreement (shares in Kronos Titan GmbH), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.10 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.11	Form of common stock certificate – incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

5.1+++	Opinion of Locke Lord Bissell & Liddell LLP as to the validity of the securities being registered hereunder.

10.1	Form of Tax Agreement between Valhi, Inc. and Kronos Worldwide, Inc. – incorporated by reference to Exhibit 10.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

10.2	Intercorporate Services Agreement by and between Contran Corporation and Kronos Worldwide, Inc., effective as of January 1, 2004 – incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Registrant (File No. 001-31763) for the quarter ended March 31, 2004.

10.3*	Form of Kronos Worldwide, Inc. 2003 Long-Term Incentive Plan – incorporated by reference to Exhibit 10.4 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

10.4	Euro 80,000,000 Facility Agreement, dated June 25, 2002, among Kronos Titan GmbH & Co. OHG, Kronos Europe S.A./N.V., Kronos Titan A/S and Titania A/S, as borrowers, Kronos Titan GmbH & Co. OHG, Kronos Europe S.A./N.V. and Kronos Norge AS, as guarantors, Kronos Denmark ApS, as security provider, Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent and security agent, and KBC Bank NV, as fronting bank, and the financial institutions listed in Schedule 1 thereto, as lenders - incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NL Industries, Inc. (File No. 001-00640) for the quarter ended June 30, 2002.

10.5	First Amendment Agreement, dated September 3, 2004, Relating to a Facility Agreement dated June 25, 2002 among Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS and Titania A/S, as borrowers, Kronos Titan GmbH, Kronos Europe S.A./N.V. and Kronos Norge AS, as guarantors, Kronos Denmark ApS, as security provider, with Deutsche Bank Luxembourg S.A., acting as agent – incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Registrant dated November 17, 2004 (File No. 333-119639).

10.6	Second Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of June 14, 2005 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A. as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V, Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS – incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-100047) for the year ended December 31, 2009.

10.7	Third Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of May 26, 2008 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A.,/N.V, Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS – incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-100047) for the year ended December 31, 2009.

10.8	Fourth Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of September 15, 2009 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS – incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-1000047) for the year ended December 31, 2009.

10.9	Lease Contract, dated June 21, 1952, between Farbenfabriken Bayer Aktiengesellschaft and Titangesellschaft mit beschrankter Haftung (German language version and English translation thereof)- incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K (File No. 001-00640) of NL Industries, Inc. for the year ended December 31, 1985.

10.10	Master Technology Exchange Agreement, dated as of October 18, 1993, among Kronos Worldwide, Inc. (f/k/a Kronos, Inc.), Kronos Louisiana, Inc., Kronos International, Inc., Tioxide Group Limited and Tioxide Group Services Limited - incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-00640) of NL Industries, Inc. for the quarter ended September 30, 1993.

10.11	Form of Assignment and Assumption Agreement, dated as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit 10.9 to Kronos International, Inc.’s Registration Statement on Form S-4 (File No. 333-100047).

10.12	Form of Cross License Agreement, effective as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit to Kronos International, Inc.’s Registration Statement on Form S-4 (File No. 333-100047).

10.13	Formation Agreement dated as of October 18, 1993 among Tioxide Americas Inc., Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.2 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.14	Joint Venture Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.3 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.15	Kronos Offtake Agreement dated as of October 18, 1993 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.4 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.16	Amendment No. 1 to Kronos Offtake Agreement dated as of December 20, 1995 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.22 to NL Industries, Inc.’s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995.

10.17	Tioxide Americas Offtake Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.5 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.18	Amendment No. 1 to Tioxide Americas Offtake Agreement dated as of December 20, 1995 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.24 to NL Industries, Inc.’s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995.

10.19	Parents’ Undertaking dated as of October 18, 1993 between ICI American Holdings Inc. and Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) - incorporated by reference to Exhibit 10.9 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.20	Allocation Agreement dated as of October 18, 1993 between Tioxide Americas Inc., ICI American Holdings, Inc., Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.10 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.21	Insurance sharing agreement dated October 30, 2003 by and among CompX International Inc., Contran Corporation, Keystone Consolidated Industries, Inc., Titanium Metals Corp., Valhi, Inc., NL Industries, Inc. and Kronos Worldwide, Inc. – incorporated by reference to Exhibit 10.48 to NL Industries, Inc.’s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2003.

21.1	Subsidiaries of the Registrant – incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K (File No. 001-31763) for the year ended December 31, 2009.

23.1+++	Consent of Locke Lord Bissell & Liddell LLP.

23.2+	Consent of PricewaterhouseCoopers LLP.

24.1+++	Power of Attorney.

99.1+++	Financial statement schedule I of Kronos Worldwide, Inc.

*	Management contract, compensatory plan or arrangement.

+	Filed herewith.

++	To be filed by amendment.

+++	Previously filed.

(b)	Financial Statement Schedules.

Schedule I, including the report of the independent registered public accounting firm related thereto, is included as Exhibit 99.1.

Schedules II, III and IV are omitted because they are not applicable.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)      For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)      For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, state of Texas, on October 22, 2010.

KRONOS WORLDWIDE, INC.

By:	/s/ Gregory M. Swalwell
Gregory M. Swalwell Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title and Capacity	Date

* Harold C. Simmons	Chairman of the Board	October 22, 2010

* Steven L. Watson	Vice Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 22, 2010

* Keith R. Coogan	Director	October 22, 2010

* George E. Poston	Director	October 22, 2010

* Glenn R. Simmons	Director	October 22, 2010

* R. Gerald Turner	Director	October 22, 2010

* C. H. Moore, Jr.	Director	October 22, 2010

/s/Gregory M. Swalwell Gregory M. Swalwell	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 22, 2010

/s/ Tim C. Hafer Tim C. Hafer	Vice President and Controller (Principal Accounting Officer)	October 22, 2010

*	By:	/s/ Gregory M. Swalwell
Attorney-in-Fact

EXHIBIT INDEX

Included as exhibits are the items listed in the Exhibit Index. We will furnish a copy of any of the exhibits listed below upon payment of $4.00 per exhibit to cover our costs to furnish the exhibits. Pursuant to Item 601(b)(4)(iii) of Regulation S-K, any instrument defining the rights of holders of long-term debt issues and other agreements related to indebtedness which did not exceed 10% of consolidated total assets as of December 31, 2009 will be furnished to the Commission upon request.

Item No.	Exhibit Index

1.1++	Form of Underwriting Agreement dated , 2010 between Kronos Worldwide, Inc. and Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Stephens Inc., as representatives of the several underwriters named therein.

2.1	Form of Distribution Agreement between NL Industries, Inc. and Kronos Worldwide, Inc. – incorporated by reference to Exhibit 2.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

3.1	First Amended and Restated Certificate of Incorporation of Kronos Worldwide, Inc. – incorporated by reference to Exhibit 3.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

3.2	Amended and Restated Bylaws of Kronos Worldwide, Inc. as of October 25, 2007 – incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (File No. 001-31763) filed with the U.S. Securities and Exchange Commission on October 31, 2007.

4.1	Indenture governing the 6.5% Senior Secured Notes due 2013, dated as of April 11, 2006, between Kronos International, Inc. and The Bank of New York, as trustee - incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.2	Form of certificate of Series A 6.5% Senior Secured Note due 2013 - incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.3	Form of certificate of Series B 6.5% Senior Secured Note due 2013 - incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.4	Purchase Agreement dated April 5, 2006 between Kronos International, Inc. and Deutsche Bank AG London - incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.5	Registration Rights Agreement dated as of April 11, 2006 between Kronos International, Inc. and Deutsche Bank AG London - incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.6	Collateral Agency Agreement, dated April 11, 2006, among The Bank of New York, U.S. Bank, N.A. and Kronos International, Inc. - incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.7	Security Over Shares Agreement, dated April 11, 2006, between Kronos International, Inc. and The Bank of New York - incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.8	Pledge of Shares (shares in Kronos Denmark ApS), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.9	Pledge Agreement (shares in Societe Industrielle du Titane S.A.), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.10	Share Pledge Agreement (shares in Kronos Titan GmbH), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.10 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.11	Form of common stock certificate – incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

5.1+++	Opinion of Locke Lord Bissell & Liddell LLP as to the validity of the securities being registered hereunder.

10.1	Form of Tax Agreement between Valhi, Inc. and Kronos Worldwide, Inc. – incorporated by reference to Exhibit 10.1 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

10.2	Intercorporate Services Agreement by and between Contran Corporation and Kronos Worldwide, Inc., effective as of January 1, 2004 – incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Registrant (File No. 001-31763) for the quarter ended March 31, 2004.

10.3*	Form of Kronos Worldwide, Inc. 2003 Long-Term Incentive Plan – incorporated by reference to Exhibit 10.4 of the Registration Statement on Form 10 of the Registrant (File No. 001-31763).

10.4	Euro 80,000,000 Facility Agreement, dated June 25, 2002, among Kronos Titan GmbH & Co. OHG, Kronos Europe S.A./N.V., Kronos Titan A/S and Titania A/S, as borrowers, Kronos Titan GmbH & Co. OHG, Kronos Europe S.A./N.V. and Kronos Norge AS, as guarantors, Kronos Denmark ApS, as security provider, Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent and security agent, and KBC Bank NV, as fronting bank, and the financial institutions listed in Schedule 1 thereto, as lenders - incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NL Industries, Inc. (File No. 001-00640) for the quarter ended June 30, 2002.

10.5	First Amendment Agreement, dated September 3, 2004, Relating to a Facility Agreement dated June 25, 2002 among Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS and Titania A/S, as borrowers, Kronos Titan GmbH, Kronos Europe S.A./N.V. and Kronos Norge AS, as guarantors, Kronos Denmark ApS, as security provider, with Deutsche Bank Luxembourg S.A., acting as agent – incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Registrant dated November 17, 2004 (File No. 333-119639).

10.6	Second Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of June 14, 2005 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A. as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V, Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS – incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-100047) for the year ended December 31, 2009.

10.7	Third Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of May 26, 2008 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A.,/N.V, Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS – incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-100047) for the year ended December 31, 2009.

10.8	Fourth Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of September 15, 2009 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS – incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-1000047) for the year ended December 31, 2009.

10.9	Lease Contract, dated June 21, 1952, between Farbenfabriken Bayer Aktiengesellschaft and Titangesellschaft mit beschrankter Haftung (German language version and English translation thereof)- incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K (File No. 001-00640) of NL Industries, Inc. for the year ended December 31, 1985.

10.10	Master Technology Exchange Agreement, dated as of October 18, 1993, among Kronos Worldwide, Inc. (f/k/a Kronos, Inc.), Kronos Louisiana, Inc., Kronos International, Inc., Tioxide Group Limited and Tioxide Group Services Limited - incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-00640) of NL Industries, Inc. for the quarter ended September 30, 1993.

10.11	Form of Assignment and Assumption Agreement, dated as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit 10.9 to Kronos International, Inc.’s Registration Statement on Form S-4 (File No. 333-100047).

10.12	Form of Cross License Agreement, effective as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit to Kronos International, Inc.’s Registration Statement on Form S-4 (File No. 333-100047).

10.13	Formation Agreement dated as of October 18, 1993 among Tioxide Americas Inc., Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.2 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.14	Joint Venture Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.3 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.15	Kronos Offtake Agreement dated as of October 18, 1993 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.4 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.16	Amendment No. 1 to Kronos Offtake Agreement dated as of December 20, 1995 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.22 to NL Industries, Inc.’s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995.

10.17	Tioxide Americas Offtake Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.5 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.18	Amendment No. 1 to Tioxide Americas Offtake Agreement dated as of December 20, 1995 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.24 to NL Industries, Inc.’s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995.

10.19	Parents’ Undertaking dated as of October 18, 1993 between ICI American Holdings Inc. and Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) - incorporated by reference to Exhibit 10.9 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.20	Allocation Agreement dated as of October 18, 1993 between Tioxide Americas Inc., ICI American Holdings, Inc., Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.10 to NL Industries, Inc.’s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.21	Insurance sharing agreement dated October 30, 2003 by and among CompX International Inc., Contran Corporation, Keystone Consolidated Industries, Inc., Titanium Metals Corp., Valhi, Inc., NL Industries, Inc. and Kronos Worldwide, Inc. – incorporated by reference to Exhibit 10.48 to NL Industries, Inc.’s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2003.

21.1	Subsidiaries of the Registrant – incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K (File No. 001-31763) for the year ended December 31, 2009.

23.1+++	Consent of Locke Lord Bissell & Liddell LLP.

23.2+	Consent of PricewaterhouseCoopers LLP.

24.1+++	Power of Attorney.

99.1+++	Financial statement schedule I of Kronos Worldwide, Inc.

*	Management contract, compensatory plan or arrangement.

+	Filed herewith.

++	To be filed by amendment.

+++	Previously filed.